As filed with the Securities and Exchange Commission on October 22, 2004
                                                     Registration No. 333-118236


================================================================================
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                _________________
                                 Amendment No. 3
                                       to
                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                _________________


                       PENNSYLVANIA COMMERCE BANCORP, INC.
             (Exact name of registrant as specified in its charter)
                                _________________


       Pennsylvania                 6021                   25-1834776
     (State or other     (Primary Standard Industrial    (I.R.S. Employer
      jurisdiction of    Classification Code Number)   Identification Number)
     incorporation or
      organization)

                                100 Senate Avenue
                                  P.O. Box 8599
                       Camp Hill, Pennsylvania 17001-8599
                            Telephone: (717) 975-5630

       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                _________________

                               Gary L. Nalbandian
                             Chief Executive Officer
                                100 Senate Avenue
                                  P.O. Box 8599
                       Camp Hill, Pennsylvania 17001-8599
                            Telephone: (717) 975-5630
       (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
      Lawrence R. Wiseman                              Stuart G. Stein
         Blank Rome LLP                            Hogan & Hartson L.L.P.
        One Logan Square                            555 13th Street, N.W.
     Philadelphia, PA 19103                         Washington, DC 20004
   Telephone: (215) 569-5500                      Telephone: (202) 637-8575
   Facsimile: (215) 569-5555                      Facsimile: (202) 637-5910

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable on or after the effective date of this Registration Statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [ ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                  Subject to Completion, dated October 22, 2004


PRELIMINARY PROSPECTUS
                                 400,000 Shares

                                 [LOGO OMITTED]

                                  Common Stock
                                 _______________

         Pennsylvania Commerce Bancorp, Inc. is the holding company for Commerce Bank/Harrisburg, N.A., a retail and commercial bank headquartered in Camp Hill, Pennsylvania.



         We are offering 400,000 shares of our common stock. Our common stock is quoted on the Nasdaq National Market under the symbol "COBH." The last reported sale price of our common stock on the Nasdaq National Market on October 20, 2004 was $48.66 per share.


         Investing in our common stock involves risks. See "Risk Factors" beginning on page 10 to read about factors you should consider before you make your investment decision.

                                                                                    Per share         Total
Price to public............................................................      $               $
Underwriting discount......................................................      $               $
Proceeds, before expenses, to Pennsylvania Commerce Bancorp, Inc...........      $               $


         We have granted the underwriters a 30-day option to purchase up to 60,000 additional shares of common stock at the same price, and on the same terms, solely to cover over-allotments, if any.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

         These securities are not deposits, savings accounts, or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

         The underwriters expect to deliver the common stock to purchasers against payment in New York, New York on or about [ ], 2004, subject to customary closing conditions.

                                 _______________

     Sandler O'Neill & Partners, L.P.        Janney Montgomery Scott LLC


                The date of this prospectus is [      ], 2004


The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                  [MAP OMITTED]


                                                    TABLE OF CONTENTS

                                                                                                                Page
                                                                                                                ----



Summary...........................................................................................................1
Recent Developments...............................................................................................6
Selected Consolidated Financial Data..............................................................................8
Risk Factors.....................................................................................................10
Caution About Forward-Looking Statements.........................................................................16
Use of Proceeds..................................................................................................17
Capitalization...................................................................................................17
Market for Common Stock and Dividends............................................................................18
Management's Discussion and Analysis of Financial Condition and Results of Operations............................19
Business.........................................................................................................53
Supervision and Regulation.......................................................................................58
Management.......................................................................................................64
Share Ownership of Management and Five Percent Beneficial Owners.................................................72
Description of Our Capital Stock.................................................................................74
Underwriting.....................................................................................................80
Legal Matters....................................................................................................82
Experts..........................................................................................................83
Where You Can Find Additional Information About Pennsylvania Commerce Bancorp, Inc...............................83
Index to Consolidated Financial Statements......................................................................F-1




         You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. We are not, and the underwriters are not, making an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover page of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. Unless otherwise indicated, all information in this prospectus assumes that the underwriters will not exercise their option to purchase additional common stock to cover over-allotments.

                                     SUMMARY


This summary highlights selected information that is contained elsewhere in this prospectus. The summary does not contain all the information that you should consider before investing in our common stock. You should read this summary together with the entire prospectus.


                       Pennsylvania Commerce Bancorp, Inc.

Our Business


         Pennsylvania Commerce Bancorp, Inc. is the bank holding company of Commerce Bank/Harrisburg, N.A. We are headquartered in Camp Hill, Pennsylvania, a suburb of the Pennsylvania state capital Harrisburg and conduct substantially all of our business through the Bank. For the six-month period ended June 30, 2004, we had net income of $4.1 million and diluted earnings per share of $1.62. As of June 30, 2004, we had total assets of $1.18 billion, total deposits of $978.3 million and total net loans (including loans held for sale) of $596.2 million. The Bank, a national bank and our principal operating subsidiary, opened for business in June 1985. Utilizing the Cherry Hill, New Jersey headquartered Commerce Bancorp, Inc. "America's Most Convenient Bank" strategy (See "-- Relationship with Commerce of New Jersey"), the Bank employs a customer service focused strategy in providing a full range of retail and commercial banking services and products to consumers and small and mid-sized companies. Our approach to banking emphasizes a combination of long-term customer relationships, quick responses to customer needs, convenient locations and extended hours of operation. We do not offer trust, insurance or capital markets services. The Bank offers its lending and depository services from 23 full-service stores located throughout south central Pennsylvania primarily in the greater Harrisburg, York and Reading areas. We refer to ourselves in this prospectus as "we," "us," "our," the "Company" or "Pennsylvania Commerce." We use the term "Bank" to refer to our wholly owned subsidiary, Commerce Bank/Harrisburg, N.A.

         Over the past five years we have experienced significant growth in earnings per share, net income, assets, loans and deposits, all of which have been achieved through organic growth. Along with steady growth, our financial performance has been characterized by strong asset quality. Our ratio of non-performing assets to total assets at December 31, 1999, 2000, 2001, 2002 and 2003 and at June 30, 2004, respectively, was 0.18%, 0.18%, 0.15%, 0.23%, 0.13%
and 0.11%. To date, we have not made any acquisitions and acquisitions are not a part of our growth plans or strategy. For the five-year period ended December 31, 2003, we have enjoyed compound annual growth rates as follows:

                                                   Compound Annual
                                                     Growth Rate
                                               for the five-year period
                                                        ended
                                                  December 31, 2003
                                              ---------------------------
           Diluted Earnings Per Share                    22%
           Net Income                                    24%
           Total Assets                                  27%
           Total Loans                                   24%
           Total Deposits                                25%

Relationship with Commerce of New Jersey

         Commerce Bancorp, Inc. is a bank holding company headquartered in Cherry Hill, New Jersey with more than 275 stores throughout New Jersey, New York, southeastern Pennsylvania and Delaware. In this prospectus, we refer to Commerce Bancorp, Inc. as Commerce of New Jersey. As of June 30, 2004, Commerce of New Jersey had total assets of $26.74 billion.


         Pursuant to our Network Agreement with Commerce of New Jersey we utilize their unique retail business model. Under this agreement we have the right to use the "Commerce Bank" name and the "America's Most Convenient Bank" logo, among others, within 34 Pennsylvania counties. Our affiliation with Commerce of New Jersey provides us with marketing support, brand recognition and access to a large breadth of services. Under the Network Agreement, Commerce of New Jersey, through its subsidiary, Commerce Bank, N.A., a national bank located in Cherry Hill, New Jersey, provides various services to the Bank including maintaining the computer wide area network; proof and encoding services; deposit account statement rendering; data processing; and advertising support. These services are provided for a monthly fee. The Bank paid approximately $1.4 million for services provided by Commerce of New Jersey during 2003. See "Business - Relationship with Commerce of New Jersey" for a more detailed description of the Network Agreement and disclosure related to Commerce of New Jersey's beneficial ownership of our securities, including the recent purchase by Commerce of New Jersey of 100,000 shares of our common stock in a private placement transaction.

Our Market

         We currently operate 23 full-service stores throughout the Pennsylvania counties of Berks, Cumberland, Dauphin, Lebanon and York, which encompass the metropolitan statistical areas of Harrisburg (the capital of Pennsylvania), Reading and York. We view our market to be attractive due to its diversified industry base, well educated population and historically stable economy, which is home to the state government and large employment centers of major corporations, such as Hershey Foods Corporation, HARSCO Corporation and Harley-Davidson, Inc. and a growing influence from other regional metropolitan centers such as Baltimore and Philadelphia. Based on the most recent Bureau of Labor and Statistics reports the weighted average unemployment rate for the five counties we serve was 4.94% as of March 31, 2004. Additionally, the median household incomes for the metropolitan statistical areas of Harrisburg, Reading and York were estimated to be $47,877, $48,434 and $48,956, respectively, for 2004 based on data compiled by Claritas, which compares favorably to the national average of $46,475. The total population of our combined market areas has reached an estimated 1.3 million based on 2004 projections.

         At June 30, 2003, the most recently available data reported by the FDIC, our market, measured in terms of metropolitan statistical areas, totaled $18.34 billion in bank and thrift deposits. At this date, our deposit market share totaled $742.9 million, or 4.05% of this market. We believe that our relatively low market share provides us with significant opportunities to capture additional deposit market share and capitalize on lending opportunities brought upon by consolidation and the changing economic demographics of our market.

Our Strategy

            By capitalizing on Commerce of New Jersey's unique retail model in a community banking platform, we have grown since 1985 from a single-office bank in Camp Hill, Pennsylvania into a bank with 23 full-service stores in south central Pennsylvania. We intend to continue to increase our assets and grow our branch network by opening new stores and focusing on same-store deposit growth. Our growth and development strategy includes a number of key elements:

o Continue our growth through branch network expansion. We expect that we will continue our pattern of expanding our footprint by branching into contiguous areas of our existing market, and by filling gaps between existing store locations. Over the past five years we have opened 12 stores. Subject to regulatory approvals, we are targeting to open approximately two to six new stores in each of the next five years. The cost to construct and furnish a new store will be approximately $1.7 million, excluding the cost to lease or purchase the land on which the store is located. We believe that the demographics of the south central Pennsylvania market should provide significant opportunities for us to continue to grow loan and deposit relationships. To accommodate our growth and perpetuate our culture we plan to construct a new headquarters, operations and training center in Harrisburg, which we expect to open in 2005. In September 2004, we completed the purchase of the land on which our headquarters will be located. The purchase price for such land was approximately $2.0 million. The anticipated cost to construct and furnish our new headquarters, operations and training center in Harrisburg will be between $15.0 and $18.0 million. Based upon our anticipated growth, we do not anticipate needing to borrow funds or raise additional capital to fund our branch expansion and new headquarters for at least the next four years.



o Maximize the customer relationship by utilizing Commerce of New Jersey's unique retail model. We believe that gaining and retaining customers starts with convenient and unmatched face-to-face services. Our retail approach to banking emphasizes a combination of long-term customer relationships, quick responses to customer needs, active marketing, convenient locations and extended hours of operation. Each of our stores is uniform in design and appearance, making customers feel at home at any one they visit. We strive to deliver a memorable customer experience so that customers are inclined to talk about the service they receive with neighbors, family and friends resulting in our gaining new customers. In addition, we believe that we can capitalize on the continued consolidation of other banks in our market area into regional and national financial institutions, in order to gain customers seeking personalized service. As a local banking organization, we believe we can compete effectively by providing a high level of personalized service in a retail-oriented branch system.

o Continue growth through expansion of lending. Our loans have grown significantly over the past five years. For the five-year period ended December 31, 2003, we have enjoyed annual compound growth in loans of 24%. We believe that our continued growth as well as industry consolidation has provided us and will continue to provide us with additional lending opportunities. In addition, it is our belief that the industry consolidation has also provided us and will continue to provide us with the opportunity to hire senior lenders with experience in and knowledge of our markets that have been displaced or have grown dissatisfied as a result of the industry consolidation.


                                  The Offering


Common stock offered........................................     400,000 shares (1)
Common stock outstanding after this offering ...............     2,822,948 shares (2)
Net proceeds................................................     The net proceeds of the offering will be
                                                                 approximately $[        ] assuming the
                                                                 underwriters' over-allotment option is not
                                                                 exercised.
Use of proceeds.............................................     We intend to contribute substantially all of the
                                                                 proceeds of the offering to the Bank to increase
                                                                 the Bank's capital level.  By increasing the Bank's
                                                                 capital, the Bank can support branch expansion and
                                                                 growth in customer deposits to


                                       3





                                                                 fund lending and investment activities. For a
                                                                 description of our plan to grow through branch
                                                                 network expansion see " -- Our Strategy" above. We
                                                                 will use the balance of the proceeds for general
                                                                 corporate purposes. See "Use of Proceeds."
Dividends on common stock...................................     We have paid stock dividends in each of the last
                                                                 ten years and we effected a two-for-one stock split
                                                                 in 1995.  See "Market for Common Stock and
                                                                 Dividends."  We have not declared or paid cash
                                                                 dividends on our common stock.  The board of
                                                                 directors intends to follow a policy of retaining
                                                                 earnings for the purpose of increasing our capital
                                                                 for the foreseeable future.
Nasdaq symbol...............................................     "COBH"
____________________________

(1) The number of shares offered assumes that the underwriters' over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell 460,000 shares.
(2) Based on shares of common stock outstanding as of June 30, 2004, as adjusted to include 100,000 shares of our common stock issued to Commerce of New Jersey on September 29, 2004 in a private placement transaction. Unless otherwise indicated, information contained in this prospectus regarding the number of shares of our common stock outstanding after this offering does not include an aggregate of up to 1,361,319 shares comprised of: up to 60,000 shares issuable by us upon exercise of the underwriters' over-allotment option; 423,368 shares issuable in connection with our Dividend Reinvestment and Stock
         Purchase Plan; 143,666 shares issuable in connection with warrants with an expiration date of October 7, 2008 and an exercise price of $6.95 per share; 112,454 shares issuable upon the exercise of outstanding stock options granted under our 2001 Stock Option Plan for Non-Employee
         Directors with a weighted average exercise price of $23.87 per share;
         417,141 shares issuable upon the exercise of outstanding stock options granted under our 1996 Employee Stock Option Plan with a weighted average exercise price of $27.60 per share; and an aggregate of 204,690 shares reserved for future issuance under our 1996 Employee Stock
         Option Plan and 2001 Stock Option Plan for Non-Employee Directors.


                                  Risk Factors

         Before investing, you should carefully review the information contained under "Risk Factors" beginning at page 10.

                               __________________


         Our principal executive offices are located at 100 Senate Avenue, Camp Hill, Pennsylvania 17011 and our telephone number is (717) 975-5630. Our web site address is www.commercepc.com. The information on our web site does not constitute part of this prospectus.

                               RECENT DEVELOPMENTS

Pennsylvania Commerce Earnings Release


         On October 20, 2004, we reported the selected consolidated historical financial and other data of Pennsylvania Commerce contained in the following table at the dates and for the periods indicated. You should read this information in conjunction with the audited consolidated financial statements included in this document. The information contained in the table is unaudited.





                                                    (Unaudited)
                                      (In thousands, except per share amounts)

                                                                          For the                    At or for the
                                                                    Three Months Ended             Nine Months Ended
                                                                       September 30,                 September 30,
                                                               ----------------------------- -----------------------------
                                                                    2004           2003           2004           2003
                                                               ----------------------------- -----------------------------
Selected Income Statement Data:
    Net interest income ...................................... $   11,883     $    8,150     $   34,492     $   23,949
    Provision for loan losses ................................        675            350          1,925          1,200
    Noninterest income .......................................      2,949          2,649          8,251          7,056
    Noninterest operating expenses ...........................     10,890          8,213         31,456         22,668
    Net income ...............................................      2,198          1,526          6,307          4,832

Common Share Data:
    Net income per share:
     Basic ................................................... $     0.93     $     0.67     $     2.70     $     2.13
     Diluted .................................................       0.86           0.62           2.49           1.97
    Book Value per share......................................                                    24.87          20.61
    Average number of shares outstanding:
      Basic ..................................................      2,336          2,258          2,317          2,245
      Diluted ................................................      2,525          2,439          2,513          2,419

Selected Performance Ratios:
    Cost of funds ............................................       1.33%          1.34%          1.24%          1.54%
    Deposit Cost of Funds ....................................       1.08           1.17           0.97           1.36
    Net interest margin ......................................       4.23           4.07           4.33           4.18
    Return on average assets..................................       0.73           0.69           0.74           0.77
    Return on average stockholders' equity ...................      15.75          13.28          15.91          14.30

                                                                                                     At or for the
                                                                                                   Nine Months Ended
                                                                                                     September 30,
                                                                                             -----------------------------
                                                                                                  2004           2003
                                                                                             ------------------------------
Selected Balance Sheet Data:
    Total assets .............................................                             $  1,205,181     $  957,970
    Loans receivable (net) ...................................                                  611,088        428,940
    Investment securities1 ...................................                                  487,049        391,122
    Deposits .................................................                                1,124,906        894,608
    Core deposits ............................................                                1,089,626        842,437
    Jr. subordinated debt ....................................                                   13,600              0
    Trust capital securities .................................                                        0         13,000
    Stockholders' equity .....................................                                   61,861         47,689

Selected Capital Ratios:
    Stockholders' equity to Total assets .....................                                     5.13%          4.98%
    Leverage Capital .........................................                                     6.21           6.86
    Risk based capital:
      Tier 1 .................................................                                     9.36          10.20
      Total ..................................................                                    10.26          11.18

Asset Quality Ratios:
    Net charge-offs to average loans outstanding .............                                     0.13%          0.14%
    Non-performing loans to total loans ......................                                     0.27           0.28
    Non-performing assets to total assets ....................                                     0.20           0.15
    Allowance for loan losses to total loans .................                                     1.16           1.33
    Allowance for loan losses to non-performing loans ........                                      436%           472%

--------
1 Investment securities includes securities available for sale and securities held to maturity.


Total Assets, Loans and Deposits

         Total assets were $1.21 billion at September 30, 2004, up $153.2 million, or 15%, from the end of 2003. This growth is attributable to an increase in net loans receivable of $141.2 million from $469.9 million to $611.1 million. The loan growth was funded by an increase in total deposits of $218.4 million, or 24%, from $906.5 million to $1.12 billion over the same period.

Capital

         At September 30, 2004, our consolidated capital ratios met the definition of a "well-capitalized institution." On September 29, 2004, we issued and sold 100,000 shares of our common stock to Commerce of New Jersey in a private placement transaction at a purchase price of $45.666 per share.

Net Income

         Net income for the first nine months of 2004 totaled $6.3 million, up $1.5 million, or 31%, over net income of $4.8 million for the first nine months of 2003. Net income per fully diluted share was $2.49 for the first nine months of 2004, a 26% increase over $1.97 per share for the same period in 2003. The increase in net income is primarily attributable to an increase in net interest income and non interest income as a result of our growth, partially offset by an increase in noninterest expenses.

Net Interest Income and Net Interest Margin

         Net interest income for the first nine months of 2004 totaled $34.5 million, up 44% over the $23.9 million recorded in the first nine months of 2003. Our deposit growth fueled volume increases in the level of interest earning assets, which resulted in the increase in net interest income for the period.

         The net interest margin for the first nine months of 2004 was 4.33%, up 15 basis points over the first nine months of 2003. The increase in net interest margin was primarily due to a decrease in our cost of deposit funds to 0.97% during the first nine months of 2004 versus 1.36% for the same period in 2003.

Noninterest Income

         Noninterest income for the first nine months of 2004 was $8.3 million, a 17% increase over the $7.1 million earned in the first nine months of 2003. This was attributable to an increase in deposit service charges and fees as a result of our growth.

Noninterest Expenses

         Noninterest expenses for the first nine months of 2004 were $31.5 million, up 39% from $22.7 million recorded in the same period of 2003. The increase in noninterest expenses is primarily a result of our growth during the last 12 months and also reflects infrastructure expenditures to support our future growth.

Asset Quality

         Non-performing assets and loans 90 days past due at September 30, 2004 totaled $2.4 million, or 0.20%, of total assets, versus $1.5 million, or 0.15%, of total assets one year ago. Net charge-offs as a percentage of average loans outstanding for the first nine months of 2004 were 0.13%, as compared to 0.14% for the same period last year. Total nonaccrual loans at September 30, 2004 were $1.4 million, loans past due 90 days or more and still accruing were $52,000, foreclosed real estate was $805,000 and troubled debt restructuring was $228,000. During the nine-month period ended September 30, 2004, gross charge-offs were $904,000 and gross recoveries were $148,000.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following table shows a summary of our historical consolidated financial data. You should read it in conjunction with our audited consolidated financial statements, including the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operation." The selected historical financial data for the years ended and at December 31, 2003, 2002 and 2001 is derived from our audited consolidated financial statements and related notes included in this prospectus. The selected historical financial data for the years ended and at December 31, 2000 and 1999 is derived from our audited consolidated financial statements which are not included in this prospectus. The selected historical financial data at and for the six months ended June 30, 2004 and 2003 is derived from our unaudited interim financial statements and includes, in the opinion of management, all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the data for such period. The results of operations for the six month period ended June 30, 2004 do not necessarily indicate the results which may be expected for any future period or for the full year.



                                              At or for the                           At or for the
                                         Six Months Ended June 30,                Year Ended December 31,
                                         ------------------------------------------------------------------------------------
                                             2004         2003          2003       2002        2001        2000       1999
                                           --------     --------      --------   --------    --------    --------   --------
Selected Balance Sheet Data:                                (dollars in thousands, except per share data)

Total assets ............................$1,184,870    $845,297    $1,051,989   $786,598    $609,890    $480,086   $378,913
Loans held for sale .....................     7,834      12,812         9,164     10,514       7,661       5,329      5,301
Loans receivable (net) ..................   588,398     401,073       469,937    363,735     338,130     286,520    213,264
Securities available for sale ...........   303,904     213,468       275,400    205,436     104,722      90,633     82,522
Securities held to maturity .............   199,838     127,089       199,863     97,625     103,349      33,812     29,039
Federal funds sold ......................        --      12,000            --     44,500       4,300      22,800         --
Deposits ................................   978,258     782,733       906,527    726,955     561,738     446,583    348,546
Short-term borrowings and long-term debt.   151,043          --        79,000         --          --          --      8,300
Trust capital securities ................        --      13,000        13,000     13,000      13,000       5,000         --
Stockholders' equity ....................    51,006      46,762        49,724     42,812      32,593      26,668     20,378

Selected Income Statement Data:
Interest income .........................   $28,712     $21,905       $45,542    $41,995     $38,247     $31,774    $24,617
Interest expense ........................     6,103       6,106        11,652     14,294      16,193      14,297      9,941
                                           --------     --------      --------   --------    --------    --------   --------
Net interest income .....................    22,609      15,799        33,890     27,701      22,054      17,477     14,676
Provision for loan losses ...............     1,250         850         1,695      1,435       1,469       1,050        762
                                           --------     --------      --------   --------    --------    --------   --------
Net interest income after provision for
   loan losses ..........................    21,359      14,949        32,195     26,266      20,585      16,427     13,914
Noninterest income ......................     5,302       4,407         9,990      7,707       6,607       5,362      4,558
Noninterest operating expenses ..........    20,566      14,455        32,510     25,428      20,512      16,189     13,756
                                           --------     --------      --------   --------    --------    --------   --------
Income before income taxes ..............     6,095       4,901         9,675      8,545       6,680       5,600      4,716
Income taxes ............................     1,986       1,595         3,118      2,871       2,232       1,886      1,613
                                           --------     --------      --------   --------    --------    --------   --------
Net income ..............................    $4,109      $3,306        $6,557     $5,674      $4,448      $3,714     $3,103
                                           ========     ========      ========   ========    ========    ========   ========

Common Share Data:
Net income per share:
    Basic ...............................     $1.76       $1.46         $2.88      $2.58       $2.14       $1.81      $1.51
    Diluted .............................      1.62        1.36          2.68       2.37        1.94        1.69       1.42
Book Value per share ....................     21.51       20.26         21.24      18.79       15.21       12.66       9.68
Average number of shares outstanding:
    Basic ............................... 2,307,508   2,238,303     2,252,984  2,165,934   2,043,315   2,009,529  1,990,821
    Diluted ............................. 2,516,964   2,409,456     2,418,036  2,363,904   2,247,626   2,146,422  2,135,097

Selected Performance Ratios:
Return on average assets 1 ..............     0.74%       0.81%         0.74%      0.81%       0.82%       0.88%      0.89%
Return on average stockholders' equity 1.     15.99       14.83         14.27      14.86       14.85       16.59      15.18
Net interest margin 1 ...................      4.38        4.22          4.20       4.29        4.40        4.49       4.59
Efficiency ratio ........................     73.68       71.54         75.60      71.81       71.90       71.61      71.52
Loan to deposit ratio ...................     61.67       53.60         53.51      52.19       62.37       66.19      63.52

Selected Liquidity and Capital Ratios:
Average loans to average deposits .......    57.01%      51.81%        52.23%     56.91%      63.25%      65.12%     60.24%
Average stockholders' equity to average
  total assets ..........................      4.64        5.47          5.22       5.49        5.54        5.29       5.86
Risk based capital:
    Tier 1 ..............................      8.72       10.80          9.57      11.16       10.22        9.90       9.91



                                       8



                                              At or for the                           At or for the
                                         Six Months Ended June 30,                Year Ended December 31,
                                         ------------------------------------------------------------------------------------
                                             2004         2003          2003       2002        2001        2000       1999
                                           --------     --------      --------   --------    --------    --------   --------

    Total ...............................      9.63       11.85       10.49        12.22       11.78       11.04        11.12
Leverage Capital ........................      5.80        7.00        6.19         7.00        7.33        6.92         6.28

Asset Quality Ratios:
Net charge-offs to average loans
  outstanding............................      0.04%       0.08%       0.20%        0.23%       0.21%       0.06%        0.08%
Non-performing loans to total loans .....      0.14        0.43        0.25         0.45        0.26        0.29         0.32
Non-performing assets to total assets ...      0.11        0.24        0.13         0.23        0.15        0.18         0.18
Allowance for loan losses to total loans.      1.18        1.39        1.26         1.40        1.33        1.29         1.31
Allowance for loan losses to
  non=performing loans ..................       855         325         513          311         519         448          404


Growth Ratios and Other Data: 2
Percentage change in net income .........    24.29%      25.37%      15.56%       27.56%      19.76%      19.69%       39.90%
Percentage change in diluted net income
    per share............................     19.12       22.52       13.08        22.16       14.79       19.01        42.00
Percentage change in assets .............     40.17       25.40       33.74        28.97       27.04       26.70        18.66
Percentage change in loans ..............     46.39       12.96       29.02         7.65       18.06       34.31        29.31
Percentage change in deposits ...........     24.98       26.56       24.70        29.41       25.79       28.13        17.07
Percentage change in equity .............      9.08       20.16       16.15        31.35       22.22       30.87        (0.33)
Number of stores ........................        23          19          23           18          15          13           11

____________________________
1  Ratios for the six month periods are annualized.


2 This ratio expresses the relationship of noninterest expenses to net interest income plus noninterest income (excluding gain on sales of investment securities).

3 Ratios of changes in income are computed based upon the growth over the comparable prior period. Ratios of changes in balance sheet data compare period-end data against the same data from the comparable period for the year earlier.

                                  RISK FACTORS

         An investment in our common stock involves various risks. You should carefully consider the risk factors listed below and all other information contained in this prospectus before purchasing our common stock. These risk factors may cause our future earnings to be lower or our financial condition to be less favorable than we expect. In addition, other risks of which we are not aware, which relate to the banking and financial services industries in general, or which we do not currently believe are material, may cause our earnings to be lower, or hurt our future financial condition.

We plan to continue to grow rapidly and there are risks associated with rapid growth.

         Over the past five years we have experienced significant growth in earnings per share, net income, assets, loans and deposits, all of which have been achieved through organic growth.


         We intend to continue to rapidly expand our business and operations. We intend to contribute substantially all of the proceeds of the offering to the Bank to increase the Bank's capital level. By increasing the Bank's capital, the Bank can support branch expansion and growth in customer deposits to fund lending and investment activities. Subject to regulatory approvals, we are targeting to open two to six new stores in each of the next five years. The cost to construct and furnish a new store will be approximately $1.7 million, excluding the cost to lease or purchase the land on which the store is located. In addition, we plan to construct a new headquarters, operations and training center in Harrisburg, which we expect to open in 2005. The anticipated cost to construct and furnish our new headquarters, operations and training center in Harrisburg will be between $15.0 and $18.0 million. Based upon our anticipated growth, we do not anticipate needing to borrow funds or raise additional capital to fund our branch expension and new headquarters for at least the next four years. Our ability to manage growth successfully will depend on our ability to attract qualified personnel and maintain cost controls and asset quality while attracting additional loans and deposits on favorable terms, as well as on factors beyond our control, such as economic conditions and competition. If we grow too quickly and are not able to attract qualified personnel, control costs and maintain asset quality, this continued rapid growth could materially adversely affect our financial performance.

We are dependent on Commerce of New Jersey.


         Pursuant to the Network Agreement between us, the Bank and Commerce of New Jersey, which was last amended in September 2004, we have the right to use the "Commerce Bank" name and the "America's Most Convenient Bank" logo, among others, within the territory prescribed by the Network Agreement (the Pennsylvania counties of Adams, Berks, Bradford, Carbon, Centre, Clinton, Columbia, Cumberland, Dauphin, Franklin, Fulton, Huntingdon, Juniata, Lackawanna, Lancaster, Lebanon, Luzerne, Lycoming, Mifflin, Monroe, Montour, Northumberland, Perry, Pike, Potter, Schuylkill, Snyder, Sullivan, Susquehanna, Tioga, Union, Wayne, Wyoming, and York). As of June 30, 2004, as adjusted to include 100,000 shares of our common stock issued to Commerce of New Jersey on September 29, 2004 in a private placement transaction, Commerce of New Jersey owned approximately 11.70% of our common stock, 100% of our Series A preferred stock, warrants that entitle Commerce of New Jersey to purchase 143,666 shares (adjusted for common stock dividends) of our common stock only upon our "change of control" (as defined in "Description of Our Capital Stock - Warrants") and 100% of our Trust Capital Securities. See "Business - Relationship with Commerce of New Jersey." Under the Network Agreement, Commerce of New Jersey, through its subsidiary, Commerce Bank, N.A., a national bank located in Cherry Hill, New Jersey, provides various services to the Bank including: maintaining the computer wide area network; proof and encoding services; deposit account statement rendering; data processing; and advertising support. The Bank may only use these services in the territory prescribed by the Network Agreement. This restriction limits our growth to these areas as long as we are party to the Network Agreement.

         Commerce of New Jersey can terminate the Network Agreement upon 360 days prior notice (a) on a fifth anniversary date of the Network Agreement (the next fifth anniversary date is January 1, 2010); (b) upon our change of control; or (c) upon the occurrence of specified events. See "Business -

Relationship with Commerce of New Jersey." If the Network Agreement is terminated, we will no longer be able to continue to operate under the Commerce name or logos. In addition, if the Network Agreement is terminated, there can be no assurance that our operations would not be disrupted or that we could obtain or provide these services at similar cost, which could materially and adversely affect our business, results of operations and financial condition. Any material adverse change to the business, results of operations and financial condition of Commerce of New Jersey could have a material adverse effect on our business, results of operations and financial condition. In addition, any acquisition of Commerce of New Jersey or similar transaction could have an adverse effect on us.

         Commerce of New Jersey and certain of its (or its subsidiaries) current and former officers and directors are defendants in several class action complaints arising out of the indictment of two officers of Commerce of New Jersey's Philadelphia bank subsidiary. Commerce has stated in its Form 10-Q for the quarter ended June 30, 2004, (i) that it believes the indictments will have no material negative financial impact on Commerce of New Jersey and (ii) that the class action complaints are without merit and that it intends to vigorously defend such suits.

         The indictments and the lawsuits do not involve Pennsylvania Commerce or the Bank. However, we can provide no assurance that these indictments or lawsuits will not have a material adverse impact on Commerce of New Jersey and by reputation or otherwise, on us. See "Business - Relationship with Commerce of New Jersey."

Changes in interest rates could reduce our income and cash flows.

         Our operating income and net income depend to a great extent on our net interest margin, i.e., the difference between the interest yields we receive on loans, securities and other interest earning assets and the interest rates we pay on interest-bearing deposits and other liabilities. These rates are highly sensitive to many factors beyond our control, including competition, general economic conditions and monetary and fiscal policies of various governmental and regulatory authorities, including the Board of Governors of the Federal Reserve System, referred to as "FRB." At June 30, 2004, our income simulation model indicates net income would be higher by 0.3% in the first year and lower by 4.6% over a two-year time frame, if rates decreased 100 basis points as compared to higher by 0.5% and lower by 4.7%, respectively, at June 30, 2003. The model projects that net income would be lower by 4.2% and higher by 1.2% in the first year and over a two-year time frame, respectively, if rates increased 200 basis points, as compared to higher by 3.0% and 16.0%, respectively, at June 2003. If the rate of interest we pay on our interest-bearing deposits and other liabilities increases more than the rate of interest we receive on loans, securities and other interest earning assets, our net interest income, and therefore our earnings, could be adversely affected. Our earnings could also be adversely affected if the rates on our loans and other investments fall more quickly than those on our deposits and other liabilities.

Our future success will depend on our ability to compete effectively in a highly competitive market and geographic area.

         We face substantial competition in all phases of our operations from a variety of different competitors. We encounter competition from commercial banks, savings and loan associations, mutual savings banks and other financial institutions. Our competitors, including credit unions, consumer finance companies, factors, insurance companies, securities dealers, brokers, mortgage bankers, investment advisors and money market mutual funds, compete with lending and deposit gathering services offered by us. There is very strong competition for financial services in the south central Pennsylvania area in which we conduct our businesses. This geographic area includes offices of many local commercial banks as well as numerous regionally based commercial banks. Several of those competing institutions have much greater financial and marketing resources than we have. Due to their size, many competitors can achieve larger economies of scale and may offer a broader range of products and services than us. If we are unable to offer competitive products and services, our earnings may be negatively affected.


         Some of the financial services organizations with which we compete are not subject to the same degree of regulation as is imposed on bank holding companies and federally insured financial institutions. As a result, these non-bank competitors have certain advantages over us in accessing funding and in providing various services. The banking business in our primary market area is very competitive, and the level of competition facing us may increase further, which may limit our asset growth and profitability.

Economic conditions either nationally or locally in areas in which our operations are concentrated may be less favorable than expected.

         Deterioration in local, regional, national or global economic conditions could result in, among other things, an increase in loan delinquencies, a decrease in property values, a change in housing turnover rate or a reduction in the level of bank deposits. Particularly, a weakening of the real estate or employment market in our primary market area (south central Pennsylvania) could result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on our profitability. Substantially all of our real estate loans are collateralized by properties located in the south central Pennsylvania market area, and substantially all of our loans are made to borrowers who live in and conduct business in this market area. Any material economic deterioration in this market area could have an adverse impact on our profitability.

We operate in a highly regulated environment; changes in laws and regulations and accounting principles may adversely affect us.

         We are subject to extensive regulation, supervision, and legislation which govern almost all aspects of our operations. See "Supervision and Regulation." The laws and regulations applicable to the banking industry could change at any time and are primarily intended for the protection of customers, depositors and the deposit insurance funds. Any changes to these laws or any applicable accounting principles may negatively impact our results of operations and financial condition. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on us, these changes could be materially adverse to our investors and shareholders.


Our continued growth depends on our ability to meet minimum regulatory capital levels. Growth and shareholder returns may be adversely affected if sources of capital are not available to help us meet them.

         Since we became the holding company for the Bank, we have sought to maximize shareholder returns by leveraging our capital. While we believe that the proceeds of this offering and earnings from our operations will enable us to continue to grow for the foreseeable future, if earnings do not meet our current estimates, if we incur unanticipated losses or expenses, if we grow faster than expected, or if the existing capital treatment of our trust preferred securities is adversely changed, we may need to obtain additional capital through borrowing, additional issuances of debt or equity services, or otherwise. If we do not have continued access to sufficient capital, we may be required to reduce our level of assets or reduce our rate of growth in order to maintain regulatory compliance. Under those circumstances net income and the rate of growth of net income may be adversely affected.

We are required to maintain an allowance for loan losses. This allowance for loan losses may have to be adjusted in the future. Any adjustment to the allowance for loan losses, whether due to regulatory changes, economic changes or other factors, may affect our financial condition and earnings.

         We maintain an allowance for loan losses. The allowances are established through a provision for loan losses based on our management's evaluation of the risks inherent in our loan portfolio and the general economy. The allowance is based upon a number of factors, including the size of the loan portfolio, asset classifications, economic trends, industry experience and trends, industry and geographic concentrations, estimated collateral values, management's assessment of the credit risk inherent in the portfolio, historical loan loss experience and loan underwriting policies. In addition, we evaluate all loans identified as problem loans and augment the allowance based upon the perceived risks associated with those problem loans.

         Our management believes it uses a reasonable and prudent methodology to determine the reasonableness of its allowance for loan losses. The federal regulators, in reviewing our loan portfolio as part of a regulatory examination, may request us to increase our allowance for loan losses, thereby negatively affecting our financial condition and earnings at that time. Moreover, additions to the allowance may be necessary based on changes in economic and real estate market conditions, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our management's control. See "Management's Discussion and Analysis of Financial Condition and Results of Operation - Allowance for Loan Losses."

Our commercial real estate, commercial business, residential and consumer loans expose us to increased lending risks.

         At June 30, 2004, the composition of our loan portfolio was as follows:

         o commercial real estate loans of $224.9 million, or 38% of total loans,

         o construction and land development loans of $38.6 million, or 7% of total loans,

         o residential real estate loans of $78.8 million, or 13% of total loans,

         o        tax-exempt loans of $6.1 million, or 1% of total loans,

         o commercial business loans of $84.9 million, or 14% of total loans,

         o        consumer loans of $88.4 million, or 15% of total loans, and

         o        lines of credit of $73.7 million, or 12% of total loans.

         Commercial real estate, commercial business and consumer loans expose a lender to a greater risk of loss than one- to four-family residential loans. Commercial real estate and commercial loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential loans. Consequently, an adverse development with respect to one commercial loan or one credit relationship may expose us to a significantly greater risk of loss compared to an adverse development with respect to one residential mortgage loan. See "Management's Discussion and Analysis of Financial Condition and Results of Operation - Financial Condition - December 31, 2003 Compared to December 31, 2002 - Loan Portfolio."

"Anti-takeover" provisions may make it more difficult for a third party to acquire control of us, even if the change in control would be beneficial to shareholders.

         We are a Pennsylvania corporation. Anti-takeover provisions in Pennsylvania law and our articles of incorporation and bylaws could make it more difficult for a third party to acquire control of us. These provisions could adversely affect the market price of our common stock and could reduce the amount that shareholders might receive if we are sold. For example, our articles of incorporation provide that our board of directors may issue up to 960,000 shares of preferred stock without shareholder approval, subject to the rights of the outstanding preferred shares. In addition, "anti-takeover" provisions of our articles of incorporation, federal and state laws, and Pennsylvania law may restrict a third party's ability to obtain control of Pennsylvania Commerce and may prevent shareholders from receiving a premium for their shares of our common stock.

Our common stock is not insured by any governmental agency and, therefore, investment in it involves risk.

         Our common stock is not a deposit account or other obligation of any bank, and is not insured by the FDIC, or any other governmental agency, and is subject to investment risk, including possible loss.

New investors will suffer immediate and substantial dilution in the book value of the common stock they purchase.

The price per share in this offering is substantially higher than the book value per share of the outstanding common stock immediately after this offering. The book value per share of our common stock was $21.51 as of June 30, 2004. Investors purchasing common stock in this offering will purchase the shares at the offering price of $[____]. Adjusting for the purchase of 100,000 of our shares by Commerce of New Jersey in the private placement and 400,000 of our shares by investors in this offering, the pro forma book value per share of our common stock is $[_____] as of June 30, 2004. Based upon the foregoing, investors purchaseing common stock in this offering will incur immediate dilution of approximately $[____] per share. Investors purchaseing stock in this offering could receive significantly less than the full purchase price that they paid for their shares in the event of our liquidation. Any exercise of outstanding stock options, as well as any future equity issuances, may result in further dilution to investors.

Currently there is only a limited trading market for our common stock, and it is not certain that an active and liquid trading market will develop or be maintained in the foreseeable future.

         Our common stock is currently traded on the Nasdaq National Market. Prior to October 13, 2004, our common stock was traded on the Nasdaq Small Cap Market. During the six months ended June 30, 2004, the average daily trading volume for our common stock was approximately 1,800 shares. We are uncertain whether a more active and liquid trading market in our common stock will develop. For these reasons, we cannot assure you that you will be able to resell your shares of common stock for a price that is equal to or greater than the offering price.

Most of our outstanding shares are available for resale in the public market without restriction. The sale of a large number of these shares could adversely affect our stock price and could impair our ability to raise capital through the sale of equity securities.


         Sales of our common stock could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of equity securities. As of June 30, 2004, as adjusted to include 100,000 shares of our common stock issued to Commerce of New Jersey on September 29, 2004 in a private placement transaction, there were 2,422,948 shares of our common stock outstanding. Most of these shares are available for resale in the public market without restriction, except for shares held by our affiliates. Generally, our affiliates may either sell their shares under a registration statement or in compliance with the volume limitations and other requirements imposed by Rule 144 adopted by the SEC.

         All of our executive officers and directors have entered into lock-up agreements with the underwriters and have agreed not to sell or otherwise dispose of any of their shares of our common stock for a period of [ ] days after the date of this prospectus. After this lock-up period, however, they could sell their shares. We cannot predict whether following this offering substantial amounts of our common stock will be sold in the open market in anticipation of, or following, any future divestiture of our shares by these or other of our officers, directors or principal shareholders.

         In addition, as of June 30, 2004, we had the authority to issue up to approximately 734,285 shares of our common stock under our stock option plans and 423,368 shares under our Dividend Reinvestment and Stock Purchase Plan. Additionally, we had outstanding warrants to purchase 143,666 shares of our common stock.


Our executive officers, directors and other five percent or greater shareholders own a large percentage of our company, and could influence matters requiring approval by our shareholders.


         As of June 30, 2004, as adjusted to include 100,000 shares of our common stock issued to Commerce of New Jersey on September 29, 2004 in a private placement transaction, our executive officers, directors, and other five percent or greater shareholders owned and had the right to vote approximately
33.33% of our outstanding common stock. Commerce of New Jersey has indicated that they presently intend to purchase up to an additional 100,000 shares of our common stock in this offering. In addition, our executive officers and directors have indicated that they presently intend to purchase approximately 44,444 shares in this offering. These shareholders, acting together, would be able to influence matters requiring approval by our shareholders, including the election of directors. Thus, actions might be taken even if other shareholders, including those who purchase shares in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of Pennsylvania Commerce.


Terrorist attacks and threats or actual war may impact all aspects of our operations, revenues, costs and stock price in unpredictable ways.

         Recent terrorist attacks in the United States, as well as future events occurring in response or in connection to them, including, without limitation, future terrorist attacks against United States targets, rumors or threats of war, actual conflicts involving the United States or its allies or military or trade disruptions, may impact our operations. Any of these events could cause consumer confidence and savings to decrease or result in increased volatility in the United States and worldwide financial markets and economy. Any of these occurrences could have an adverse impact on our operating results, revenues and costs and may result in the volatility of the market price for our common stock and on the future price of our common stock.

                    CAUTION ABOUT FORWARD-LOOKING STATEMENTS

         We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include:

         o Statements of goals, intentions and expectations as to future trends, plans, events or results of operations and policies and regarding general economic conditions;

         o        Estimates of risks and of future costs and benefits; and

         o Statements of the ability to achieve financial and other goals.

         In some cases, forward-looking statements can be identified by use of words such as "may," "will," "anticipates," "believes," "expects," "intends," "plans," "estimates," "potential," "continue," "could," "should" and similar words or phrases. These forward-looking statements are subject to significant uncertainties because they are based upon or are affected by:

         o Management's estimates and projections of interest rates and interest rate policy;

         o Competitive factors and other conditions which, by their nature, are not susceptible to accurate forecast;

         o        Future interest rates and other economic conditions;

         o        Future laws and regulations; and

         o        A variety of other matters.

         Because of these uncertainties and the assumptions on which the forward-looking statements are based, actual future operations and results in the future may differ materially from those indicated herein. Readers are cautioned against placing undue reliance on any such forward-looking statements. We may not update forward-looking statements to reflect occurrences or events that may not have been anticipated as of the date of such statements. In addition, our past results of operations do not necessarily indicate future results.

                                 USE OF PROCEEDS


         We estimate that the net proceeds from the sale of our common stock in the offering will be approximately $[ ] million, or approximately $[ ] million if the underwriters' over-allotment option is exercised in full. In each case, this assumes the deduction of estimated offering expenses of $[ ] and underwriting discounts and commissions. We intend to contribute substantially all of the proceeds of the offering to the Bank to increase the Bank's capital level. By increasing the Bank's capital, the Bank can support branch expansion and growth in customer deposits to fund lending and investment activities. For a description of our plan to grow through branch network expansion see "Summary -- Our Strategy." We will use the balance of the proceeds for general corporate purposes.

                                 CAPITALIZATION


         The following table sets forth our capitalization at June 30, 2004. Our capitalization is presented on an actual basis and on an as adjusted basis (a) as if the private placement transaction in which we sold 100,000 shares of our common stock to Commerce of New Jersey had been completed as of June 30, 2004 and (b) as if the offering and the private placement to Commerce of New Jersey had been completed as of June 30, 2004 and assuming:

         o the net proceeds to us in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us in this offering of $[ ]; and

         o        the underwriters' over-allotment option is not exercised.

         The following should be read in conjunction with our financial statements and related notes that are included in this prospectus.



                                                                                   June 30, 2004
                                                                  -----------------------------------------------
                                                                                                   As adjusted
                                                                                                     for the
                                                                                    As adjusted      private
                                                                                    for private   placement and
                                                                        Actual       placement       offering
                                                                  -----------------------------------------------
                                                                               (dollars in thousands)
Long-Term Debt:
     Junior Subordinated Debt....................................    $     13,600   $   13,600     $  13,600
                                                                     ============   ==========     =========

Stockholders' Equity:
Preferred Stock- Series A Noncumulative; $10.00 par value per share;
     1,000,000 shares authorized; 40,000 shares
     issued and outstanding......................................             400          400           400
Common Stock- $1.00 par value; 10,000,000 shares authorized;
     2,322,948 issued and outstanding actual; 2,822,948 as adjusted         2,323        2,423         2,823
Surplus..........................................................          39,902       44,369
Retained Earnings................................................          11,588       11,588        11,588
Accumulated Other Comprehensive Loss.............................          (3,207)      (3,207)       (3,207)
                                                                     ------------   ----------     ---------
     Total Stockholders' Equity..................................    $     51,006   $   55,573     $
                                                                     ------------   ----------     ---------


                      MARKET FOR COMMON STOCK AND DIVIDENDS



         Market for Common Stock. Prior to October 13, 2004, our common stock was traded on the Nasdaq Small Cap Market under the symbol "COBH." Our common stock currently trades on the Nasdaq National Market under the symbol "COBH". The table below sets forth the range of high and low sales prices on the Nasdaq Small Cap Market (adjusted for stock dividends) known to us for each full quarterly period within the two most recent fiscal years and through October 12, 2004. The table also includes the range of the high and low sale prices on the Nasdaq National Market known to us for the period beginning October 13, 2004 through October 20, 2004.





                                                                                          Sales Price
                                                                               ------------------------------------
                                                                                       High              Low
Fiscal Year Ended December 31, 2004:                                           ------------------------------------
     Fourth Quarter (through October 20, 2004)..............................     $      48.71       $    44.00
     Third Quarter..........................................................            50.10            44.00
     Second Quarter.........................................................            51.25            46.52
     First Quarter..........................................................            55.00            46.76



Fiscal Year Ended December 31, 2003:
     Fourth Quarter.........................................................            48.57            39.49
     Third Quarter..........................................................            39.37            35.12
     Second Quarter.........................................................            37.83            33.50
     First Quarter..........................................................            38.10            32.38

Fiscal Year Ended December 31, 2002:
     Fourth Quarter.........................................................            40.02            31.42
     Third Quarter..........................................................            43.91            33.79
     Second Quarter.........................................................            48.98            37.46
     First Quarter..........................................................            38.10            32.18

         Dividends. We have not paid cash dividends in recent years, electing to retain earnings for funding our growth. We currently anticipate continuing the policy of retaining earnings to fund growth for the foreseeable future. Our ability to pay dividends, should we elect to do so, depends largely upon the ability of the Bank to declare and pay dividends to us, as the principal source of our revenue is dividends paid by the Bank. Future dividends will depend primarily upon the Bank's earnings, financial condition, and need for funds, as well as governmental policies and regulations applicable to us and the Bank, which limit the amount that may be paid as dividends without prior approval. See "Supervision and Regulation" and "Description of Our Capital Stock - Limitation on Payment of Dividends" for information regarding our ability to pay cash dividends.

         We distributed to our shareholders 5% stock dividends in December 1992, and annually from February 1994 through February 2004. We also distributed to our shareholders a two-for-one stock split (payable in the form of a 100% stock dividend) on August 7, 1995. Following completion of this offering, we may consider further stock splits or dividends, although there can be no assurance that we will do so in 2004 or in future years.

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
                                 OF OPERATIONS

         The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Financial Data" and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Certain risks, uncertainties and other factors, including but not limited to those set forth under "Risk Factors" and elsewhere in this prospectus may cause actual results to differ materially from those projected in the forward-looking statements.

Executive Summary

         Our competitive strategy utilizes a retail model, which is built on the gathering and retention of low cost deposits. Management believes deposit growth continues to be the primary driver of our success and that service and a superior retail experience, not interest rates, drives deposit growth. The consistent growth of low cost, long-term deposit relationships allows us to focus our investments on less risky loans and securities. In addition, our significant cash flow allows us ongoing reinvestment opportunities as interest rates change.

         Total deposits increased $71.8 million from $906.5 million at December 31, 2003 to $978.3 million at June 30, 2004. The growth in total deposits was due to a combination of growth from five new stores opened in the second half of 2003 along with same store deposit growth of 19%. We measure same store deposit growth as the annual percentage increase in core deposits for store offices open two years or more. As of June 30, 2004, 16 of our 23 stores had been open for two years or more. Our core deposits include all deposits except for public fund time deposits.

         We expect that we will continue our pattern of expanding our footprint by branching into contiguous areas of our existing market, and by filling gaps between existing store locations. We are targeting to open approximately two to six new stores in each of the next five years. The cost to construct and furnish a new store will be approximately $1.7 million, excluding the cost to lease or purchase the land on which the store is located. We plan to open an additional two new stores in the second half of 2004 bringing the total to 25 by year-end. In addition, to accommodate our growth we plan to construct a new headquarters, operations and training center in Harrisburg, which we expect to open in 2005. The anticipated cost to construct and furnish our new headquarters, operations and training center in Harrisburg will be between $15.0 and $18.0 million. As a result of our targeted growth, we expect that expenses related to salaries, employee benefits, occupancy, furniture and equipment, and advertising will increase in subsequent periods. Our long-range plan targets a total of 36 store offices by the end of 2006. We believe that the demographics of the south central Pennsylvania market should provide significant opportunities for us to continue to grow both deposit and lending relationships.

         During the first six months of 2004 our total net loans (including loans held for sale) increased by $117.1 million from $479.1 million as of December 31, 2003 to $596.2 million at June 30, 2004. This growth was represented across all loan categories, reflecting a continuing commitment to the credit needs of our market areas. We have taken great strides over the past 24 months to strengthen the structure and depth of our lending function and we believe that the growth in total loans is a result of these efforts. In recent years, there has been significant consolidation in financial institutions in our market areas. We believe this consolidation has caused dislocation, and therefore has provided us with the opportunity to gain customers and hire experienced local banking professionals. Our loan to deposit ratio at June 30, 2004 was 61.7%, as compared to 53.5% as of December 31, 2003.

         During the first six months of 2004 our total assets grew by $132.9 million from $1.05 billion at December 31, 2003 to $1.18 billion as of June 30, 2004. During this same six-month time period, interest earning assets (loans and investments) increased by $146.6 million from $960.4 million to $1.11 billion.

The growth in earning assets was funded by the previously mentioned deposit growth of $71.8 million plus an increase in short-term borrowings of $58.4 million from $79.0 million to $137.4 million. Loan growth in the first six months of 2004 exceeded deposit growth in terms of total dollars and we offset this difference with short-term borrowings. We plan to use any excess deposit growth in the second half of 2004 to reduce the level of short-term borrowings. Our goal is to maintain our level of short-term borrowings to around or below $100 million and plan to reduce this level even further in 2005 by replacing borrowings with continued deposit growth.


         Long-term interest rates remained at historically low levels for the first six months of 2004. Despite this, we were able to grow our net interest income by $6.8 million, or 43%, compared to the first six months of 2003 almost entirely due to the increased volume in interest earning assets. Total revenues (net interest income plus noninterest income) increased by $7.7 million, or 38%, in the first six months of 2004 compared to the first six months of 2003 and net income increased by 24% from $3.3 million to $4.1 million. Earnings per share increased by 19%, from $1.36 to $1.62.

The financial highlights for the first six months of 2004 are summarized below.

                                                          June 30,     December 31,        %
                                                            2004           2003         Change
                                                       -------------- --------------- ------------
                                                                  (dollars in millions)

Total Assets ..........................................  $  1,184.9   $   1,052.0          13%
Total Loans (Net) .....................................       588.4         469.9          25%
Total Deposits.........................................       978.3         906.5           8%

                                                         Six Months     Six Months
                                                           Ended           Ended           %
                                                       June 30, 2004   June 30, 2003     Change
                                                       -------------- --------------- ------------
                                                       (dollars in millions except per share data)
Total Revenues.........................................  $     27.9   $      20.2          38%
Net Income.............................................         4.1           3.3          24%
Net Income Per Share...................................         1.62          1.36         19%


Application of Critical Accounting Policies


         Our accounting policies are fundamental to understanding Management's Discussion and Analysis of Financial Condition and Results of Operations. Our accounting policies are more fully described in Note 1 of the Notes to Consolidated Financial Statements for December 31, 2003 included herein. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the amounts reported in our consolidated financial statements and accompanying notes. Since future events and their effects cannot be determined with absolute certainty, actual results may differ from those estimates. Management makes adjustments to its assumptions and judgments when facts and circumstances dictate. The amounts currently estimated by us are subject to change if different assumptions as to the outcome of future events were made. We evaluate our estimates and judgments on an ongoing basis and predicate those estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Management believes the following critical accounting policies encompass the more significant judgments and estimates used in preparation of our consolidated financial statements.

         Allowance for Loan Losses. The allowance for loan losses represents the amount available for estimated probable losses existing in our lending portfolio. While the allowance for loan losses is maintained at a level believed to be adequate by management for estimated losses in the loan portfolio, the determination of the allowance is inherently subjective, as it involves significant estimates by management, all of which may be susceptible to significant change.

         While management uses available information to make such evaluations, future adjustments to the allowance and the provision for loan losses may be necessary if economic conditions or loan credit quality differ substantially from the estimates and assumptions used in making the evaluations. The use of different assumptions could materially impact the level of the allowance for loan losses and, therefore, the provision for loan losses to be charged against earnings. Such changes could impact future results.

         We perform periodic, systematic reviews of our loan portfolios to identify inherent losses and assess the overall probability of collection. These reviews include an analysis of historical default and loss experience, which results in the identification and quantification of loss factors. These loss factors are used in determining the appropriate level of allowance to cover the estimated probable losses existing in each lending category. Management judgment involving the estimates of loss factors can be impacted by many variables, such as the number of years of actual default and loss history included in the evaluation and the volatility of forecasted net credit losses.

         The methodology used to determine the appropriate level of the allowance for loan losses and related provisions differs for commercial and consumer loans, and involves other overall evaluations. In addition, significant estimates are involved in the determination of the appropriate level of allowance related to impaired loans. The portion of the allowance related to impaired loans is based on discounted cash flows using the loan's effective interest rate, or the fair value of the collateral for collateral-dependent loans, or the observable market price of the impaired loan. Each of these variables involves judgment and the use of estimates. For instance, discounted cash flows are based on estimates of the amount and timing of expected future cash flows.

         In addition to periodic estimation and testing of loss factors, we periodically evaluate changes in levels and trends of charge-offs, delinquencies and nonaccrual loans, trends in volume and term loans, changes in underwriting standards and practices, portfolio mix, tenure of the loan officers and management, changes in credit concentrations, and national and local economic trends and conditions. Management judgment is involved at many levels of these evaluations.

         An integral aspect of our risk management process is allocating the allowance for loan losses to various components of the lending portfolio based upon an analysis of risk characteristics, demonstrated losses, industry and other segmentations, and other more judgmental factors, such as recent loss experience, industry concentrations, and the impact of current economic conditions on historical or forecasted net credit losses.


         For more information about the methodology used in the determination of the allowance for loan losses, see " - Financial Condition - December 31, 2003 Compared to December 31, 2002 - Allowance for Loan Losses."

         Stock-Based Compensation. As permitted by SFAS No. 123, we account for stock-based compensation in accordance with Accounting Principles Board Opinion
(APB) No. 25. Under APB No. 25, no compensation expense is recognized in the income statement related to any options granted under our stock option plans. The pro forma impact to net income and earnings per share that would occur if compensation expense was recognized, based on the estimated fair value of the options on the date of grant, is disclosed in the notes to the consolidated financial statements. The calculations used in preparing the pro-forma disclosures include significant estimates and assumptions by management, some of which could be susceptible to significant change. These estimates and assumptions include: weighted average risk-free interest rates, volatility factors of the expected market price of our common stock, the weighted average expected life of the stock options and the payment or nonpayment of future cash dividends. Changes in these assumptions could affect the pro-forma impact to net income and earnings per share that would occur if compensation expense was recognized.

         We intend to continue to account for stock-based compensation in this manner unless there is more specific guidance issued by the Financial Accounting Standards Board or unless a clear consensus develops in the financial services industry on the application of accounting methods.

         On March 31, 2004, the Financial Accounting Standards Board issued an Exposure Draft, Share-Based Payment, which is a proposed amendment to SFAS No.
123. The Exposure Draft would eliminate the ability to account for share-based compensation transactions using APB Opinion No. 25, and generally would require all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement at their grant-date fair values. The stock-based compensation expense, net of tax, that would have been included in the determination of net income if the fair value based method computed using the Black-Scholes option model had been applied to all awards totaled $814,000 during 2003, $1.4 million during 2002 and $952,000 during 2001. The Financial Accounting Standards Board expects to issue its final standard in the second half of 2004. See also Note 1 of the Notes to Consolidated Financial Statements for December 31, 2003 included herein.

Three Months ended June 30, 2004 Overview

         Total revenues (net interest income plus noninterest income) increased by 38% to $14.4 million for the quarter as compared to the second quarter of 2003 and net income for the quarter increased 32% to $2.2 million as compared to $1.7 million for the second quarter of 2003. Diluted net income per common share increased 26% to $0.86 from $0.68 per share in the second quarter a year ago (after adjusting for a 5% common stock dividend paid in February 2004). At June 30, 2004, we had total assets of $1.18 billion, total net loans (including loans held for sale) of $596.2 million, and total deposits of $978.3 million.

Results of Operations - Three Months and Six Months Ended June 30, 2004 Compared to the Three Months and Six Months Ended June 30, 2003

         Average Balances and Average Interest Rates

         Interest earning assets averaged $1.08 billion for the second quarter of 2004 as compared to $765.1 million for the same period in 2003. Approximately $160.0 million, or 51%, of this increase was in average loans outstanding and $148.1 million, or 48%, was in average investment securities and federal funds sold. The yield on earning assets for the second quarter of 2004 was 5.54%, a decrease of 29 basis points (bps) from the comparable period in 2003. This decrease resulted primarily from decreased yields in the loan portfolio.


         The growth in interest earning assets was funded primarily by an increase in the average balance of interest-bearing deposits of $145.8 million and an increase in average short-term borrowings of $126.2 million over the second quarter of 2003. Average interest-bearing liabilities increased from $648.6 million during the second quarter of 2003 to $921.1 million during the second quarter of 2004. Average savings deposits increased $31.8 million over the second quarter of 2003, average public funds deposits increased $29.9 million, average interest-bearing demand deposits and money market accounts increased by $46.5 million, average noninterest-bearing demand deposits increased by $39.8 million, and average time deposits increased $37.6 million during the quarter as compared to the second quarter one year ago.

         The average rate paid on interest-bearing liabilities for the second quarter of 2004 was 1.39%, a decrease of 42 basis points from the comparable period in 2003. Our aggregate cost of funding sources was 1.19% for the second quarter of 2004, a decrease of 35 basis points from the prior year. This is primarily the result of a decrease in the average rates paid on all interest-bearing deposits.

         Net Interest Income and Net Interest Margin


         Net interest income is the difference between interest income earned on assets and interest expense incurred on liabilities used to fund those assets. Interest earning assets primarily include loans and investment securities. Liabilities used to fund such assets include deposits, borrowed funds, and long-term debt. Changes in net interest income and margin result from the interaction between the volume and composition of earning assets, interest-bearing liabilities, related yields and associated funding costs.

         Interest income increased by $3.7 million, or 33%, over the second quarter of 2003. Interest income on loans outstanding increased by 22% over the second quarter of 2003 and interest income on investment securities increased by 54% over the same period. Total interest expense for the second quarter of 2004 increased by $261,000, or 9%, from the second quarter of 2003. Interest expense on deposits decreased by $147,000, or 6%, during the second quarter of 2004 from the second quarter of 2003. This was offset by an increase of interest expense on other borrowed money of $392,000.

         Net interest income for the second quarter of 2004 increased by $3.4 million, or 42%, over the same period in 2003. Changes in net interest income are frequently measured by two statistics: net interest rate spread and net interest margin. Net interest rate spread is the difference between the average rate earned on earning assets and the average rate incurred on interest-bearing liabilities. Net interest margin represents the difference between interest income, including net loan fees earned, and interest expense, reflected as a percentage of average earning assets. Our net interest rate spread was 4.15% during the second quarter of 2004 compared to 4.02% during the same period of the previous year. The net interest margin increased by 6 basis points from 4.29% for the second quarter 2003 to 4.35% during the second quarter of 2004.

         For the six months ended June 30, 2004, interest income increased by $6.8 million, or 31%, over the same period in 2003. Interest income on loans outstanding increased by 20% over the first six months of 2003 and interest income on investment securities increased by 51% over the same period. Interest expense for the first six months of 2004 totaled $6.1 million. The first six months of 2003 resulted in a similar interest expense total of $6.1 million. Interest expense on deposits decreased by $715,000, or 13%, during the first six months of 2004 from the same period in 2003. This was offset by an increase of interest expense on other borrowed money of $681,000.

         Net interest income for the first six months of 2004 increased by $6.8 million, or 43%, over the same period in 2003. Our net interest margin increased 16 basis points from 4.22% for the first six months of 2003 to 4.38% for the first half of 2004.

         Provision for Loan Losses

         We recorded provisions of $675,000 to the allowance for loan losses for the second quarter of 2004 as compared to $525,000 for the second quarter of 2003. The total provisions for loan losses were $1.3 million and $850,000 for the first six months of 2004 and 2003, respectively. The allowance for loan losses as a percentage of period-end loans was 1.18% at June 30, 2004 as compared to 1.26% and 1.39% at December 31, 2003 and June 30, 2003, respectively. See " -- Financial Condition --December 31, 2003 Compared to December 31, 2002 -- Allowance for Loan Losses."

         From December 31, 2003 to June 30, 2004, total non-performing loans decreased from $1.2 million to $821,000 and non-performing loans as a percentage of total loans decreased from 0.25% to 0.14%. The provisions we have made for loan losses in the first six months of 2004 are based upon a combination of the reduction in the level of non-performing loans as well as managements' internal analysis of the inherent losses in the current portfolio.

         Noninterest Income

         Noninterest income for the second quarter of 2004 increased by $500,000, or 23%, over the same period in 2003. The increase is attributable to service charges and fees associated with servicing a higher volume of deposit accounts and transactions, offset by a $95,000 decrease in the gains on the sale of loans.


         Included in noninterest income for the first six months of 2004 is income of $119,000, as a result of the gain on the sale of student loans. The Bank sells its student loans during the first quarter of each year. Included in noninterest income for the first six months of 2003 is income of $167,000 as a result of a gain on the sale of student loans. Excluding these transactions, noninterest income for the first six months of 2004 totaled $5.2 million as compared to $4.2 million for the first six months of 2003, an increase of 22%. The increase is mainly attributable to additional service charges and fees associated with servicing a higher volume of deposit accounts and transactions.

         Noninterest Expenses

         For the second quarter of 2004, noninterest expenses increased by $3 million, or 41%, over the same period in 2003. Staffing levels and related expenses increased as a result of servicing more deposit and loan customers and processing a higher volume of transactions. Noninterest expenses also increased as a result of opening five additional stores, one each in June 2003, July 2003, and September 2003, respectively, and two in December 2003. A comparison of noninterest expenses for certain categories for the three months ended June 30, 2004, and June 30, 2003, is presented in the following paragraphs.

         Salary expenses and employee benefits, which represent the largest component of noninterest expenses, increased by $1.6 million, or 43%, for the second quarter of 2004 over the second quarter of 2003. This increase primarily reflects increases in staff levels necessary to handle Company growth from second quarter 2003 to second quarter 2004, including the additional staff of the stores opened in the period June 2003 through December 2003.

         Occupancy expenses of $1.1 million were $318,000 higher for the second quarter of 2004 than for the three months ended June 30, 2003. Increased occupancy expenses primarily are a result of the five stores opened between June 2003 and December 2003, along with the opening of a new and larger loan production office in the York region during the summer of 2003.

         Furniture and equipment expenses of $602,000 were $156,000, or 35%, higher for the second quarter of 2004 then the three months ended June 30, 2003. This increase was the result of higher levels of depreciation costs for furniture and equipment incurred with the addition of five new stores opened between June 2003 and December 2003 and the expansion of the loan production office.

         Advertising and marketing expenses totaled $724,000 for the three months ended June 30, 2004, an increase of $250,000, or 53%, from the second quarter of 2003. Advertising and marketing expenses increased due to additional marketing initiatives in all of our markets and the addition of the Berks County market, which occurred in the summer of 2003 when we opened two stores in this market.

         Data processing expenses of $836,000 were $249,000, or 42%, higher in the second quarter of 2004 than the three months ended June 30, 2003. The increase was due to increased costs associated with processing additional transactions due to growth in number of accounts serviced.

         Postage and supplies expenses of $285,000 were $69,000, or 32%, higher for the second quarter of 2004 than for the three months ended June 30, 2003. This was due to a combination of increased usage of supplies with the addition of five new stores and growth in the volume of customers and customer transaction statements.

         Other noninterest expenses increased by $354,000, or 30%, for the three-month period ended June 30, 2004, as compared to the same period in 2003. Components of the increase include:

         o higher telecommunication and data line expenses due to the addition of five new stores;

         o higher loan related expenses due to an increase in loan volume over the past 12 months;

         o greater checkbook printing expenses due to an increase in the number of new accounts opened and offering standard checks free of charge when opening a checking account;

         o        an increase in director and committee fees;

         o        an increase in customer relations expense;

         o        higher Pennsylvania shares tax expense due to company growth;

         o        an increase in the provision for other losses and differences;
                  and

         o        an increase in audit, exams and shareholder expenses.

         For the first six months of 2004, total noninterest expenses increased by $6.1 million, or 42%, over the comparable period in 2003. A comparison of noninterest expenses for certain categories for these two periods is discussed below.

         Salary expense and employee benefits increased by $3.5 million, or 48%, over the first six months of 2003. The increase was due to normal increases and additional salary and benefits costs due to an increase in the level of full-time equivalent employees from 418 at June 30, 2003 to 531 at June 30, 2004 including the addition of new staff to operate the new stores opened in June 2003, July 2003, September 2003, and December 2003.

         Occupancy and furniture and equipment expenses for the first six months of 2004 were $951,000, or 39%, higher for the first six months of 2004 over the similar period in 2003. The majority of the increase is the result of costs associated with the opening of five new stores between June 2003 and December 2003 and the opening of a new and larger loan production office in the York region during the summer of 2003.

         Advertising and marketing expenses totaled $1.4 million for the six months ended June 30, 2004, an increase of $517,000, or 56%, from the first six months of 2003. This increase was primarily due to additional marketing initiatives in all of our markets along with supporting additional stores opened between June 2003 and December 2003. Our marketing expenses will continue to expand as the branch network grows.

         Data processing expenses increased $345,000, or 31%, for the first six months of 2004 as compared to the first six months of 2003. The increase is the result of processing higher volumes of customer transactions.

         Postage and supplies expenses of $573,000 were $119,000, or 26%, higher for the first six months of 2004 than for the six months ended June 30, 2003. This was due to a combination of increased usage of supplies with the addition of five new stores and growth in the volume of customers and customer transaction statements.

         Other noninterest expenses for the first six months of 2004 were $3.0 million compared to $2.3 million for the similar period in 2003. Components of the increase include:

         o higher telecommunication and data line expenses due to the addition of five new stores;

         o higher loan related expenses due to an increase in loan volume over the past 12 months;

         o higher audit and regulatory fees due to additional requirements imposed by enactment of legislation by Regulatory Agencies to address corporate governance;

         o greater checkbook printing expenses due to an increase in the number of new accounts opened and offering standard checks free of charge when opening a checking account;

         o        an increase in director and committee fees;

         o        an increase in customer relations expense;

         o        higher Pennsylvania shares tax expense;

         o        an increase in the provision for other losses and differences;
                  and

         o        an increase in shareholder expenses.

         One key productivity measure is the operating efficiency ratio. This ratio expresses the relationship of noninterest expenses to net interest income plus noninterest income (excluding gain on sales of investment securities). For the quarter ended June 30, 2004, the operating efficiency ratio was 72.8%, compared to 71.3% for the similar period in 2003, and for the six months ended June 30, 2004, this ratio was 72.7%, compared to 71.5% for the first half of 2003.

         Provision for Federal Income Taxes

         The provision for federal income taxes was $1.1 million for the second quarter of 2004 as compared to $801,000 for the same period in 2003. For the six months ended June 30, the provision was $2.0 million and $1.6 million for 2004 and 2003, respectively. The effective tax rate, which is the ratio of income tax expense to income before income taxes, was 32.6% for the six months of 2004 and 32.5% for the same period in 2003.

         Net Income and Net Income Per Share

         Net income for the second quarter of 2004 was $2.2 million, an increase of $523,000, or 32%, over the $1.7 million recorded in the second quarter of 2003. The increase was due to an increase in net interest income of $3.4 million, an increase in noninterest income of $500,000, offset partially by an increase in noninterest expenses of $3.0 million, a $150,000 increase in the provision for loan losses, and an increase of $251,000 in the provision for income taxes.

         Net income for the first six months of 2004 was $4.1 million compared to $3.3 million recorded in the first six months of 2003. The increase was due to an increase in net interest income of $6.8 million, an increase in noninterest income of $895,000, offset partially by an increase in noninterest expenses of $6.1 million, an increase of $400,000 in the provision for loan losses, and an increase of $391,000 in the provision for income taxes.

         Basic earnings per common share, after adjusting for a 5% common stock dividend paid in February 2004, increased 21% to $1.76 per common share for the first six months of 2004 compared to $1.46 for the same period in 2003. Diluted earnings per common share were $1.62 for the first six months of 2004 and $1.36 for the same period in 2003, an increase of 19%.

         Return on Average Assets and Average Equity

         Return on average assets, referred to as "ROA," measures our net income in relation to our total average assets. Our annualized ROA for the second quarter of 2004 was 0.76% as compared to 0.79% for the second quarter of 2003. The ROA for the first six months of 2004 was 0.74% compared to 0.81% for the first half of 2003.

         Return on average equity, referred to as "ROE," indicates how effectively we can generate net income on the capital invested by our shareholders. ROE is calculated by dividing net income by average stockholders' equity. The annualized ROE for the second quarter of 2004 was 17.14%, as compared to 14.48% for the second quarter of 2003. The annualized ROE for the first six months of 2004 was 15.99%, as compared to 14.83% for the first six months of 2003.

Financial Condition  - June 30, 2004 Compared to December 31, 2003

         Securities

         During the first six months of 2004, securities available for sale increased by $28.5 million from $275.4 million at December 31, 2003 to $303.9 million at June 30, 2004. This resulted from the purchase of $95.1 million in securities, partially offset by $60.3 million in principal repayments. See " -- Financial Condition -- December 31, 2003 Compared to December 31, 2002 -- Securities."

         The securities available for sale portfolio is comprised of U.S. Government agency securities, mortgage-backed securities, collateralized mortgage obligations, and corporate debt securities. See " -- Financial Condition -- December 31, 2003 Compared to December 31, 2002 -- Securities" for more information on the securities available for sale portfolio. The duration of the securities available for sale portfolio was 4.5 years at June 30, 2004 and
3.9 years at December 31, 2003 with a weighted average yield of 4.59% at June 30, 2004 and 4.55% at December 31, 2003. See " -- Financial Condition --December 31, 2003 Compared to December 31, 2002 -- Securities" for more information regarding the calculation of weighted average yield.

         During the first six months of 2004, securities held to maturity remained relatively the same. During this period, we purchased $25.0 million in securities, offset by principal repayments of $25.1 million. The securities held in this portfolio include U.S. Government agency securities, tax-exempt municipal bonds, collateralized mortgage obligations, corporate debt securities, and mortgage-backed securities. The duration of the securities held to maturity portfolio was 6.5 years at June 30, 2004 and 5.9 years at December 31, 2003 with a weighted average yield of 5.54% at June 30, 2004 and 5.43% at December 31, 2003.

         Total securities aggregated $503.7 million at June 30, 2004, and represented 43% of total assets.

         The average yield on the combined securities portfolio for the first six months of 2004 was 4.99%, as compared to 4.98% for the similar period of 2003.

         Loans Held for Sale


         Loans held for sale are comprised of student loans and certain residential mortgage loans, which we intend to sell and reinvest in higher yielding loans and securities. The Bank sells its student loans during the first quarter of each year. At the present time, the Bank's residential loans are originated with the intent to sell to the secondary market unless the loan is nonconforming to the secondary market standards or due to a customer request, we agree not to sell the loan. The residential mortgage loans that are designated as held for sale are sold to other financial institutions in correspondent relationships. The sale of these loans takes place typically within 30 days of funding. At December 31, 2003 and June 30, 2004, none of the residential mortgage loans held for sale were past due or impaired. During the first six months of 2004, total loans held for sale decreased approximately $1.3 million, from $9.2 million at December 31, 2003 to $7.8 million at June 30, 2004. At December 31, 2003, loans held for sale were comprised of $6.3 million of student loans and $2.9 million of residential mortgages compared to the composition of $3.6 million of student loans and $4.2 million of residential loans at June 30, 2004. The change was the result of the sale of $7.0 million of student loans and the sale of $37.1 million of residential loans, offset by originations of $42.7 million in new loans held for sale. Loans held for sale represented 0.9% of total assets at December 31, 2003 and 0.7% of total assets at June 30, 2004.

         Loans Receivable

         During the first six months of 2004, total gross loans receivable increased by $119.5 million from $475.9 million at December 31, 2003, to $595.4 million at June 30, 2004. The majority of the growth was in commercial real estate, commercial business loans, and lines of credit. Loans receivable represented 61% of total deposits and 50% of total assets at June 30, 2004, as compared to 53% and 45%, respectively, at December 31, 2003.

         Loan and Asset Quality and Allowance for Loan Losses


         Total non-performing assets (non-performing loans, foreclosed real estate, and loans past due 90 days or more and still accruing interest) at June 30, 2004, were $1.3 million, or 0.11%, of total assets as compared to $1.4 million, or 0.13%, of total assets at December 31, 2003. Foreclosed real estate totaled $464,000 at June 30, 2004 and $236,000 at December 31, 2003. Loans past due 90 days or more and still accruing as of June 30, 2004 consisted of one consumer loan for $22,000. This amount was $385,000 at December 31, 2003 (consisting of four commercial loans and four consumer loans) and $960,000 at June 30, 2003 (consisting of three commercial loans and three consumer loans.)

         The summary table below presents information regarding non-performing loans and assets as of June 30, 2004 and 2003 and December 31, 2003.



                                                          June 30,     December 31,     June 30,
                                                            2004           2003           2003
                                                         ----------  --------------  ---------------
                                                                 (dollars in thousands)
Non-performing Loans and Assets
Nonaccrual loans:
  Commercial.........................................       $       74     $       143    $     398
  Consumer...........................................               41              68          188
  Real estate:
     Construction....................................              159             159           --
     Mortgage........................................              525             417          196
                                                         --------------    ------------   -----------
Total nonaccrual loans...............................              799             787          782
Loans past due 90 days or more and still accruing....               22             385          960
                                                         --------------    ------------   -----------
     Total non-performing loans......................              821           1,172        1,742
Foreclosed real estate...............................              464             236          256
                                                         --------------    ------------   -----------
     Total non-performing assets.....................       $    1,285     $     1,408    $   1,998
                                                         ==============   ==============  ===========
Non-performing loans to total loans..................            0.14%           0.25%        0.43%
Non-performing assets to total assets................            0.11%           0.13%        0.24%
                                                         --------------    ------------   -----------
Interest income received on nonaccrual loans.........              $1             $37          $22
                                                         --------------    ------------   -----------
Interest income that would have been recorded under
     the original terms of the loans.................             $31             $45          $20
                                                         ==============   ==============  ===========


         Nonaccrual commercial loans were comprised of seven loans at June 30, 2004. Management's Allowance for Loan Loss Committee reviewed the composition of the nonaccrual loans and believes adequate collateralization exists. See " -- Financial Condition --December 31, 2003 Compared to December 31, 2002 -- Non-Performing Loans and Assets" for a description of our policy regarding placing loans on nonaccrual status.

         Additional loans of $5.5 million, considered by our internal loan review department as potential problem loans at June 30, 2004, have been evaluated as to risk exposure in determining the adequacy for the allowance for loan losses.

         The following table sets forth information regarding our provision and allowance for loan losses. See "-- Financial Condition --December 31, 2003 Compared to December 31, 2002 -- Allowance for Loans Losses" for further information on our allowance for loan losses.



                                                  Six Months      Year Ending          Six Months
                                                    Ending       December 31,           Ending
                                                June 30, 2004        2003           June 30, 2003
                                               -------------    --------------    --------------------
                                                                 (dollars in thousands)
Allowance for Loan Losses
Balance at beginning of period............     $       6,007          $  5,146          $        5,146
Provisions charged to operating expenses..             1,250             1,695                     850
                                               -------------    --------------    --------------------
                                                       7,257             6,841                   5,996
                                               -------------    --------------    --------------------
Recoveries of loans previously charged-off:
   Commercial.............................                36                66                      17
   Consumer...............................                96                85                      57
   Real estate............................                --               115                      48
                                               -------------    --------------    --------------------
Total recoveries..........................               132               266                     122
                                               -------------    --------------    --------------------
Loans charged-off:
   Commercial.............................              (30)             (483)                   (174)
   Consumer...............................             (223)             (331)                    (46)
   Real estate............................             (117)             (286)                   (231)
                                               -------------    --------------    --------------------
Total charged-off.........................             (370)           (1,100)                   (451)
                                               -------------    --------------    --------------------
Net charge-offs...........................             (238)             (834)                   (329)
                                               -------------    --------------    --------------------
Balance at end of period..................     $       7,019        $    6,007          $        5,667
                                               =============    ==============    ====================
Net charge-offs as a percentage of
   average loans outstanding..............             0.04%             0.20%                   0.08%
                                               =============    ==============    ====================
Allowance for loan losses as a percentage
   of period-end loans....................             1.18%             1.26%                   1.39%
                                               =============    ==============    ====================

         Premises and Equipment

         During the first six months of 2004, premises and equipment increased by $589,000, or 1.5%, from $38.2 million at December 31, 2003 to $38.8 million at June 30, 2004. The increase was a result of leasehold improvements and furniture and equipment purchases necessary for additions to staff and replacing certain fixed assets partially offset by the provision for depreciation and amortization.

         Other Assets

         During the first six months of 2004, other assets decreased by $6.2 million from $16.5 million at December 31, 2003, to $10.3 million at June 30, 2004. The change was the result of the sale of committed securities included as other assets at December 31, 2003, with a fair market value of $9.2 million. The proceeds from the sale were received in the first quarter of 2004.

         Deposits

         Total deposits at June 30, 2004 were $978.3 million, up $71.7 million, or 8%, over total deposits of $906.5 million at December 31, 2003. Core deposits (total deposits less public fund time deposits) averaged $884.9 million at June 30, 2004 up $178.6 million, or 25%, over average core deposits at June 30, 2003. The average balances and weighted average rates paid on deposits for the first six months of 2004 and 2003 are presented in the following table.

                                                                        Six months Ended June 30,
                                                   ----------------------------------------------------------------
                                                                  2004                             2003
                                                   ------------------------------  ---------------------------------
                                                        Average       Average           Average          Average
                                                        Balance        Rate             Balance           Rate
                                                   --------------  -------------   -----------------  --------------
                                                                         (dollars in thousands)
Demand deposits:
   Noninterest-bearing...........................   $    171,406                      $    132,290
   Interest-bearing (money market and checking)..        298,273             0.88%         214,130            0.93%
Savings..........................................        257,466             0.90          228,550            1.15
Time deposits....................................        205,748             2.22          185,347            3.41
                                                    ------------                      ------------
Total deposits...................................   $    932,893                      $    760,317
                                                    ============                      ============


         Short-Term Borrowings

         Short-term borrowings, which consist of securities sold under agreements to repurchase, federal funds purchased and dollar rolls, were $137.4 million at June 30, 2004, up $58.4 million, or 74%, over total short-term borrowings of $79.0 million at December 31, 2003. The average rate paid on the short-term borrowings was 1.24% during the first six months of 2004. There were no short-term borrowings during the first six months of 2003.

         Beginning in the third quarter and fourth quarter of 2003, we undertook an earnings strategy to utilize short-term borrowings in an effort to increase the level of interest earning assets and thus generate a higher level of net interest income. The additional net interest income earned was used to offset the expenses associated with opening five new stores between June 2003 and December 2003. The borrowed funds were reinvested into short- and medium-term investment securities, mainly mortgage-backed securities.

         We continued to utilize short-term borrowings during the first six months of 2004 due to our strong loan growth of $117.1 million from December 31, 2003 to June 30, 2004. During the second half of 2004, we plan to use a portion of our deposit growth as well as cash flows from the loan and investment portfolios to reduce the level of short-term borrowings to around or below $100.0 million. We also plan to reduce this level even further in 2005 by replacing borrowed funds with continued deposit growth.

         Long-Term Debt

         As a result of the adoption of FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," we deconsolidated our wholly-owned subsidiaries, Commerce Capital Harrisburg Trust I and Commerce Capital Harrisburg Trust II, referred to as the "Trusts", from our consolidated financial statements as of March 31, 2004. We have not restated prior periods. The impact of this deconsolidation was to increase our junior subordinated debentures by $13.6 million and reduce our trust capital securities line item by $13.0 million that had represented the trust preferred securities of the Trusts. Our equity interest in the trust subsidiaries of $600,000, which had previously been eliminated in consolidation, is now reported in "Other assets" as of June 30, 2004. For regulatory reporting purposes, the FRB has indicated that the preferred securities will continue to qualify as Tier 1 Capital subject to previously specified limitations, until further notice. The adoption of FIN 46 did not have an impact on our results of operations or liquidity.

Stockholders' Equity and Capital Adequacy


         At June 30, 2004, stockholders' equity totaled $51.0 million, up 3% over stockholders' equity of $49.7 million at December 31, 2003. Stockholders' equity at June 30, 2004 included $3.2 million of gross unrealized losses, net of income taxes, on securities available for sale. The $3.2 million of gross unrealized losses is due to movement in market interest rates on mortgage-backed securities, collateralized mortgage obligations, U.S. Government agency securities, and corporate debt securities, all of which are held solely in the Bank's investment portfolio. Excluding these unrealized losses, gross stockholders' equity increased by $5.0 million from $49.2 million at December 31, 2003, to $54.2 million at June 30, 2004 due to retained net income and the proceeds from the sale of stock under our stock option and stock purchase plans.

         On June 15, 2000, we issued $5.0 million of 11.00% Trust Capital Securities to Commerce of New Jersey through Commerce Harrisburg Capital Trust
I. Proceeds of this offering were downstreamed to the Bank to be used for additional capitalization purposes. All $5.0 million of the Trust Capital Securities currently qualify as Tier 1 capital for regulatory capital purposes.

         On September 28, 2001, we issued $8.0 million of 10.00% Trust Capital Securities to Commerce of New Jersey, through Commerce Harrisburg Capital Trust
II. Proceeds of this offering were downstreamed to the Bank to be used for additional capitalization purposes. All $8.0 million of the Trust Capital Securities currently qualify as Tier 1 capital for regulatory capital purposes.

         Banks are evaluated for capital adequacy based on the ratio of capital to risk-weighted assets and total assets. The risk-based capital standards require all banks to have Tier 1 capital of at least 4% and total capital, including Tier 1 capital, of at least 8% of risk-weighted assets. Tier 1 capital includes common stockholders' equity and qualifying perpetual preferred stock together with related surpluses and retained earnings. Total capital includes total Tier 1 capital, limited life preferred stock, qualifying debt instruments, and the allowance for loan losses. The capital standard based on total assets, also known as the "leverage ratio," requires all, but the most highly-rated, banks to have Tier 1 capital of at least 4% of total assets. See "Supervision and Regulation".

         The following table provides a comparison of the Bank's risk-based capital ratios and leverage ratios to the minimum regulatory requirements for the periods indicated:


                                                                         Minimum For
                                                                          Adequately             Minimum For
                                            June 30,    December 31,     Capitalized          Well-Capitalized
                                              2004          2003         Requirements           Requirements
                                            --------    ------------    -------------           ------------
Tier 1 Capital..........................      8.71%        9.49%              4.00%                  6.00%
Total Capital...........................      9.62        10.42               8.00                  10.00
Leverage ratio (to average assets)......      5.79         6.14        3.00 - 4.00                   5.00


         The consolidated capital ratios of Pennsylvania Commerce at June 30, 2004 were as follows: our leverage ratio was 5.80%, our ratio of Tier 1 capital to risk-weighted assets was 8.72%, and our ratio of total capital to risk-weighted assets was 9.63%. At June 30, 2004, our consolidated capital levels met the definition of an "adequately capitalized" institution. It is the desire of our board and management to maintain sufficient capital levels for Pennsylvania Commerce and the Bank in order for each to be considered a "well-capitalized" institution. Therefore, Pennsylvania Commerce through this offering intends to raise additional capital in order to return to "well-capitalized" status. We believe that the amount of capital expected to be raised will support our future growth for the next four to five years and continue to allow us to be considered "well-capitalized" throughout that period.

Interest Rate Sensitivity - At June 30, 2004

         The management of interest rate sensitivity seeks to avoid fluctuating net interest margins and to provide consistent net interest income through periods of changing interest rates.

         Our risk of loss arising from adverse changes in the fair value of financial instruments, or market risk, is composed primarily of interest rate risk. The primary objective of our asset/liability management activities is to maximize net interest income while maintaining acceptable levels of interest rate risk. Our Asset/Liability Committee, referred to as "ALCO," is responsible for establishing policies to limit exposure to interest rate risk, and to ensure procedures are established to monitor compliance with those policies. Our board of directors reviews the guidelines established by ALCO.

         Management believes the simulation of net interest income in different interest rate environments provides a more meaningful measure of interest rate risk. Income simulation analysis captures not only the potential of all assets and liabilities to mature or reprice, but also the probability that they will do so. Income simulation also attends to the relative interest rate sensitivities of these items, and projects their behavior over an extended period of time. Finally, income simulation permits management to assess the probable effects on the balance sheet not only of changes in interest rates, but also of proposed strategies for responding to them.

         Our income simulation model analyzes interest rate sensitivity by projecting net income over the next 24 months in a flat rate scenario versus net income in alternative interest rate scenarios. Management continually reviews and refines its interest rate risk management process in response to the changing economic climate. Currently, our model projects a 200 basis point increase and a 100 basis point decrease during the next year, with rates remaining constant in the second year.


         Our ALCO policy has established that income sensitivity will be considered acceptable if overall net income volatility in a plus 200 or minus 200 basis point scenario is within 12% of net income in a flat rate scenario in the first year and 18% using a two year planning window. At June 30, 2004, our income simulation model indicates net income would be higher by 0.3% in the first year and lower by 4.6% over a two-year time frame, if rates decreased 100 basis points as compared to higher by 0.5% and lower by

4.7%, respectively, at June 30, 2003. The model projects that net income would be lower by 4.2% and higher by 1.2% in the first year and over a two-year time frame, respectively, if rates increased 200 basis points, as compared to higher by 3.2% and 16.0%, respectively, at June 2003. All of these forecasts are within an acceptable level of interest rate risk per the policies established by ALCO.

         Management also monitors interest rate risk by utilizing a market value of equity model. The model assesses the impact of a change in interest rates on the market value of all of our assets and liabilities, as well as any off balance sheet items. The model calculates the market value of our assets and liabilities in excess of book value in the current rate scenario, and then compares the excess of market value over book value given an immediate 200 basis point increase in rates and a 100 basis point decrease in rates. Our ALCO policy indicates that the level of interest rate risk is unacceptable if the immediate change would result in the loss of 50% or more of the excess of market value over book value in the current rate scenario. At June 30, 2004, the market value of equity indicates an acceptable level of interest rate risk.

         The market value of equity model reflects certain estimates and assumptions regarding the impact on the market value of our assets and liabilities given an immediate 200 basis point change in interest rates. One of the key assumptions is the market value assigned to our core deposits, or the core deposit premium. Using an independent consultant, we have completed and updated comprehensive core deposit studies in order to assign our own core deposit premiums as permitted by regulation. The studies have consistently confirmed management's assertion that our core deposits have stable balances over long periods of time, are relatively insensitive to changes in interest rates and have significant longer average lives and durations than our loans and investment securities. Thus, these core deposit balances provide an internal hedge to market fluctuations in our fixed rate assets. Management believes the core deposit premiums produced by our market value of equity model at June 30, 2004 provide an accurate assessment of our interest rate risk.

Liquidity -  June 30, 2004


         The objective of liquidity management is to ensure our ability to meet our financial obligations. These obligations include the payment of deposits on demand at their contractual maturity; the repayment of borrowings as they mature; the payment of lease obligations as they become due; the ability to fund new and existing loan and other funding commitments; and the ability to take advantage of new business opportunities. Our ALCO is responsible for implementing the policies and guidelines of our board governing liquidity.

         Liquidity sources are found on both sides of the balance sheet. Liquidity is provided on a continuous basis through scheduled and unscheduled principal reductions and interest payments on outstanding loans and investments. Liquidity is also provided through the availability and maintenance of a strong base of core customer deposits; maturing short-term assets; the ability to sell marketable securities; short-term borrowings and access to capital markets.

         Liquidity is measured and monitored daily, allowing management to better understand and react to balance sheet trends. On a monthly basis, a comprehensive liquidity analysis is reviewed by our board of directors. The analysis provides a summary of the current liquidity measurements, projections and future liquidity positions given various levels of liquidity stress. Management also maintains a detailed liquidity contingency plan designed to respond to an overall decline in the condition of the banking industry or a problem specific to Pennsylvania Commerce.

         For a general discussion of our sources and uses of cash see " - Average Balances and Average Interest Rates." The Consolidated Statements of Cash Flows provide additional information on our sources and uses of funds. From a funding standpoint, we have been able to rely over the years on a stable base of strong "core" deposit growth. Our four-year average deposit growth rate of 27% has provided us with a steady and stable source of core funds.

         We generated $18.1 million in cash from operating activities during the first six months of 2004 versus $2.4 million for the first half of 2003, mainly due to a combination of higher net income, net proceeds from loan sales activity, and a decrease in other assets. Investing activities resulted in a net cash outflow of $159.4 million for the first six months of 2004 compared to $83.6 million for the same period in 2003. This was due to very strong net loan growth of $119.7 million for the first half of 2004 versus $38.2 million for the same period in the previous year. Financing activities resulted in a net inflow of $130.9 million in 2004 compared to $56.65 million in the first half of 2003 as funds from net deposit growth and short-term borrowings exceeded net common stock activity in both periods. We typically experience our strongest deposit growth in the 3rd and 4th quarters of each year and pre-funded this deposit growth in the 2nd quarter of 2004 with short-term borrowings from the Federal Home Loan Bank to fund loan growth.

         At June 30, 2004, liquid assets (defined as cash and cash due from banks, short-term investments, residential mortgage loans held for sale, securities available for sale, and non-mortgage-backed securities held to maturity due in one year or less) totaled $336.4 million, or 28.4% of total assets. This compares to $320.8 million, or 30.5% of total assets, at December 31, 2003.

         Pennsylvania Commerce's investment portfolio consists mainly of mortgage-backed securities, which do not have stated maturities. Cash flows from such investments are dependent upon the performance of the underlying mortgage loans, and are generally influenced by the level of interest rates. As rates increase, cash flows generally decrease as prepayments on the underlying mortgage loans slow. As rates decrease, cash flows generally increase as prepayments increase.


         Pennsylvania Commerce and the Bank's liquidity are managed separately. On an unconsolidated basis, the principal source of our revenue is dividends paid to us by the Bank. The Bank is subject to regulatory restrictions on its ability to pay dividends to us. See "Supervision and Regulation - Commerce Bank/Harrisburg, N.A." Pennsylvania Commerce's net cash outflows consist principally of interest on the trust-preferred securities, dividends on the preferred stock and unallocated corporate expenses.

         We also maintain secondary sources of liquidity consisting of federal funds lines of credit, repurchase agreements, and borrowing capacity at the Federal Home Loan Bank, which can be drawn upon if needed. As of June 30, 2004, our total potential liquidity through these secondary sources was $412 million of which $284 million was currently available, as compared to $270 million at December 31, 2003 of which $191 million was available.

         Subject to regulatory approvals, we are targeting to open approximately two to six new stores in each of the next five years. The cost to construct and furnish a new store will be approximately $1.7 million, excluding the cost to lease or purchase the land on which the store is located. To accommodate our growth and perpetuate our culture we plan to construct a new headquarters, operations and training center in Harrisburg, which we expect to open in 2005. The anticipated cost to construct and furnish our new headquarters, operations and training center in Harrisburg will be between $15.0 and $18.0 million. Based on our anticipated growth, we do not anticipate needing to borrow funds or raise additional capital to fund our branch expansion and new headquarters for at least the next four years.

Quantitative and Qualitative Disclosures About Market Risk -  June 30, 2004

         Our exposure to market risk principally includes interest rate risk, which is discussed above. Our net interest margin has remained fairly stable. Our net interest margin for the first six months of 2004 was 4.38%, a difference of 16 basis points over 4.22% for the first six months of 2003.

         At June 30, 2004, we had 94% of our deposits in accounts which we consider core deposits. These accounts, which have a relatively low cost of deposits, have historically contributed significantly to the net interest margin.

2003 Overview

         In 2003, total assets grew by $265.4 million, or 34%, to $1.05 billion and total deposits increased $179.6 million, or 25%, to $906.5 million. Core deposit growth increased $170.8 million, or 25%, from $687.1 million to $858.0 million. We also experienced loan growth in 2003 as total loans outstanding increased by $106.2 million, or 29%, to $469.9 million.

         Total revenues increased by 24% to a record level of $43.9 million and net income was up 16% in 2003 to $6.6 million from $5.7 million for 2002. Diluted net income per common share increased 13% to $2.68 from $2.37 per share in 2002 (after adjusting for a 5% common stock dividend declared in January
2004).

         In 2003, we opened five new stores, bringing our total number of full-service stores to 23. Two of the new stores opened in 2003 are located in Berks County, marking our initial entry into this market.

Results of Operations - Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

         Average Balances and Average Interest Rates


         The table below sets forth balance sheet items on a daily average basis for the years ended December 31, 2003, 2002 and 2001 and presents the daily average interest rates earned on assets and the daily average interest rates paid on liabilities for such periods. During 2003, average interest-earning assets were $807.4 million, an increase of $162.3 million, or 25%, over 2002. This was the result of an increase in the average balance of investment securities of $119.5 million, an increase in the average balance of loans receivable of $53.9 million, offset by a decrease in the average balance of federal funds sold of $11.2 million. The growth in the average balance of interest earning assets was funded primarily by an increase in the average balance of deposits (including noninterest-bearing demand deposits) of $160.8 million.

         The yield on total interest-earning assets decreased by 87 basis points in 2003 from 6.51% to 5.64%. The decrease resulted primarily from decreased yields in the loan and investment portfolios due to the overall level and timing of changes in general market interest rates during 2003 as compared to 2002. As a result, we experienced lower yields on most interest-earning assets in 2003 from 2002 as well as a lower cost of funds in 2003 versus the prior year.

         The aggregate cost of interest-bearing liabilities decreased 96 basis points from 2.65% in 2002 to 1.69% in 2003. The average rate paid on savings deposits decreased by 94 basis points, from 1.96% in 2002 to 1.02% in 2003 and the average rate paid on interest checking accounts decreased from 1.18% in 2002 to 0.70% in 2003. The average rate paid on money market accounts decreased from 1.32% in 2002 to 0.91% in 2003. For time deposits, the average rate paid was 3.46%, down 125 basis points from 2002 and public funds time deposits experienced a decrease of 69 basis points in 2003 on the average rate paid. The majority of our public funds are deposits of local school districts and municipalities.

         Our aggregate cost of funding sources decreased 78 basis points in 2003 to 1.44% from 2.22% in 2002. This decrease resulted primarily from lower average rates paid on total interest-bearing deposits as well as a $28.0 million increase in average noninterest-bearing demand deposits. In the table below, nonaccrual loans have been included in the average loan balances. Securities include securities available for sale and securities held to maturity. Securities available for sale are carried at amortized cost for purposes of calculating the average rate received on taxable securities above. Yields on tax-exempt securities and loans are not computed on a taxable equivalent basis.


                                                               Year Ended December 31,
                                     -----------------------------------------------------------------------------------
                                                    2003                      2002                       2001
                                     -----------------------------------------------------------------------------------
                                                                    (dollars in thousands)
                                       Average          Average   Average           Average Average           Average
            Earning Assets             Balance  Interest  Rate    Balance  Interest  Rate   Balance  Interest   Rate
------------------------------------------------------------------------------------------------------------------------
Securities:
   Taxable..........................   $361,323  $17,108  4.73%   $246,230  $14,514  5.89%  $165,013  $10,860  6.58%
   Tax-exempt.......................      6,444      453  7.03       1,995      107  5.36      1,743       94  5.38
-----------------------------------------------------------------------------------------------------------------------

Total securities....................    367,767   17,561  4.78     248,225   14,621  5.89    166,756   10,954  6.57
Federal funds sold..................     20,653      220  1.07      31,833      508  1.59     17,399      641  3.68
Loans receivable:
   Mortgage and construction........    263,581   18,290  6.94     241,647   18,408  7.62    212,117   18,013  8.49
   Commercial loans and lines of
   credit...........................     95,469    5,937  6.22      83,971    5,670  6.75     69,815    5,810  8.32
   Consumer.........................     54,840    3,318  6.05      35,851    2,677  7.47     32,305    2,709  8.39
   Tax-exempt.......................      5,093      216  4.25       3,598      111  3.09      2,711      120  4.43
-----------------------------------------------------------------------------------------------------------------------

Total loans receivable..............    418,983   27,761  6.63     365,067   26,866  7.36    316,948   26,652  8.41
-----------------------------------------------------------------------------------------------------------------------

Total earnings assets...............   $807,403  $45,542  5.64%   $645,125  $41,995  6.51%  $501,103  $38,247  7.63%
-----------------------------------------------------------------------------------------------------------------------

     Interest Bearing Liabilities
-----------------------------------------------------------------------------------------------------------------------
Sources of Funds
Interest-bearing deposits:
   Regular savings..................   $235,515   $2,392  1.02%   $197,225   $3,857  1.96%  $141,350   $4,168  2.95%
   Interest checking................     14,760      103  0.70      10,590      125  1.18      7,955      165  2.07
   Money market.....................    230,504    2,104  0.91     145,851    1,923  1.32    100,394    2,261  2.25
   Time deposits....................    132,112    4,573  3.46     118,899    5,595  4.71    126,389    7,133  5.64
   Public funds time................     46,562      917  1.97      54,165    1,440  2.66     33,642    1,693  5.03
-----------------------------------------------------------------------------------------------------------------------

Total interest-bearing deposits.....    659,453   10,089  1.53     526,730   12,940  2.46    409,730   15,420  3.76
Short-term borrowings...............     16,964      207  1.22          12       --  1.46        330       13  3.94
Long-term debt......................     13,000    1,356 10.43      13,000    1,354 10.41      7,082      760 10.73
-----------------------------------------------------------------------------------------------------------------------

Total interest-bearing liabilities..    689,417   11,652  1.69     539,742   14,294  2.65    417,142   16,193  3.88
Noninterest-bearing funds (net).....    117,986                    105,383                    83,961
-----------------------------------------------------------------------------------------------------------------------

Total sources to fund earning assets   $807,403   11,652  1.44    $645,125   14,294  2.22   $501,103   16,193  3.23
-----------------------------------------------------------------------------------------------------------------------

Net interest income and margin......             $33,890  4.20%             $27,701  4.29%            $22,054  4.40%
-----------------------------------------------------------------------------------------------------------------------

Other Balances
   Cash and due from banks..........    $28,390                    $23,022                   $18,904
   Other assets.....................     45,369                     27,190                    20,951
   Total assets.....................    881,162                    695,337                   540,958
   Noninterest-bearing demand deposits  142,805                    114,758                    91,352
   Other liabilities................      2,983                      2,657                     2,508
   Stockholders' equity.............     45,957                     38,180                    29,956
-----------------------------------------------------------------------------------------------------------------------

         Net Interest Income and Net Interest Margin

         Net interest income for 2003 increased $6.2 million, or 22%, over 2002 to $33.9 million. Interest income on earning assets totaled $45.5 million, an increase of $3.5 million, or 8%, over 2002. The majority of this increase was related to volume increases in the securities and loans receivable portfolios partially offset by lower interest rates on interest earning assets. Interest expense for 2003 decreased $2.6 million, or 18%, from $14.3 million in 2002 to $11.7 million in 2003. This decrease was primarily related to the reduction in interest rates paid on the deposit products partially offset by the increases in our average level of deposits and other borrowed money.

         Our net interest rate spread increased to 3.95% in 2003 from 3.86% in 2002 and the net interest margin decreased 9 basis points from 4.29% to 4.20%.

         The table below demonstrates the relative impact on net interest income of changes in the volume of earning assets and interest-bearing liabilities and changes in rates earned and paid by us on such assets and liabilities. For purposes of this table, nonaccrual loans have been included in the average loan balances.


                                                   2003 v. 2002                            2002 v. 2001
                                               Increase (Decrease)                     Increase (Decrease)
                                              Due to Changes in (1)                   Due to Changes in (1)
                                      -------------------------------------  ---------------------------------------
                                                                      (in thousands)
                                         Volume        Rate        Total        Volume         Rate         Total
                                      ------------  ---------  ------------  ----------  -------------  -----------
Interest on securities:
     Taxable........................   $   5,426    $ (2,832)    $    2,594   $   4,793     $   (1,139)  $    3,654
     Tax-exempt.....................         313          33            346          13             --           13
     Federal funds sold.............        (122)       (166)          (288)        231           (364)        (133)
Interest on loans receivable:
     Mortgage and construction......       1,525      (1,643)          (118)      2,240         (1,845)         395
     Commercial.....................         712        (445)           267         956         (1,096)        (140)
     Consumer.......................       1,150        (509)           641         265           (297)         (32)
     Tax-exempt.....................          63          42            105          27            (36)          (9)
                                        ----------  ---------  -------------  ---------  --------------  -----------

Total interest income...............       9,067      (5,520)         3,547       8,525         (4,777)       3,748
                                        ----------  ---------  -------------  ---------  --------------  -----------

Interest expense:
     Regular savings................         389      (1,854)        (1,465)      1,088         (1,399)        (311)
     Interest checking..............          29         (51)           (22)         31            (71)         (40)
     Money market...................         779        (598)           181         596           (934)        (338)
     Time deposits..................         464      (1,486)        (1,022)       (363)        (1,175)      (1,538)
     Public funds...................        (149)       (374)          (523)        544           (797)        (253)
Short-term borrowings...............         207          --            207          (5)            (8)         (13)
Long-term debt......................          --           2              2         617            (23)         594
                                        ----------  ---------  -------------  ---------  --------------  -----------

Total interest expense..............       1,719      (4,361)        (2,642)      2,508         (4,407)      (1,899)
                                        ----------  ---------  -------------  ---------  --------------  -----------

Net increase (decrease).............   $   7,348    $ (1,159)   $     6,189   $   6,017     $     (370)  $    5,647
                                        ==========  =========  =============  =========  ==============  ===========
____________________________

(1) Changes due to both volume and rate have been allocated to volume changes.

         Noninterest Income


         Noninterest income for 2003 increased by $2.3 million, or 30%, over 2002 to $10.0 million. The increase was primarily due to an increase in other operating income attributable to service charges and fees associated with servicing a higher volume of deposit and loan accounts. Included in total noninterest income were gains of $765,000 in 2003 and $493,000 in 2002 on the sale of residential and student loans. Also included in noninterest income were securities gains of $880,000 for 2003 and $0 for 2002. These gains resulted from the sale of $17.2 million of mortgage-backed securities and corporate bonds as part of our asset/liability management function.

         Noninterest Expenses


         Noninterest expenses totaled $32.5 million for 2003, an increase of $7.1 million, or 28%, over 2002. Staffing levels, occupancy, furniture and equipment, and related expenses increased as a result of opening five full-service stores in 2003. A comparison of noninterest expense for certain categories for 2003 and 2002 is presented below.

         Salary expenses and employee benefits, which represent the largest component of noninterest expenses, increased by $4.2 million, or 34%, in 2003 over 2002. This increase was partially due to an increase in the level of full-time equivalent employees from 424 at December 31, 2002 to 503 at December 31, 2003. The increased level of expenses includes the impact of salary and benefit costs associated with the additional staff for the new stores opened in June, July, September and December 2003, respectively.

         Occupancy expenses totaled $3.4 million in 2003, an increase of $1.0 million, or 42%, over 2002 while furniture and equipment expenses increased by $321,000, or 21%, to $1.8 million. The full year impact of the three stores opened in 2002 along with five additional stores opened in 2003 contributed to the increases in occupancy and furniture and equipment expenses in 2003 over 2002.

         Advertising and marketing expenses were $2.4 million for 2003, an increase of $244,000, or 11%, over 2002. The increase was primarily the result of new store opening expenses associated with the five new stores along with increased advertising efforts in each of our markets. Two out of the five stores opened in 2003, were opened in Berks County, a new market for us.

         Data processing expenses increased by $258,000, or 14%, in 2003 over 2002. The primary increase was due to costs associated with processing additional transactions as a result of growth in the number of accounts serviced.

         Postage and supplies expenses of $986,000 for 2003 were $124,000, or 14%, higher than the prior year. The increase in postage and supplies expense was attributed to the growth in the number of account statements mailed to customers.

         Other noninterest expenses totaled $5.0 million for 2003, compared to $4.1 million for 2002. This includes increased loan expenses of $367,000, increased checkbook printing expense of $92,000, increased business development expenses of $191,000 and increased shares tax expense of $79,000.

         For 2003, operating efficiency ratio was 75.6% compared to 71.8% for 2002. Our operating efficiency ratio remains above our peer group primarily due to our branch expansion activities.

         Provision for Federal Income Taxes

         The provision for federal income taxes was $3.1 million for 2003, compared to $2.9 million for 2002. The effective tax rate, which is the ratio of income tax expense to income before taxes, was 32.2% in 2003 and 33.6% in 2002. See Note 11 of the Notes to Consolidated Financial Statements for December 31, 2003 for an additional analysis of the provision for income taxes for 2003 and 2002.

         In accordance with Statement of Financial Accounting Standard No. 109 (SFAS No. 109), "Accounting for Income Taxes," income taxes are accounted for under the liability method. Under the liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement and tax bases of existing assets and liabilities.

         At December 31, 2003, deferred tax assets amounted to $2.1 million and deferred tax liabilities amounted to $1.5 million. Deferred tax assets are realizable primarily through carryback of existing deductible temporary differences to recover taxes paid in prior years, and through future reversal of existing taxable temporary differences. Management currently anticipates future earnings will be adequate to utilize the net deferred tax assets.

         Net Income and Net Income Per Share

         Net income for 2003 rose to a record $6.6 million, an increase of $883,000, or 16%, over the $5.7 million recorded in 2002. This increase was due to an increase in net interest income of $6.2 million, an increase in noninterest income of $2.3 million, partially offset by an increase in the provision for loan losses of $260,000, an increase in noninterest expenses of $7.1 million and an increase of $247,000 in the provision for income taxes.

         Basic earnings per common share, after adjusting for a 5% common stock dividend paid in February 2004, increased by 12% to $2.88 per share, compared to $2.58 in 2002. Diluted earnings per common share were $2.68 for 2003 and $2.37 for 2002 after adjusting for the 5% common stock dividend paid in February 2004. See Note 13 in the Notes to Consolidated Financial Statements for December 31, 2003 for an analysis of earnings per share.

         Return on Average Assets and Average Equity

         Our ROA was 0.74% for 2003 and 0.82% for 2002. This decrease is the result of 34% growth in total assets combined with a 16% increase in net income. Contributing to these results was the addition of 5 new stores in 2003 and their related costs.

         Our ROE for 2003 was 14.27%, compared to 14.86% for 2002.

Results of Operations - Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

         Net income for 2002 rose to $5.7 million, an increase of $1.3 million, or 28%, over the $4.4 million recorded in 2001.

         Diluted earnings per common share increased by 22% to $2.37 for 2002 over $1.94 for 2001 after adjusting for the 5% common stock dividends declared in January 2003 and 2004.

         Net interest income for 2002 increased $5.6 million, or 26%, over 2001 to $27.7 million. Interest income on earning assets totaled $42.0 million, an increase of $3.7 million, or 10%, over 2001. Interest expense for 2002 decreased by $1.9 million, or 12%, from $16.2 million to $14.3 million.

       Pennsylvania Commerce's net interest rate spread increased to 3.86% in 2002 from 3.75% in 2001 and the net interest margin decreased 11 basis points from 4.40% to 4.29%.

         Noninterest income for 2002 increased by $1.1 million, or 17%, over 2001 to $7.7 million. Included in total noninterest income were gains of $493,000 in 2002 and $354,000 in 2001 on the sale of residential and student loans.

         Noninterest expenses totaled $25.4 million for 2002, an increase of $4.9 million, or 24%, over 2001. Staffing levels, occupancy, furniture and equipment, and related expenses increased as a result of opening three full-service stores in 2002.

         Salary expenses and employee benefits increased by $3.0 million, or 32%, in 2002 over 2001. This increase was consistent with an increase in the level of full-time equivalent employees from 331 at December 31, 2001 to 424 at year-end 2002.

         Occupancy expenses totaled $2.4 million in 2002, an increase of $270,000, or 13%, over 2001 while furniture and equipment expenses increased by $121,000, or 9%, to $1.5 million.

         Advertising and marketing expenses were $2.2 million for 2002, an increase of $459,000, or 27%, over 2001. Data processing expenses increased by $577,000, or 44%, in 2002 over 2001. Postage and supplies expenses of $862,000 were $16,000, or 2%, higher than the prior year.

         Other noninterest expenses totaled $4.1 million for 2002, compared to $3.6 million for 2001.

Financial Condition - December 31, 2003 Compared to December 31, 2002

         Securities

         Securities are purchased and sold as part of our overall asset and liability management function. The classification of all securities is determined at the time of purchase. Securities expected to be held for an indefinite period of time are classified as securities available for sale and are carried at fair value. Decisions by management to purchase or sell these securities are based on an assessment of financial and economic conditions, including changes in prepayment risks and interest rates, liquidity needs, capital adequacy, collateral requirements for pledging, alternative asset and liability management strategies, tax considerations, and regulatory requirements.

         Securities are classified as held to maturity if, at the time of purchase, management has both the intent and ability to hold the securities until maturity. Securities held to maturity are carried at amortized cost. Sales of securities in this portfolio should only occur in unusual and rare situations where significant unforeseeable changes in circumstances may cause a change in intent. Examples of such instances would include deterioration in the issuer's creditworthiness that is evidently supportable and significant or a change in tax law that eliminates or reduces the tax-exempt status of interest (but not the revision of marginal tax rates applicable to interest income). Held to maturity securities cannot be sold based upon any of the decisions used to sell securities available for sale as listed above. See Note 3 in the Notes to Consolidated Financial Statements for December 31, 2003 for further analysis of our securities portfolio.

         Our investment securities portfolio consists primarily of U.S. Government agency and mortgage-backed obligations. These securities have very little, if any, credit risk because they are either backed by the full faith and credit of the U.S. Government or their principal and interest payments are guaranteed by an agency of the U.S. Government or are AAA rated. These investment securities carry fixed rate coupons that do not change over the life of the securities. Since most securities are purchased at premiums or discounts, their yield and average life will change depending on any change in the estimated rate of prepayments. We amortize premiums and accrete discounts over the estimated average life of the securities. Changes in the estimated average life of the securities portfolio will lengthen or shorten the period in which the premium or discount must be amortized or accreted, thus affecting our securities yields.

         At December 31, 2003 and December 31, 2002, the weighted average life and duration of our securities portfolio was approximately 6.6 and 4.8 years, respectively, as compared to 2.5 years and 2.0 years, respectively. The weighted average life of the portfolio is calculated by estimating the average rate of repayment of the underlying collateral of the security. Mortgage-backed obligations historically experience repayment rates in excess of the scheduled repayments, causing a shorter weighted average life of the security. Our securities portfolio contained no "high-risk" securities or derivatives as of December 31, 2003 or 2002.

         Securities available for sale increased by $71.4 million in 2003 (excluding the effect of changes in unrealized gains or losses) primarily as a result of purchases of $273.4 million, offset by principal repayments and maturities of $191.7 million and the sale of $8.3 million in securities. At December 31, 2003, the unrealized gains on securities available for sale included in stockholders' equity totaled $549,000, net of tax, compared to unrealized gains of $1.5 million, net of tax, at December 31, 2002.

         During 2003, securities held to maturity increased by $102.3 million primarily as a result of purchases of $148.2 million offset by principal repayments of $45.9 million. As of December 31, 2003, we had committed securities with a carrying value of $8.6 million and a fair market value of $9.2 million for sale. These securities are included as other assets on the balance sheet at December 31, 2003.

     December 31, 2003      Due Under 1 Year   Due 1-5 Years    Due 5-10 Years   Due Over 10 Years        Total
  (dollars in thousands)      Amount/Yield     Amount/Yield      Amount/Yield       Amount/Yield       Amount/Yield
------------------------- ------------------ ---------------- ----------------- ------------------ ------------------
Available for Sale
U.S. Government
    Agency obligations.....                                    $  5,000    4.05% $ 19,000    5.79%  $ 24,000   5.43%
Mortgage-backed obligations                  $    734   4.80%    20,037    3.57   227,784    4.51    248,555   4.44
Corporate debt securities..                                                         2,013    7.80      2,013   7.80
                            ------- ------- --------- ------  ---------  ------- -------- -------- --------- -------
Total available for sale... $   --      --   $    734   4.80%  $ 25,037    3.67% $248,797    4.63%  $274,568   4.55%
                            ======= ======= ========= ======  =========  ======= ======== ======== ========= =======


Held to Maturity
U.S. Government
    Agency obligations..... $ 1,100   6.30%                    $ 14,988    4.58% $ 23,922    5.87%  $ 40,010   5.40%
Municipal obligations......                                                         6,845    7.05      6,845   7.05
Mortgage-backed obligations                  $  2,160   5.32%       243    4.75   133,522    5.15    135,925   5.15
Corporate debt securities..                     4,534   6.52      3,968    6.57     8,581    7.53     17,083   7.04
                            ------- ------- --------- ------  ---------  ------- -------- -------- --------- -------

Total held to maturity..... $ 1,100   6.30%  $  6,694   6.13%  $ 19,199    4.99% $172,870    5.44%  $199,863   5.43%
                            ======= ======= ========= ======  =========  ======= ======== ======== ========= =======

Note:  Securities available for sale are carried at amortized cost in the table above for purposes of calculating the weighted average yield received on such securities.

         The contractual maturity distribution and weighted average yield of our available for sale and held to maturity portfolios at December 31, 2003 are summarized in the table above. Weighted average yield is calculated by dividing income within each maturity range by the outstanding amount of the related investment and has not been tax affected on tax-exempt obligations.

         Loan Portfolio

         The Bank's legal lending limit at December 31, 2003 was $10.1 million. It is generally our policy to participate those loans or loan relationship balances which exceed 50% of the legal lending limit, or approximately $5.05 million at December 31, 2003. At December 31, 2003, loan participations totaled $9.6 million, of which $2.6 million was participated to Commerce of New Jersey.

         The following table summarizes the composition of our loan portfolio by type as of December 31, for each of the years 1999 through 2003.




                                                                          December 31,
                                                 ------------------------------------------------------------------
                                                       2003         2002         2001         2000          1999
                                                 ------------ ------------ ------------ ------------ ------------
                                                                         (in thousands)
Commercial mortgage...........................      $ 194,609    $ 144,959    $ 142,969    $ 127,931    $ 101,550
Construction and land development.............         26,895       31,034       32,863       30,776       18,458
Residential real estate mortgage loans........         72,713       66,190       48,415       41,314       34,681
Tax-exempt loans..............................          5,720        5,629        2,676        2,786          342
Commercial, industrial and other business loans        58,894       49,226       42,399       31,490       21,228
Consumer loans................................         71,007       34,598       36,551       30,691       22,764
Lines of credit...............................         46,106       37,245       36,801       25,264       17,082
                                                 ------------ ------------ ------------ ------------ ------------

Total loans...................................      $ 475,944    $ 368,881    $ 342,674    $ 290,252    $ 216,105
                                                 ============ ============ ============ ============ ============

         We manage risks associated with our loan portfolio through diversification, with what we believe are sound underwriting policies and procedures that are reviewed and updated on at least an annual basis, and ongoing loan monitoring efforts. Additionally, we monitor concentrations of loans or loan relationships by industry and set target percentages for each industry. At December 31, 2003, there was no concentration greater than 10% of our loan portfolio to any one industry.

         Our commercial mortgage and construction and land development loans are typically made to small and medium-sized investors, builders and developers and are secured by mortgages on real property located principally in south central Pennsylvania (principally office buildings, multifamily residential, land development and other commercial properties). The average loan size in this category is approximately $350,000. Our underwriting policy has established maximum terms for commercial mortgage and construction loans depending on the type of loan within the commercial real estate category. A five-year call option is standard on commercial mortgages. Our underwriting policy generally requires a loan-to-value ratio of no more than 80% on loans in this category and typically requires owner guarantees and other collateral depending on our total risk assessment of the transaction.

         Our commercial, industrial and other business loans and lines of credit are typically made to small and medium-sized businesses. The average loan size in this category is approximately $200,000. Based on our underwriting standards, loans may be secured in whole or in part by collateral such as liquid assets, accounts receivable, equipment, inventory, and real property. Additionally, our underwriting policy has established maximum terms for these loans depending on the loan type within the commercial, industrial and other business loans and lines category. The value of the collateral in this category may vary depending on market conditions. The Bank maintains advance rates for particular collateral categories to mitigate the risk that the borrower defaults and the value of the collateral is not sufficient to cover the outstanding loan balance. We also actively manage the unused portion of commercial lines of credit and would freeze a commitment if a borrower were in default. As of December 31, 2003, outstandings under commercial lines of credit were $46.1 million and unused commitments were $63.5 million.

         Residential real estate mortgage loans represented approximately 15% of our total loans at December 31, 2003. Loans in this category are collateralized by first mortgages on residential properties located in south central Pennsylvania. Our underwritten policy provides that all residual loans are to be written based upon standards used by the secondary market.

         Consumer loans and consumer lines of credit represented approximately 15% of our total loans at December 31, 2003. These loans and lines are secured by first and second mortgages, personal assets of the borrower, or may be unsecured. As of December 31, 2003, 53% of consumer loans and consumer lines of credit were secured by second liens. When originating consumer loans, our underwriting policy sets limitations on the term of the loan, defines allowable collateral and the valuation of the collateral, outlines acceptable debt to income ratios and outlines acceptable credit scores to identify those loan applicants with a proven record of credit management. We actively manage the unused portion of our consumer lines of credit and would freeze a commitment if a borrower becomes delinquent. As of December 31, 2003, unused commitments under consumer lines of credit were $23 million.
         During 2003, total gross loans increased by $105.7 million from $379.4 million at December 31, 2002, to $485.1 million at December 31, 2003, including $9.2 million of loans held for sale on December 31, 2003 and $10.5 million of loans held for sale on December 31, 2002. The increase in loans receivable in 2003 was primarily in the commercial real estate and consumer loan portfolios. Total consumer loans increased by $36.4 million in 2003 to $71.0 million at year-end 2003 compared to $34.6 million at year-end 2002. This increase of 105% was a direct result of a focused effort by management to increase the size of the consumer loan portfolio across all markets of our store footprint. Consumer loans typically have higher yields when considering the relatively short terms of the loans; however, consumer loan portfolios also generally experience higher rates of charge off than commercial loan portfolios. Management has set prudent underwriting standards for consumer loans designed to lessen the risk of loss and has considered the increase in consumer loans in its determination of the appropriate level of the allowance for loan losses. The allowance for loan losses allocated to consumer loans increased from $452,000 at December 31, 2002 to $717,000 at December 31, 2003. Consumer loans represented 15% and 9% of total loans outstanding as of December 31, 2003 and 2002, respectively. Total loans outstanding represented 53% of total deposits and 45% of total assets at December 31, 2003, excluding the loans held for sale, compared to 51% and 47%, respectively, at December 31, 2002.

         The maturity ranges of the loan portfolio and the amounts of loans with predetermined interest rates and floating interest rates in each maturity range, as of December 31, 2003, are presented in the following table.



                                                                    December 31, 2003
                                              ---------------------------------------------------------------
                                              Due Within One                   Due Over Five
                                                   Year        Due 1-5 Years       Years          Total
                                              -------------- --------------- --------------- ----------------
                                                                      (in thousands)
Real estate:
   Commercial Mortgage.....................   $        16,934 $      86,228   $      91,447   $      194,609
   Construction and land development.......            20,309         4,630           1,956           26,895
   Residential mortgage....................             3,407         9,780          59,526           72,713
   Tax-exempt..............................               554         1,906           3,260            5,720
                                              --------------- -------------   -------------   --------------
                                                       41,204       102,544         156,189          299,937
Commercial.................................            26,847        25,344           6,703           58,894
Consumer...................................            14,023        19,322          37,662           71,007
Lines of credit............................            46,106            --              --           46,106
                                              --------------- -------------   -------------   --------------
Total loans................................   $       128,180 $     147,210   $     200,554   $      475,944
                                              =============== =============   =============   ==============
Interest rates:
   Predetermined...........................   $        39,775 $     138,608   $     161,054   $      339,437
Floating...................................            88,405         8,602          39,500          136,507
                                              --------------- -------------   -------------   --------------
Total loans................................   $       128,180 $     147,210   $     200,554   $      475,944
                                              =============== =============   =============   ==============


         Concentrations of Credit Risk

         The largest portion of loans, 41%, on our balance sheet is for commercial mortgage related loans. Our commercial real estate loan portfolio is principally to borrowers throughout Cumberland, Dauphin, Lebanon, York and Berks counties of Pennsylvania where we have full-service store locations. Commercial real estate, construction, and land development loans aggregated $221.5 million at December 31, 2003, compared to $176.0 million at December 31, 2002. Commercial real estate loans are collateralized by the related project (principally office building, multi-family residential, land development, and other properties) and we generally require loan-to-value ratios of no greater than 80%. Collateral requirements on such loans are determined on a case-by-case basis based on managements' credit evaluations of the respective borrowers.


         Consumer loans comprised 15%, or $71.0 million, of total loans at December 31, 2003. Approximately $30.8 million of consumer loans are loans collateralized by personal assets of the borrower with another $39.0 million of consumer loans secured by real estate.

         Commercial loans represented 12% of total loans at December 31, 2003. Collateral for these types of loans varies depending upon managements' credit evaluations of the respective borrowers and generally includes the following: business assets, personal guarantees, and/or personal assets of the borrower.

         On a monthly basis, the Bank's credit services personnel prepare two different loan concentration reports; one using standardized North American Industry Classification codes and the second report by loan product type. Management reviews and uses these concentration reports to monitor risks. Quarterly, a Risk Management Booklet is prepared and reviewed by both management and our board of directors which identifies areas of risk and quantifies if any exceptions were made to policies and procedures in the lending area during the preceding quarter. Management and the board utilize the Risk Management Booklet as a tool to identify and limit procedure and policy exceptions and to reduce any unnecessary risk in the lending function.

         At December 31, 2003, there was no concentration greater than 10% of our loan portfolio to any one industry or any one borrower.

         Non-Performing Loans and Assets

         Total non-performing assets (non-performing loans, foreclosed real estate and loans past due 90 days or more and still accruing interest) at December 31, 2003, were $1.4 million, or 0.13%, of total assets as compared to $1.8 million, or 0.23%, of total assets at December 31, 2002. Total non-performing loans (non-accrual loans and restructured loans) at December 31, 2003 were $1.2 million compared to $1.7 million a year ago. Total delinquent loans (those loans 30 days or more delinquent) as a percentage of total loans were 0.37% at December 31, 2003, compared to 0.68% at December 31, 2002. We generally place a loan on nonaccrual status and cease accruing interest when loan payment performance is deemed unsatisfactory and the loan is past due 90 days or more, unless the loan is both well-secured and in the process of collection. At December 31, 2003, loans past due 90 days and still accruing interest amounted to $385,000 compared to $55,000 at December 31, 2002.

         Foreclosed real estate totaled $236,000 as of December 31, 2003 as compared to $118,000 as of December 31, 2002. These properties have been written down to the lower of cost or fair value less disposition costs. We obtain updated appraisals on non-performing loans secured by real estate. In those instances where appraisals reflect reduced collateral values, an evaluation of the borrower's overall financial condition is made to determine the need for possible write-downs or appropriate additions to the allowance for loan losses.

         The following table summarizes information regarding non-performing loans and non-performing assets as of December 31, 1999 through 2003.


                                                                               December 31,
                                                        ---------------------------------------------------------------
                                                        2003        2002          2001         2000          1999
                                                        --------  ----------  -----------  ------------  -------------
                                                                          (dollars in thousands)
Nonaccrual loans:
     Commercial....................................        $143       $958          $127         $300          $119
     Consumer......................................          68         42           116          162           244
     Real estate:
         Construction..............................         159         --            --           --            --
         Mortgage..................................         417        599           633          371           321
                                                        --------  ----------  -----------  ------------  ----------
Total nonaccrual loans.............................         787      1,599           876          833           684
Loans past due 90 days or more and still accruing..         385         55            --           --            20
Restructured loans.................................          --         --            --           --            --
                                                        --------  ----------  -----------  ------------  ----------

     Total non-performing loans....................       1,172      1,654           876          833           704
Other real estate..................................         236        118            12           42            12
                                                        --------  ----------  -----------  ------------  ----------
     Total non-performing assets...................      $1,408     $1,772          $888         $875          $716
                                                        ========  ==========  ===========  ============  ==========
Non-performing loans to total loans................       0.25%      0.45%         0.26%        0.29%         0.32%
Non-performing assets to total assets..............       0.13%      0.23%         0.15%        0.18%         0.18%
                                                        --------  ----------  -----------  ------------  ----------
Interest income received on nonaccrual loans.......         $37        $79           $33          $52           $38
                                                        --------  ----------  -----------  ------------  ----------
Interest income that would have been recorded
     under the original terms of the loans.........         $45       $193           $84          $96           $66
                                                        --------  ----------  -----------  ------------  ----------


         Allowance for Loan Losses

         The allowance for loan losses is a reserve established through charges to expense in the form of a provision for loan losses and reduced by loan charge-offs net of recoveries. Charge-offs occur when loans are deemed to be uncollectible. Management has established an allowance for loan losses that they believe is adequate for estimated inherent losses in the current loan portfolio. In conjunction with an internal loan review function that operates independently of the lending function, management monitors the loan portfolio to identify risks on a timely basis so that an appropriate allowance can be maintained. Based on an evaluation of the loan portfolio, management presents a quarterly review of the allowance for loan losses to our board of directors, indicating any changes in the allowance since the last review and any recommendations as to adjustments in the allowance. In making the evaluation, management considers the results of recent regulatory examinations, which typically include a review of the allowance for loan losses as an important part of the examination process.

         In establishing the allowance, management evaluates individual large classified loans and nonaccrual loans, and determines an aggregate reserve for those loans based on that review. An allowance for the remainder of the loan portfolio is also determined based on historical loss experience within the components of the portfolio. These allocations may be modified if current conditions indicate that loan losses may differ from historical experience, based on factors and changes in portfolio mix and volume.

         In addition, an unallocated portion of the allowance is established for losses inherent in the loan portfolio, which have not been identified by the more quantitative processes described above. This determination inherently involves a higher degree of subjectivity, and considers risk factors that may not have yet manifested themselves in our historical loss experience. Those factors include changes in levels and trends of charge-offs, delinquencies and nonaccrual loans, trends in volume and term loans, changes in underwriting standards and practices, portfolio mix, tenure of the loan officers and management, changes in credit concentrations, and national and local economic trends and conditions.


         More specifically, the methodology we use to assess the adequacy of our allowance includes:

         o Identifying loans for individual review under FASB Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (Statement 114). In general, the loans identified for individual review under Statement 114 consist of large balance commercial loans and commercial mortgages.

         o Assessing whether the loans identified for review under Statement 114 are "impaired" based on the probability that all amounts due under the loan will not be collected according to the contractual terms of the loan agreement.

         o For loans identified as impaired, calculating the estimated fair value of the loan, using observable market prices, discounted cash flows or the value of the underlying collateral.

         o Classifying all non-impaired, large balance loans based on credit risk ratings and allocating an allowance for loan losses based on appropriate factors, including recent loss history for similar loans.

         o Identifying other loans for evaluation collectively under the provisions of Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" (Statement 5). In general, these other loans include residential mortgages, consumer loans, and installment loans.

         o Segmenting Statement 5 loans into groups with similar characteristics and allocating an allowance for loan losses to each segment based on recent loss history and other relevant information.

         o Reviewing the results to determine the appropriate balance of the allowance for loan losses. This review gives additional consideration to factors such as the mix of loans in the portfolio, the balance of the allowance relative to total loans and non-performing assets, trends in the overall risk profile of the portfolio, trends in delinquencies and non-accrual loans and local and national economic conditions.

         While the allowance for loan losses is maintained at a level believed to be adequate by management for estimated losses in the loan portfolio, determination of the allowance is inherently subjective, as it requires estimates, all of which may be susceptible to significant change. Changes in these estimates may impact the provisions charged to expense in future periods.

         We recorded provisions of $1.7 million to the allowance for loan losses for 2003 compared to $1.4 million for 2002. During 2003, net charge-offs amounted to $834,000, or 0.20%, of average loans outstanding for the year, compared to $833,000, or 0.23%, of average loans outstanding for 2002. The allowance for loan losses decreased as a percentage of loans receivable from 1.40% of total loans outstanding at December 31, 2002, to 1.26% of total loans outstanding at December 31, 2003 and provided coverage of 513% of non-performing loans. Based upon a consistent application of our loan loss reserve methodology, the allowance level increased by $861,000 to $6.0 million or 1.26% of total loans at December 31, 2003, but decreased as a percentage of total loans due to 29% growth in the loan portfolio in 2003.

         The table below presents, for the years 1999 through 2003, information regarding our provision and allowance for loan losses.


                                                                         Year Ended December 31,
                                                           ----------------------------------------------------
                                                              2003      2002       2001      2000       1999
                                                           ---------  --------- ---------  --------- ---------
                                                                          (dollars in thousands)
Balance at beginning of year...........................    $   5,146  $   4,544 $   3,732  $   2,841 $   2,232
Provisions charged to operating expenses...............        1,695      1,435     1,469      1,050       762
                                                           ---------  --------- ---------  --------- ---------
                                                               6,841      5,979     5,201      3,891     2,994
                                                           ---------  --------- ---------  --------- ---------
Recoveries of loans previously charged-off:
   Commercial..........................................           66         93         3          6         8
   Consumer............................................           85          2        21          8         4
   Real estate.........................................          115         21        --         --         1
                                                           ---------  --------- ---------  --------- ---------
Total recoveries.......................................          266        116        24         14        13
                                                           ---------  --------- ---------  --------- ---------
Loans charged-off:
   Commercial..........................................        (483)      (561)     (475)        (1)     (150)
   Consumer............................................        (331)       (70)      (85)       (95)      (10)
   Real estate.........................................        (286)      (318)     (121)       (77)       (6)
                                                           ---------  --------- ---------  --------- ---------
Total charged-off......................................      (1,100)      (949)     (681)      (173)     (166)
                                                           ---------  --------- ---------  --------- ---------
Net charge-offs........................................        (834)      (833)     (657)      (159)     (153)
                                                           ---------  --------- ---------  --------- ---------
Balance at end of year.................................    $   6,007  $   5,146 $   4,544  $   3,732 $   2,841
                                                           ---------  --------- ---------  --------- ---------
Net charge-offs (recoveries) to average loans outstanding      0.20%      0.23%     0.21%      0.06%     0.08%
                                                           =========  ========= =========  ========= =========
Allowance for loan losses to year-end loans............        1.26%      1.40%     1.33%      1.29%     1.31%
                                                           =========  ========= =========  ========= =========

         Allocation of the Allowance for Loan Losses

         The following table details the allocation of the allowance for loan losses to the various categories. The allocation is made for analytical purposes and it is not necessarily indicative of the categories in which future credit losses may occur. The total allowance is available to absorb losses from any segment of loans. The allocations in the table below were determined by a combination of the following factors: specific allocations made on loans considered impaired as determined by management and the loan review committee, a general allocation on certain other impaired loans, and historical losses in each loan type category combined with a weighting of the current loan composition.


                                                    Allowance for Loan Losses at December 31,
                            ----------------------------------------------------------------------------------------
                                  2003             2002              2001               2000               1999
                            --------------- ---------------- ----------------- ------------------- -----------------
                                                              (dollars in thousands)
                                       %                 %                 %                  %                  %
                                      Gross            Gross             Gross              Gross              Gross
                             Amount   Loans   Amount   Loans    Amount   Loans    Amount    Loans    Amount    Loans
                            -------- ------ --------- ------- ------- -------- ---------- -------  --------- -------


Commercial loans and lines
    of credit............   $  2,636    21%  $  2,428     24%  $  986      23%   $    178     19%   $    155    18%
Consumer.................        717    15        452      9      157      11         143     11         224    10
Real estate, construction
    and land development:
    Commercial...........      2,157    47      1,698     48    3,240      50       3,286     55       2,335    56
    Residential..........        497    17        568     19      161      16         125     15         127    16
                            -------- ------ --------- ------- ------- -------- ---------- -------  --------- -------

Total....................   $  6,007   100%  $  5,146    100%  $4,544     100%   $  3,732    100%   $  2,841   100%
                            ======== ====== ========= ======= ======= ======== ========== =======  ========= =======

         Deposits

         Total deposits at December 31, 2003, were $906.5 million, up $179.6 million, or 25%, over total deposits of $727.0 million at December 31, 2002. Deposits in the various core categories increased $170.8 million, or 25%, in 2003 over 2002. Total deposits averaged $802.3 million for 2003, an increase of $160.8 million, or 25%, over the 2002 average of $641.5 million. The average balance on noninterest-bearing demand deposits increased in 2003 by $28.0 million, or 24%, compared to the prior year. The average balance of interest bearing demand accounts (money market and interest checking accounts) for 2003 increased by $88.8 million, or 57%, over the average balance for the prior year. The average total balance of all savings accounts was $235.5 million, a $38.3 million, or 19%, increase over the average balance for 2002. The average balance of all time deposits in 2003 was $178.7 million, an increase of $5.6 million, or 3%, over the average balance for 2002. For 2003, the cost of total deposits was 1.26% as compared to 2.02% in 2002.

         The average balances and weighted average rates paid on deposits for 2003, 2002 and 2001 are presented below.


                                                                     Year Ended December 31,
                                                    -----------------------------------------------------------
                                                      2003 Average         2002 Average         2001 Average
                                                      Balance/Rate         Balance/Rate         Balance/Rate
                                                    ---------------- --------------------- --------------------
                                                                      (dollars in thousands)
Demand deposits:
    Noninterest-bearing........................     $142,805     --      $114,758      --    $ 91,352      --
    Interest-bearing (money market and checking)     245,264   0.90%      156,441    1.31%    108,349     2.24%
Savings........................................      235,515   1.02%      197,225    1.96     141,350     2.95
Time...........................................      178,674   3.07       173,064    4.06     160,031     5.52
                                                    --------             --------            --------
Total deposits.................................     $802,258             $641,488            $501,082
                                                    ========             ========            ========

         The remaining maturity for certificates of deposit of $100,000 or more as of December 31, 2003, 2002 and 2001 is presented in the following table.


                                                               2003             2002              2001
                                                        ---------------  ---------------   ---------------
                                                                          (in thousands)
3 months or less...................................     $        35,065  $        31,591   $        32,092
3 to 6 months......................................              21,202           20,462            17,493
6 to 12 months.....................................              18,520           16,390             9,028
Over 12 months.....................................              16,612           11,427            16,292
                                                        ---------------  ---------------   ---------------

Total..............................................     $        91,399  $        79,870   $        74,905
                                                        ===============  ===============   ===============


         Short-Term Borrowings

         Short-term borrowings were used in 2003 and 2002 to meet short-term liquidity needs. For 2003, short-term borrowings averaged $11.7 million and repurchase agreements averaged $5.3 million. The average rate paid during 2003 on our short-term borrowings was 1.23% and the average rate paid on repurchase agreements was 1.20%. Short-term borrowings and repurchase agreements totaled $39.0 million and $40.0 million, respectively, at December 31, 2003. The maximum short-term borrowings outstanding at any month-end in 2003 were $50.0 million. The maximum repurchase agreements outstanding at any month-end in 2003 were $40.0 million. Amounts outstanding during 2002 and 2001 were not significant.

         Long-Term Debt

         Prior to the adoption of FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" our long-term debt consisted of Trust Capital Securities through Commerce Harrisburg Capital Trust I and Commerce Harrisburg Capital Trust II, our Delaware business trust subsidiaries. At December 31, 2003, all of the Capital Trust Securities qualified as Tier I capital for regulatory capital purposes. Proceeds of the trust capital securities were used for general corporate purposes, including additional capitalization of our wholly-owned banking subsidiary. See Note 10 in the Notes to Consolidated Financial Statements for December 31, 2003 for further analysis of our long-term debt. Long-term debt totaled $13.0 million at December 31, 2003 and 2002.

         Stockholders' Equity and Capital Adequacy

         At December 31, 2003, stockholders' equity totaled $49.7 million, up $6.9 million, or 16%, over stockholders' equity at December 31, 2002. This increase was due to our net income for the year, shares issued under stock purchase and stock option plans, offset by unrealized losses on securities available for sale. Stockholders' equity as a percent of total assets was 4.73% at December 31, 2003, compared to 5.44% at December 31, 2002.

         The following table provides a comparison of the Bank's risk-based capital ratios and leverage ratios to the minimum regulatory requirements for the periods indicated.

                                                                         Minimum For
                                             Actual December 31,          Adequately-           Minimum For
                                           -----------------------        Capitalized        Well-Capitalized
                                             2003         2002           Requirements           Requirements
                                           ---------- ------------  --------------------  -------------------
Tier 1 Capital..........................      9.49%       11.11%              4.00%                  6.00%
Total Capital...........................     10.42        12.17               8.00                  10.00
Leverage ratio (to average assets)......      6.14         6.97        3.00 - 4.00                   5.00


         At December 31, 2003, the consolidated capital levels of Pennsylvania
Commerce and of the Bank met the definition of a "well-capitalized" institution.

Interest Rate Sensitivity - December 31, 2003


         An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market interest rates. Historically, the most common method of estimating interest rate risk was to measure the maturity and repricing relationships between interest-earning assets and interest-bearing liabilities at specific points in time, referred to as "GAP," typically one year. Under this method, a company is considered liability sensitive when the amount of its interest-bearing liabilities exceeds the amount of its interest-earning assets within the one-year horizon. However, assets and liabilities with similar repricing characteristics may not reprice at the same time or to the same degree. As a result, our GAP does not necessarily predict the impact of changes in general levels of interest rates on net interest income. The following table shows our GAP position as of December 31, 2003. The repricing assumptions used in the table are as follows:

         o Fixed rate loans receivable are scheduled according to their contractual amortization and payment schedules specific to each loan.

         o Floating rate loans receivable are scheduled in the 1-90 day category as they are tied to a floating index such as New York Prime and available for immediate repricing.

         o Securities with pre-payment characteristics such as mortgage-backed securities and collateralized mortgage obligations are scheduled based upon their remaining weighted average lives as calculated utilizing a market consensus Constant Prepayment Rate. All other securities are assumed to reprice at their contractual maturity.

         o 30% of Transaction accounts are expected to reprice within the first 90 days with the remaining 70% repricing after 5 years.

         o Time deposits accounts, short-term borrowings, and trust capital securities are scheduled based upon their contractual maturity dates.



                                                                      December 31, 2003
                                        -------------------------------------------------------------------------------
                                                                                               Beyond 5
                                          1-90 Days   91-180 Days  181-365 Days  1-5 Years      Years        Total
                                        ------------ ------------ ------------- ---------- ------------- --------------
                                                                        (in thousands)
Interest earning assets:
   Loans receivable.................    $   152,491   $    8,978   $    12,711  $ 132,706     $176,672    $    483,558
   Securities.......................         41,222       34,919        59,118    243,552      102,041         480,852
   Federal funds sold...............             --           --            --         --           --              --
                                       ------------ ------------ ------------- ---------- ------------ ---------------

Total interest earning assets.......        193,713      43,897        71,829     376,258      278,713         964,410
                                       ------------ ------------ ------------- ---------- ------------ ---------------

Interest-bearing liabilities:
   Transaction accounts.............        167,764          --            --          --      386,121         553,885
   Time deposits....................         60,434      30,071        45,348      46,375           --         182,228
   Short-term borrowings............         79,000          --            --          --           --          79,000
   Trust capital securities.........             --          --            --          --       13,000          13,000
                                       ------------ ------------ ------------- ---------- ------------ ---------------

Total interest-bearing liabilities..        307,198      30,071        45,348      46,375      399,121         828,113
                                       ------------ ------------ ------------- ---------- ------------ ---------------

Period GAP..........................       (113,485)     13,826        26,481     329,883     (120,408)   $    136,297
                                       ------------ ------------ ------------- ---------- ------------ ===============


Cumulative GAP......................    $  (113,485) $  (99,659)   $  (73,178) $  256,705    $ 136,297
                                       ============ ============ ============= ========== ============
Cumulative RSA / RSL................          63.06%      70.45%        80.87%     159.84%      116.46%
                                       ------------ ------------ ------------- ---------- ------------

____________________________
Notes: Nonaccrual loans, deferred fees on loans and overdrafts have been excluded in the loans receivable balances. Securities are reported at current face for purposes of this table. RSA means rate sensitive assets; RSL means rate sensitive liabilities.

         Shortcomings are inherent in any GAP analysis since certain assets and liabilities may not move proportionally as interest rates change. As the interest rate environment has become more volatile, we have continued to place greater reliance on interest income sensitivity modeling and less on GAP reporting.

         Our management understands that the preparation of GAP reports can only provide a guide to the impact of the movement of interest rates. Modeling is the best means to predict the movement in interest rates. This is true because even with the achievement of a perfectly matched balance sheet (per a GAP report), we may be subject to interest rate risk due to: differences in the timing of repricing, basis risk, market risk, customer ability to prepay loans or withdraw funds and yield curve risk.

         Our management believes the simulation of net interest income in different interest rate environments provides a more meaningful measure of interest rate risk. Income simulation analysis captures not only the potential of all assets and liabilities to mature or reprice, but also the probability that they will do so. Income simulation also attends to the relative interest rate sensitivities of these items, and projects their behavior over an extended period of time. Finally, income simulation permits our management to assess the probable effects on the balance sheet not only of changes in interest rates, but also of proposed strategies for responding to them.

         Our income simulation model analyzes interest rate sensitivity by projecting net income over the next 24 months in a flat rate scenario versus net income in alternative interest rate scenarios. Our management continually reviews and refines its interest rate risk management process in response to the changing economic climate. Currently, our model projects a 200 basis point increase and a 100 basis point decrease during the next year, with rates remaining constant in the second year.

         At December 31, 2003, our income simulation model indicates net income would be higher by 3.1%, or $309,000, in the first year and lower by 0.1%, or $33,000, over a two-year time frame, if rates decreased 100 basis points as compared to lower by 0.5% and by 5.2%, respectively, at December 31, 2002. The model projects that net income would be lower by 3.4%, or $336,000, and lower by 3.0%, or $706,000, in the first year and over a two-year time frame, respectively, if rates increased 200 basis points, as compared to higher by 5.4% and 16.8%, respectively, at December 31, 2002. All of these forecasts are within an acceptable level of interest rate risk per the policies established by ALCO.

         As previously mentioned, management also monitors interest rate risk by utilizing a market value of equity model. At December 31, 2003, the market value of equity indicates an acceptable level of interest rate risk.

         Management believes the core deposit premiums produced by its market value of equity model at December 31, 2003 provide an accurate assessment of our interest rate risk.

Liquidity - December 31, 2003

         As previously mentioned, total core deposits increased by $170.8 million, or 25%, in 2003.

         Additionally, we also maintain secondary sources of liquidity consisting of federal funds lines of credit, repurchase agreements, and borrowing capacity at the Federal Home Loan Bank, which can be drawn upon if needed. As of December 31, 2003, our total potential liquidity through these secondary sources was $270 million of which $191 million was available at December 31, 2003. See " - Liquidity - June 30, 2004."

Aggregate Contractual Obligations

         The following table represents our on-and-off balance sheet aggregate contractual obligations to make future payments as of December 31, 2003:


                                                                    December 31, 2003
                                    ----------------------------------------------------------------------------------
                                      Less than
                                        1 Year       1 to 3 Years     3 to 5 Years      Over 5 Years        Total
                                    ------------- ---------------  ---------------  -----------------  ---------------
                                                                     (in thousands)
   Time Deposits..................  $   135,853    $    23,811     $    22,564        $         --      $   182,228
   Long-Term Debt.................           --             --              --              13,000           13,000
   Operating Leases...............        1,618          2,618           2,241              10,249           16,726
   Sponsorship Obligation (1).....          150            400             617               2,333            3,500
                                    ------------- ---------------  ---------------  -----------------  --------------

Total.............................  $   137,621    $    26,829     $    25,422        $     25,582      $   215,454
                                    ============= ===============  ===============  =================  ==============
____________________________

(1) In January 2004, the Bank signed a Stadium Naming Rights Agreement for the naming rights to a professional minor league baseball park in Harrisburg, Pennsylvania. The agreement calls for total payments of $3.5 million over a 15 year term.



Off-Balance Sheet Arrangements

         In the conduct of ordinary business operations we routinely enter into contracts for services. These contracts may require payment for services to be provided in the future and may also contain penalty clauses for the early termination of the contract. Management is not aware of any additional commitments or contingent liabilities, which may have a material adverse impact on our liquidity or capital resources.

         We are also party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. See Note 5 in the Notes to Consolidated Financial Statements for December 31, 2003 for additional information.

Impact of Inflation and Changing Prices

         Interest rates have a more significant impact on our performance than do the effects of general levels of inflation, since most of our assets and liabilities are monetary in nature. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the Consumer Price Index. The liquidity and maturity structure of our assets and liabilities are critical to the maintenance of acceptable performance levels.

Quantitative and Qualitative Disclosures About Market Risk -  December 31, 2003

         Our exposure to market risk principally includes interest rate risk, which is discussed above. Our net interest margin has remained fairly stable. Our net interest margin for the year ended December 31, 2003 was 4.20%, a difference of 9 basis points from 4.29% for the year ended December 31, 2002.

         Also, at December 31, 2003, we had 95% of our deposits in accounts which we consider core deposits. These accounts, which have a relatively low cost of deposits, have historically contributed significantly to the net interest margin.

                                    BUSINESS

Our Business


         Pennsylvania Commerce Bancorp, Inc. is the bank holding company of Commerce Bank/Harrisburg, N.A. We are headquartered in Camp Hill, Pennsylvania, a suburb of the Pennsylvania state capital Harrisburg and we conduct substantially all of our business through the Bank. For the six-month period ended June 30, 2004, we had net income of $4.1 million and diluted earnings per share of $1.62. As of June 30, 2004, we had total assets of $1.18 billion, total deposits of $978.3 million and total net loans (including loans held for sale) of $596.2 million. The Bank, a national bank and our principal operating subsidiary, opened for business in June 1985. Utilizing the Cherry Hill, New Jersey headquartered Commerce of New Jersey "America's Most Convenient Bank" strategy, the Bank employs a customer service focused strategy in providing a full range of retail and commercial banking services and products to consumers and small and mid-sized companies. Our approach to banking emphasizes a combination of long-term customer relationships, quick responses to customer needs, convenient locations and extended hours of operation. We do not offer trust, insurance or capital markets services. The Bank offers its lending and depository services from 23 full-service stores located throughout south central Pennsylvania primarily in the greater Harrisburg, York and Reading areas.

         Over the past five years we have experienced significant growth in earnings per share, net income, assets, loans and deposits, all of which have been achieved through organic growth. Along with steady growth, our financial performance has been characterized by strong asset quality as evidenced by our ratio of non-performing assets to total assets of 0.18%, 0.18%, 0.15%, 0.23%, 0.13% and 0.11% at December 31, 1999, 2000, 2001, 2002 and 2003 and at June 30,
2004, respectively. To date, we have not made any acquisitions and acquisitions are not a part of our growth plans or strategy.

Relationship with Commerce of New Jersey

         Commerce of New Jersey is a bank holding company headquartered in Cherry Hill, New Jersey with more than 275 stores throughout New Jersey, New York, southeastern Pennsylvania and Delaware. As of June 30, 2004, Commerce of New Jersey had total assets of $26.74 billion.


         Pursuant to our Network Agreement with Commerce of New Jersey we utilize their unique retail business model. Under this agreement we have the right to use the "Commerce Bank" name and the "America's Most Convenient Bank" logo, among others, within the Pennsylvania counties of Adams, Berks, Bradford, Carbon, Centre, Clinton, Columbia, Cumberland, Dauphin, Franklin, Fulton, Huntingdon, Juniata, Lackawanna, Lancaster, Lebanon, Luzerne, Lycoming, Mifflin, Monroe, Montour, Northumberland, Perry, Pike, Potter, Schuylkill, Snyder, Sullivan, Susquehanna, Tioga, Union, Wayne, Wyoming, and York. Our affiliation with Commerce of New Jersey provides us with marketing support, brand recognition and access to a large breadth of services. Under the Network Agreement, Commerce of New Jersey, through its subsidiary, Commerce Bank, N.A., a national bank located in Cherry Hill, New Jersey, provides various services to the Bank including maintaining the computer wide area network; proof and encoding services; deposit account statement rendering; data processing; and advertising support. We are dependent on Commerce of New Jersey to provide these services to us. These services are provided for a monthly fee. The cost of all services received are fixed annual amounts with the exception of the advertising support fee which is calculated each month based upon the total asset size of the Bank. The Bank paid approximately $1.4 million for services provided by Commerce of New Jersey during 2003. Insurance premiums and commissions, which are paid to a subsidiary of Commerce of New Jersey, are included in the total amount paid. See Note 19 of the Notes to Consolidated Financial Statements for December 31, 2003 which appears elsewhere herein.

         The term of the Network Agreement is five years, with automatic renewal and extension for additional five year periods, subject to each party's ability to terminate on any "fifth anniversary date" (the next "fifth anniversary date" is January 1, 2010) with 360 days prior written notice. Additionally, Commerce of New Jersey may terminate the agreement upon 360 days prior written notice after the occurrence of any of the following events:

         o If we misuse the Commerce of New Jersey system, or otherwise materially impair the goodwill associated with the Commerce of New Jersey system and do not cure this misuse within 30 days of notice from Commerce of New Jersey;

         o If we fail to remit to Commerce of New Jersey any payments when due and do not cure within 30 days of notice from Commerce of New Jersey;

         o If we fail to submit to Commerce of New Jersey certain information required under the Network Agreement and do not cure within 30 days of notice from Commerce of New Jersey;

         o If a change in control (as defined in the Network Agreement) of Pennsylvania Commerce or Commerce of New Jersey occurs;

         o If we otherwise violate the terms of the Network Agreement and do not cure the violation within 30 days of notice from Commerce of New Jersey; and

         o If our authority to engage in banking is suspended or terminated.

In addition, we may terminate the agreement upon 360 days prior written notice if a change of control of Commerce of New Jersey occurs. If the Network Agreement is terminated, there can be no assurance that our operations would not be disrupted or that we could obtain or provide the services that Commerce of New Jersey provides to us.

         On June 15, 2000, we issued $5.0 million of 11.00% Trust Capital Securities to Commerce of New Jersey through Commerce Harrisburg Capital Trust I, one of our Delaware business trust subsidiaries. Proceeds of this offering were invested in the Bank. All $5.0 million of the Trust Capital Securities issued by Commerce Harrisburg Capital Trust I qualify as Tier 1 capital for regulatory capital purposes. On September 28, 2001, we issued $8.0 million of 10.00% Trust Capital Securities to Commerce of New Jersey through Commerce Harrisburg Capital Trust II, a Delaware business trust subsidiary. Proceeds of this offering were invested in the Bank. All $8.0 million of the Trust Capital Securities issued by Commerce Harrisburg Capital Trust II qualify as Tier 1 capital for regulatory capital purposes. See Note 10 of the Notes to Consolidated Financial Statements for December 31, 2003 which appears elsewhere herein.


         As of June 30, 2004, Commerce of New Jersey owned 7.90% of our common stock, 100% of our Series A preferred stock and warrants that entitle Commerce of New Jersey to purchase 143,666 shares (adjusted for common stock dividends) of our common stock in the event of a "change in control" (as defined in the Warrant Agreement), at an exercise price of $6.95 per share (adjusted for common stock dividends). See "Description of Our Capital Stock" for a description of our Series A preferred stock and warrants.


         On September 29, 2004, we issued and sold 100,000 shares of our common stock to Commerce of New Jersey in a private placement transaction at a purchase price of $45.666 per share. The purchase price per share was equal to the average of the closing sale prices of our common stock on the Nasdaq

Small Cap Market for the five trading day (i.e. dates on which trades occurred) period ending on September 28, 2004. In connection with the private placement transaction, we entered into a registration rights agreement with Commerce of New Jersey whereby we granted Commerce of New Jersey "demand" and "piggy-back" registration rights with respect to the shares purchased. Commerce of New Jersey may exercise its "demand" right at any time from and after March 29, 2005 by providing us with a written request that we file a registration statement covering the shares purchased. Commerce of New Jersey may only exercise this "demand" right once and this right is subject to certain exceptions. In connection with Commerce of New Jersey's "piggy-back" rights, we must notify Commerce of New Jersey in writing at least 15 days prior to the filing of any registration statement for purposes of a public offering of any of our securities (including, but not limited to, registration statements relating to secondary offerings of our securities, but excluding our registration statements for this offering and any amendments thereto and registration statements relating to employee benefit plans or with respect to corporate reorganizations or other transactions under Rule 145 of the Securities Act) and we must afford Commerce of New Jersey an opportunity to include in such registration statement all or part of the shares purchased. Commerce of New Jersey's registration rights under the registration rights agreement expire if all shares purchased by Commerce of New Jersey may be immediately sold under Rule 144 promulgated pursuant to the Securities Act. As of June 30, 2004, as adjusted to include the shares issued in the private placement transaction, Commerce of New Jersey owned approximately 11.70% of our common stock. In addition, Commerce of New Jersey has indicated that they presently intend to purchase up to an additional 100,000 shares of our common stock in this offering.

         Additionally, the Bank occasionally participates in loans with Commerce Bank, N.A. At June 30, 2004, approximately $2.6 million of these participations were outstanding.

         A federal funds line of credit was established with Commerce Bank, N.A. in the amount of $10.0 million at a rate of interest based upon the overnight federal funds rate, which could be drawn upon if needed. The balance at June 30, 2004 on this line was $8.5 million.

         Any material adverse change to the business, results of operations and financial condition of Commerce of New Jersey could have a material adverse effect on our business, results of operation and financial condition. See "Risk Factors - We are dependent on Commerce of New Jersey."

Our Market

         We currently operate 23 full-service stores throughout the Pennsylvania counties of Berks, Cumberland, Dauphin, Lebanon and York, which encompass the metropolitan statistical areas of Harrisburg (the capital of Pennsylvania), Reading and York. We view our market to be attractive due to its diversified industry base, well educated population and historically stable economy, which is home to the state government and large employment centers of major corporations, such as Hershey Foods Corporation, HARSCO Corporation and Harley-Davidson, Inc. and a growing influence from other regional metropolitan centers such as Baltimore and Philadelphia. Based on the most recent Bureau of Labor and Statistics reports the weighted average unemployment rate for the five counties we serve was 4.94% as of March 31, 2004. Additionally, the median household incomes for the metropolitan statistical areas of Harrisburg, Reading and York were estimated to be $47,877, $48,434 and $48,956, respectively, for 2004 based on data compiled by Claritas, which compares favorably to the national average of $46,475. The total population of our combined market areas has reached an estimated 1.3 million based on 2004 projections.

         At June 30, 2003, the most recently available data reported by the FDIC, our market, measured in terms of metropolitan statistical areas, totaled $18.34 billion in bank and thrift deposits. At this date, our deposit market share totaled $742.9 million, or 4.05% of this market. We believe that our relatively low market share provides us with significant opportunities to capture additional deposit market share and capitalize on lending opportunities brought upon by consolidation and the changing economic demographics of our market.

Our Strategy

            By capitalizing on Commerce of New Jersey's unique retail model in a community banking platform, we have grown since 1985 from a single-office bank in Camp Hill, Pennsylvania into a bank with 23 full-service stores in south central Pennsylvania. We intend to continue to increase our assets and grow our branch network by opening new stores and focusing on same-store deposit growth. Our growth and development strategy includes a number of key elements:

         o Continue our growth through branch network expansion. We expect that we will continue our pattern of expanding our footprint by branching into contiguous areas of our existing market, and by filling gaps between existing store locations. Over the past five years we have opened 12 stores. Subject to regulatory approvals, we are targeting to open approximately two to six new stores in each of the next five years. The cost to construct and furnish a new store will be approximately $1.7 million, excluding the cost to lease or purchase the land on which the store is located. We believe that the demographics of the south central Pennsylvania market should provide significant opportunities for us to continue to grow loan and deposit relationships. To accommodate our growth and perpetuate our culture we plan to construct a new headquarters, operations and training center in Harrisburg, which we expect to open in 2005. In September 2004, we completed the purchase of the land on which our headquarters will be located. The purchase price for such land was approximately $2.0 million. The anticipated cost to construct and furnish our new headquarters, operations and training center in Harrisburg will be between $15.0 and $18.0 million. Based upon our anticipated growth, we do not anticipate needing to borrow funds or raise additional capital to fund our branch expansion and new headquarters for at least the next four years.



         o Maximize the customer relationship by utilizing Commerce of New Jersey's unique retail model. We believe that gaining and retaining customers starts with convenient and unmatched face-to-face services. Our retail approach to banking emphasizes a combination of long-term customer relationships, quick responses to customer needs, active marketing, convenient locations and extended hours of operation. Each of our stores is uniform in design and appearance, making customers feel at home at any one they visit. We strive to deliver a memorable customer experience so that customers are inclined to talk about the service they receive with neighbors, family and friends resulting in our gaining new customers. In addition, we believe that we can capitalize on the continued consolidation of other banks in our market area into regional and national financial institutions, in order to gain customers seeking personalized service. As a local banking organization, we believe we can compete effectively by providing a high level of personalized service in a retail-oriented branch system.

         o Continue Growth through Expansion of Lending. Our loans have grown significantly over the past five years. For the five-year period ended December 31, 2003, we have enjoyed annual compound growth in loans of 24%. We believe that our continued growth as well as industry consolidation has provided us and will continue to provide us with additional lending opportunities. In addition, it is our belief that the industry consolidation has also provided us and will continue to provide us with the opportunity to hire senior lenders with experience in and knowledge of our markets that have been displaced or have grown dissatisfied as a result of the industry consolidation.

Additional Information

         On July 13, 1984, the Bank filed an application to establish a state-chartered banking institution with the Pennsylvania Department of Banking. On September 7, 1984, the Bank was granted preliminary approval of its application, and on September 11, 1984, was incorporated as a Pennsylvania state-chartered banking institution under the laws of the Commonwealth of Pennsylvania. The Bank opened for business on June 1, 1985. On October 7, 1994, the Bank was converted from a Pennsylvania state-chartered banking institution to a national banking association under the laws of the United States of America and changed its name to "Commerce Bank/Harrisburg, National Association."

         We are a Pennsylvania business corporation and are registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. We were incorporated on April 23, 1999 and became an active bank holding company on July 1, 1999 through the acquisition of 100% of the outstanding shares of the Bank.

         Our principal executive offices are located at 100 Senate Avenue, Camp Hill, Pennsylvania 17011, and our telephone number is (717) 975-5630.

Retail and Commercial Banking Activities

         The Bank provides a broad range of retail banking services and products including personal and business checking accounts, savings and money market accounts, certificates of deposit, individual retirement accounts, club accounts, debit card services and safe deposit facilities. The Bank's services also include a full range of lending activities including commercial construction and real estate loans, land development and business loans, business lines of credit, consumer loan programs (including installment loans for home improvement and the purchase of consumer goods and automobiles), home equity revolving lines of credit, overdraft checking protection, student loans and automated teller facilities. The Bank also offers construction loans and permanent mortgages for homes. The Bank is an approved lender for the Small Business Administration Loan Program.

         The Bank directs its commercial lending principally toward businesses that require funds within the Bank's legal lending limit, as determined from time to time, and that otherwise do business and/or are depositors with the Bank. The Bank also takes part in loan participation arrangements in order to grant loans for amounts that are in excess of its lending limit or to limit the concentration of lending to any individual. In consumer lending, the Bank offers various types of loans, including revolving credit lines, automobile loans, and home improvement loans.

         We are not dependent on any one or more major customers.

Competitive Business Conditions/Competitive Position

         Our current primary service area, the south central Pennsylvania area, including portions of Cumberland, Dauphin, York, Berks, and Lebanon Counties, is characterized by intense competition for banking business. The Bank competes with local commercial banks as well as numerous regionally based commercial banks, most of which have assets, capital, and lending limits larger than that of the Bank. The Bank competes with respect to its lending activities as well as in attracting demand, savings, and time deposits with other commercial banks, savings banks, insurance companies, regulated small loan companies, credit unions, and with issuers of commercial paper and other securities such as shares in money market funds.

         Other institutions may have the ability to finance wide-ranging advertising campaigns, and to allocate investment assets to regions of highest yield and demand. Many institutions offer services such as trust services and international banking which the Bank does not directly offer (but which the Bank may offer indirectly through other institutions). Many institutions, by virtue of their greater total capital, have substantially higher lending limits than the Bank.

         In commercial transactions, the Bank's legal lending limit to a single borrower (approximately $11.1 million as of June 30, 2004) enables it to compete effectively for the business of smaller companies. However, this legal lending limit is considerably lower than that of various competing institutions and thus may act as a constraint on the Bank's effectiveness in competing for financing in excess of these limits.

         In consumer transactions, the Bank believes it is able to compete on a substantially equal basis with larger financial institutions because it offers longer hours of operation, personalized service and competitive interest rates on savings and time accounts with low minimum deposit requirements.

         In order to compete with other financial institutions both within and beyond its primary service area, the Bank uses, to the fullest extent possible, the flexibility which independent status permits. This includes an emphasis on specialized services for the small businessperson and professional contacts by the Bank's officers, directors and employees, and the greatest possible efforts to understand fully the financial situation of relatively small borrowers. The size of such borrowers, in management's opinion, often inhibits close attention to their needs by larger institutions. The Bank may seek to arrange for loans in excess of its lending limit on a participation basis with other financial institutions. As of June 30, 2004, all participations totaled approximately $12.1 million. Participations are used to more fully service customers whose loan demands exceed the Bank's legal lending limit.

         The Bank endeavors to be competitive with all competing financial institutions in its primary service area with respect to interest rates paid on time and savings deposits, its overdraft charges on deposit accounts, and interest rates charged on loans.

Properties

         We own 10 properties and lease 18 other properties. The owned properties are not subject to any liens, encumbrances, or collateral assignments. Our principal office as of June 30, 2004, is leased and located at 100 Senate Avenue, Camp Hill, Pennsylvania 17011. As of June 30, 2004, the Bank had 23 stores located in the following Pennsylvania counties: Cumberland (8), Berks (2), Dauphin (7), Lebanon (1), and York (5). We plan to construct a new headquarters, operations and training center in Swatara Township, Dauphin County, Pennsylvania, which we expect to open in 2005.

Legal Proceedings

         We are not a party to any material pending legal proceeding, other than ordinary routine litigation incidental to our business.

Employees

         As of June 30, 2004, we had 629 employees, of which 482 were full-time employees. We believe that our relationship with our employees is good.

                           Supervision and Regulation

         The following discussion sets forth certain material elements of the regulatory framework applicable to bank holding companies and their subsidiaries and provides certain specific information relevant to Pennsylvania Commerce. The regulatory framework is intended primarily for the protection of depositors, other customers of banks and bank holding companies and the federal deposit insurance funds maintained by the FDIC, and not for the protection of security holders of banks and bank holding companies. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. A change in applicable statutes, regulations or regulatory policy may have a material adverse effect on our business.

         The rules governing the regulation of financial services institutions and their holding companies are very detailed and technical. Accordingly, the discussion set forth below is general in nature and does not purport to be complete or to describe all of the laws and regulations that apply to us.

         Pennsylvania Commerce Bancorp, Inc.

         We are registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, referred to as the "Holding Company Act," and are therefore subject to supervision and regulation by the FRB.

         Under the Holding Company Act, we are required to secure the prior approval of the FRB before we can merge or consolidate with any other bank holding company or acquire all or substantially all of the assets of any bank, or acquire direct or indirect ownership or control of any voting shares of any bank that is not already majority owned by us, if after such acquisition we would directly or indirectly own or control more than 5% of the voting shares of the bank. Satisfactory financial condition, particularly with regard to capital adequacy, and satisfactory ratings under the Community Reinvestment Act, as amended, referred to as "CRA," are general prerequisites to obtaining federal regulatory approval to make acquisitions.

         We are generally prohibited under the Holding Company Act from engaging in, or acquiring direct or indirect ownership or control or more than 5% of the voting shares of any company engaged in non-banking activities unless the FRB, by order or regulation, has found such activities to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making such a determination, the FRB considers whether the performance of these activities by a bank holding company can reasonably be expected to produce benefits to the public which outweigh the possible adverse effects. In addition, the FRB has indicated that it will consider a bank holding company's capital ratios and other indications of its capital strength in evaluating any proposal to expand its banking or non-banking activities.

         We are subject to FRB capital adequacy guidelines. The guidelines apply on a consolidated basis and require bank holding companies having the highest regulatory ratings for safety and soundness to maintain a minimum leverage ratio (Tier 1 capital to total assets) of at least 3%. For all other bank holding companies, the minimum leverage ratio requirement will be 4% to 5% of total assets. The capital adequacy guidelines also require bank holding companies to maintain a minimum ratio of Tier 1 capital to risk-weighted assets of 4% and a minimum ratio of total capital to risk-weighted assets of 8%. As of June 30, 2004, our leverage ratio was 5.80%, our ratio of Tier 1 capital to risk-weighted assets was 8.72%, and our ratio of total capital to risk-weighted assets was 9.63%. The FRB may set higher minimum capital requirements for bank holding companies whose circumstances warrant it, such as companies anticipating significant growth or facing unusual risks. The FRB has not advised us of any special capital requirement applicable to us. As of June 30, 2004, our consolidated capital met the definition of an "adequately capitalized" institution under prompt corrective action regulations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Stockholders' Equity and Capital Adequacy."

         Any bank holding company whose capital does not meet the minimum capital adequacy guidelines is considered to be undercapitalized and is required to submit an acceptable plan to the FRB for achieving capital adequacy. Such a company's ability to pay dividends to its shareholders could be restricted.

         In addition, under the Holding Company Act, we are required to file periodic reports of our operations with, and are subject to examination by, the FRB.

         We are under the jurisdiction of the SEC and various state securities commissions for matters relating to the offering and sale of our securities and are subject to the SEC's rules and regulations relating to periodic reporting, reporting to shareholders, proxy solicitation and insider trading.

         There are various legal restrictions on the extent to which we and our non-bank subsidiaries can, among other things, borrow or otherwise obtain credit from our bank subsidiary. In general, these restrictions are intended to protect insured depository institutions from suffering losses arising from such transactions by requiring that any such extensions of credit be secured by designated amounts of specified collateral, by limiting the amount of covered transactions as a percentage of the lending bank's capital stock and surplus and by requiring such transactions to be on terms that are consistent with safe and sound banking practices. These restrictions require that any such extensions of credit are limited as to us and any one of our non-bank subsidiaries to 10% of the Bank's capital stock and surplus and as to us and all such non-bank subsidiaries in the aggregate, to 20% of the Bank's capital stock and surplus. Further, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

         Under FRB policy, we are expected to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances where the Bank might not be in a financial position to support itself. In addition, the Financial Institutions Reform, Recovery and Enforcement Act, referred to as "FIRREA," contains a "cross-guarantee" provision that could result in any insured depository institution owned by us being assessed for losses incurred by the FDIC in connection with assistance provided to, or the failure of, any other depository institution owned by us. Consistent with the "source of strength" policy for subsidiary banks, the FRB has stated that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of cash dividends unless its net income available to common shareholders has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears to be consistent with the corporation's capital needs, asset quality and overall financial condition.

         Commerce Bank/Harrisburg, N.A.

         As a national banking association, the Bank is subject to regulation, supervision and regular examination by the Office of the Comptroller of the Currency, referred to as the "OCC," and is required to furnish quarterly reports to the OCC.

         The Bank is subject to leverage and risk-based capital requirements and minimum capital guidelines of the OCC that are similar to those applicable to Pennsylvania Commerce. As of June 30, 2004, the Bank was in compliance with all minimum capital requirements. The Bank's leverage ratio was 5.79%, its ratio of Tier 1 capital to risk-weighted assets was 8.71%, and its ratio of total capital to risk-weighted assets was 9.62%.

         Any bank that is undercapitalized, significantly undercapitalized or critically undercapitalized is subject to certain mandatory prompt corrective actions by its primary federal regulatory agency, as well as other discretionary actions, to resolve its capital deficiencies. The severity of the actions required to be taken increases as the bank's capital position deteriorates. A bank holding company must guarantee that a subsidiary bank will meet its capital restoration plan, up to an amount equal to 5% of the subsidiary bank's assets or the amount required to meet regulatory capital requirements, whichever is less. Any capital loans made by a bank holding company to a subsidiary bank are subordinate to the claims of depositors in the bank and to certain other indebtedness of the subsidiary bank. In the event of the bankruptcy of a bank holding company, any commitment by the bank holding company to a federal banking regulatory agency to maintain the capital of a subsidiary bank would be assumed by the bankruptcy trustee and would be entitled to priority of payment.

         The Bank is also a member of the FDIC and of the FRB and, therefore, is subject to additional regulation by these agencies. Some of the aspects of the lending and deposit business of the Bank which are regulated by these agencies include personal lending, mortgage lending and reserve requirements. The operation of the Bank is also subject to numerous federal, state and local laws and regulations which set forth specific restrictions and procedural requirements with respect to interest rates on loans, the extension of credit, credit practices, the disclosure of credit terms and discrimination in credit transactions.

         Under the CRA, a bank has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the applicable regulatory agency to assess an institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. The CRA requires public disclosure of an institution's CRA rating and requires that the applicable regulatory agency provide a written evaluation of an institution's CRA performance utilizing a four-tiered descriptive rating system. An institution's CRA rating is considered in determining whether to approve applications for charters, stores and other deposit facilities, relocations, mergers, consolidations and acquisitions. Performance less than satisfactory may be the basis for denying an application. In addition, a bank with a less than satisfactory CRA rating is not entitled to participate on the bid list for FDIC offerings. For its most recent examinations, the Bank received a "satisfactory" rating of its CRA performance.


         The Bank also is subject to substantial regulatory restrictions on its ability to pay dividends to Pennsylvania Commerce. Under OCC regulations, the Bank may not pay a dividend, without prior OCC approval, if the total amount of all dividends declared during the calendar year, including the proposed dividend, exceed the sum of its retained net income to date during the calendar year and its retained net income over the preceding two years. As of June 30, 2004, approximately $16.3 million was available for the payment of dividends without prior OCC approval. The Bank's ability to pay dividends also is subject to the Bank being in compliance with regulatory capital requirements. The Bank is currently in compliance with these requirements.

         The OCC has authority under the Financial Institutions Supervisory Act to prohibit national banks from engaging in any activity which, in the OCC's opinion, constitutes an unsafe or unsound practice in conducting their businesses.

         All of the deposits of the Bank are insured up to applicable limits by the FDIC and are subject to deposit insurance assessments. Under the risk-basked assessment system, an institution is assigned to one of three capital groups and to one of three supervisory subgroups for purposes of determining an assessment rate. The capital group is determined by the institution's regulatory capital position. The supervisory subgroup assignments are based on a determination by the FDIC's Director of Division of Supervision. Institutions may request a review of the assessment risk classification. Under this formula, well-capitalized institutions classified as Subgroup "A" (financially sound institutions with only a few minor weaknesses) will pay the most favorable assessment rate while undercapitalized institutions classified as Subgroup "C" (institutions which pose a substantial probability of loss to the Bank Insurance Fund (BIF) unless corrective action is taken) will pay the least favorable assessment rate.

         Gramm-Leach-Bliley Act


         On November 12, 1999, the Gramm-Leach-Bliley Act, referred to as the "Act," became law, repealing the 1933 Glass-Steagall Act's separation of the commercial and investment banking industries. The Act expanded the range of non-banking activities a bank holding company may engage in, while preserving existing authority for bank holding companies to engage in activities that are closely related to banking. The Act created a category of holding company called a "financial holding company," as a subset of bank holding companies that satisfy the following criteria: (1) all of the depository institution subsidiaries must be well capitalized and well managed; and (2) the holding company must have made an effective election with the FRB that it elects to be a financial holding company to engage in activities that would not have been permissible before the Act. In order for the election to be effective, all of the depository institution subsidiaries must have a CRA rating of "satisfactory" or better as of its most recent examination. Financial holding companies may engage in any activity that (i) is financial in nature or incidental to such financial activity or (ii) is complementary to a financial activity and does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally. We have not elected to be a financial holding company. The Act specifies certain activities that are financial in nature. These activities include acting as principal, agent or broker for insurance; underwriting, dealing in or making a market in securities; and providing financial and investment advice. The FRB and the Secretary of the Treasury have authority to decide whether other activities are also financial in nature or incidental to financial activity, taking into account changes in technology, changes in the banking marketplace, competition for banking services and so on.

         The financial activities authorized by the Act may also be engaged in by a "financial subsidiary" of a national or state bank, except for annuity underwriting, insurance company portfolio investments, real estate investment and development, and merchant banking, which must be conducted in a financial holding company. In order for a financial subsidiary to engage in these new financial activities each of the parent bank (and its sister-bank affiliates) must be well capitalized and well managed; the aggregate consolidated assets of all the parent bank's financial subsidiaries may not exceed the lesser of 45% of its consolidated total assets or $50.0 billion; the bank must have at least a satisfactory CRA rating; and, if the parent bank is one of the 100 largest national banks, it must meet certain financial rating or other comparable requirements.

         The Act establishes a system of functional regulation, under which the federal banking agencies will regulate the banking activities of financial holding companies and banks' financial subsidiaries, the SEC will regulate their securities activities and state insurance regulators will regulate their insurance activities.

         Under the Act, all financial institutions, including Pennsylvania Commerce and the Bank, are required to adopt privacy policies, restrict the sharing of nonpublic customer data with nonaffiliated parties at the customer's request, and establish procedures and practices to protect customer data from unauthorized access. We have developed such policies and procedures for us and the Bank, and believe we are in compliance with all privacy provisions of the Act.

         Under Title III of the USA PATRIOT Act, also known as the International Money Laundering Abatement and Anti-Terrorism Financing Act of 2001, all financial institutions, including Pennsylvania Commerce and the Bank, are required to take certain measures to identify their customers, prevent money laundering, monitor certain customer transactions and report suspicious activity to U.S. law enforcement agencies, and scrutinize or prohibit altogether certain transactions of special concern. Financial institutions also are required to respond to requests for information from federal banking regulatory agencies and law enforcement agencies concerning their customers and their transactions. Information-sharing among financial institutions concerning terrorist or money laundering activities is encouraged by an exemption provided from the privacy provisions of the Act and other laws. The effectiveness of a financial institution in combating money laundering activities is a factor to be considered in any application submitted by the financial institution under the Bank Merger Act, which applies to the Bank, or the Holding Company Act, which applies to Pennsylvania Commerce.

         National Monetary Policy

         In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of regulatory authorities, including the OCC, the FRB and the FDIC. An important function of the FRB is to regulate the money supply and credit conditions. Among the instruments used to implement these objectives are having open market operations in U.S. Government securities, setting the discount rate, and changing reserve requirements for bank deposits. These instruments are used in varying combinations to influence overall growth and the distribution of credit, bank loans, investments and deposits, and their use may also affect interest rates charged on loans or paid on deposits.

         The monetary policies and regulations of the FRB have had significant effects on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of these policies upon our future business, earnings and growth cannot be predicted.

                                   MANAGEMENT

         Set forth below is information regarding our directors and executive officers. Except as otherwise stated, the principal occupation indicated has been the person's principal occupation for at least the last five years. Each of the directors also serves as a director of the Bank.


               Name and Age(1)                                 Position                     Director or Officer Since
--------------------------------------------  --------------------------------------------  --------------------------------
Directors

Gary L. Nalbandian, 61                        Director, Chairman, President and CEO                    1985 (2)
James R. Adair, 56                            Director                                                 2001
John J. Cardello, 43                          Director                                                 2004
Douglas S. Gelder, 55                         Director                                                 1988 (2)
Alan R. Hassman, 64                           Director                                                 1985 (2)
Howell C. Mette, 76                           Director                                                 1985 (2)
Michael A. Serluco, 63                        Director                                                 1985 (2)
Samir J. Srouji, M.D., 67                     Director                                                 1985 (2)

Executive Officers Who are not Directors

Rory G. Ritrievi, 40                          Executive Vice President and Chief Lending               1999
                                              Officer
David B. Skerpon, 43                          Executive Vice President and Chief Retail                2000
                                              Officer
Mark A. Zody, 41                              Chief Financial Officer and Treasurer                    1988 (2)

-------------------------------------------
(1)      As of June 30, 2004.
(2)      Pennsylvania Commerce became the holding company for the Bank on July
         1, 1999. The date of commencement of service shown includes service prior thereto as a director or officer of the Bank.

         Gary L. Nalbandian. Mr. Nalbandian, a director of the Bank since 1985 and of Pennsylvania Commerce since 1999, has been Chairman of the Bank since 1985 and Pennsylvania Commerce since 1999. Mr. Nalbandian has been President/CEO of the Bank and Pennsylvania Commerce since February 15, 2002. Mr. Nalbandian has also been the co-owner of NAI/Commercial-Industrial Realty Co. (NAI/CIR), Camp Hill, PA since 1969.

         James R. Adair. Mr. Adair, a director of the Bank and of Pennsylvania Commerce since 2001, has also been the owner of Adair Construction Services since 2003. Mr. Adair was also the President and CEO of Alexander Constructors, Inc. from 1997 to 2003.

         John J. Cardello. Mr. Cardello, a director of the Bank and of Pennsylvania Commerce since 2004, is a partner at Seligman, Friedman and Company, P.C. in York, PA, which engages in the accounting and consulting business.

         Douglas S. Gelder. Mr. Gelder, a director of the Bank since 1988 and of Pennsylvania Commerce since 1999, is the President and owner of Shaffer and Gelder Development Corporation (a land development company) in Hershey, PA. Mr. Gelder is also the President and owner of DSG Development (a land development company) in Hershey, PA.

         Alan R. Hassman. Mr. Hassman, a director of the Bank since 1985 and of Pennsylvania Commerce since 1999, is the owner and operator of ARH, Inc. in Harrisburg, PA, which engages in the restaurant business.

         Howell C. Mette. Mr. Mette, a director of the Bank since 1985 and of Pennsylvania Commerce since 1999, is a shareholder in the law firm, Mette, Evans & Woodside in Harrisburg, PA.

         Michael A. Serluco. Mr. Serluco, a director of the Bank since 1985 and of Pennsylvania Commerce since 1999, is the owner of Consolidated Properties in Wormleysburg, PA, which engages in the business of real estate investment.

         Samir J. Srouji. Dr. Srouji, a director of the Bank since 1985 and of Pennsylvania Commerce since 1999 is a physician-surgeon at Plastic Surgery, P.C. in Camp Hill, PA.

         Rory G. Ritrievi. Mr. Ritrievi, Executive Vice President and Chief Lending Officer of Pennsylvania Commerce and the Bank since 1999, served as Executive Vice President/Regional Director of Commercial Lending of Keystone Financial, Inc. prior to joining Pennsylvania Commerce in 1999.

         David B. Skerpon. Mr. Skerpon, Executive Vice President/Chief Retail Officer of Pennsylvania Commerce and the Bank since March 4, 2002, served as Senior Vice President of Pennsylvania Commerce and the Bank from September 2000 to August 2001. Prior to joining Pennsylvania Commerce in September 2000, Mr. Skerpon served as President of the Commonwealth Region of Mellon Bank.

         Mark A. Zody. Mr. Zody has been the Chief Financial Officer and Treasurer of Pennsylvania Commerce and the Bank since 1988.

Board Composition and Compensation

         Our bylaws provide that the board will consist of not less than five nor more than 25 directors; the board of directors may, from time to time, fix the number of directors; and directors will be elected for a one-year term. Our board is comprised of eight directors.

         Each of our directors, including Mr. Nalbandian, receives an annual fee of $2,000 plus a fee of $1,300 for each regular monthly meeting of the board of directors attended. Each director who is an active member of the Audit Committee and Executive Committee receives $300 for each committee meeting attended. Each director who is an active member of Nominating and Corporate Governance Committee, Real Estate Committee or Compensation Committee receives $200 for each committee meeting attended. In addition, the Chairman of the Audit Committee and the Chairman of the Executive Committee each receive an additional fee of $3,000 per quarter and the Chairman of the Nominating and Corporate Governance Committee receives an additional fee of $1,500 per quarter. Also, the Chairman of the Compensation Committee receives an additional fee of $500 for each meeting of this committee attended and the Chairman of the Real Estate Committee receives an additional fee of $300 for each meeting attended.

         2001 Stock Option Plan for Non-Employee Directors. In 2000, our shareholders adopted the 2001 Director's Stock Option Plan for Non-Employee Directors. A total of 121,550 shares (as adjusted for stock dividends) are subject to the plan. The option price is the fair market value of the shares at the time we grant the option. Options are not transferable other than by will or laws of descent and distribution. A director can exercise the option only while a director of Pennsylvania Commerce or that period of time after he/she otherwise ceases to serve as a director as determined by the board of directors.

If a director dies within the option period, the director's estate may exercise the option within three months of his or her death.

         A director cannot exercise an option before the earlier of (i) one year from the date we grant the option, or (ii) a "change in control" of Pennsylvania Commerce (as defined in the plan) occurs. Options expire ten years after the date of grant.

         The number of shares subject to options and the option price will be appropriately adjusted if the number of issued shares is decreased or increased by changes in par value, a combination, stock dividend and the like.

         For the year ended December 31, 2003, each non-employee director was granted options to purchase 1,795 shares (as adjusted for stock dividends) of our common stock. These options are currently exercisable.

Committees of the Board of Directors

         Our board of directors has established five (5) committees:

         o        the Audit Committee
         o        the Compensation Committee
         o        the Real Estate Committee;
         o        the Executive Committee; and
         o        the Nominating and Corporate Governance Committee.

         Information with respect to the Audit, Compensation and Nominating and Corporate Governance Committees is listed below.

         Audit Committee. The general functions performed by the Audit Committee include supervising and recommending to the board changes in audit procedures, the hiring of independent certified public accountants, reviewing the complete audit of the financial statements of Pennsylvania Commerce and our subsidiaries, reviewing and making recommendations to the board regarding the internal auditor's report and the certified public accountants' audit report, reviewing examination reports by state and federal banking regulators, and the monitoring of risks, which includes reviewing the adequacy of internal controls and assessing the extent to which audit recommendations have been implemented. The members of the Audit Committee are John J. Cardello (Chairman), Douglas S. Gelder, Alan R. Hassman and Dr. Samir J. Srouji.

         Nominating and Corporate Governance Committee. The functions of the Nominating and Corporate Governance Committee are to identify individuals qualified to become directors and recommend that the board of directors select the candidates for directorship to be filled by the board of directors or by the shareholders; develop and recommend to the board a set of corporate governance principles applicable to Pennsylvania Commerce and otherwise take a leadership role in shaping our corporate governance. The members of the Nominating and Corporate Governance Committee are James R. Adair (Chairman), Douglas S. Gelder and Dr. Samir J. Srouji.

         Compensation Committee. The functions of the Compensation Committee are to evaluate our compensation policies and plans, review and evaluate the individual performance of executive officers, establish the compensation of the President/CEO, recommend to the board the compensation of our other executive officers and review recommendations on the compensation of the remaining officers of the

Bank. The members of the Compensation Committee are Alan R. Hassman (Chairman), James R. Adair, Douglas S. Gelder, and Michael A. Serluco.

Executive Compensation

         The following table is a summary of certain information concerning the compensation during the last three fiscal years earned by our Chief Executive Officer and each of our other most highly compensated executive officers who earned more than $100,000 in salary and bonus during our last fiscal year, referred to as "Named Executive Officers."

         Summary Compensation Table


                                                                                       Long Term
                                                  Annual Compensation                 Compensation
                                      ---------------------------------------------  --------------
                                                                                       Securities
                                                                       Other Annual    Underlying      All Other
   Name and Principal Position        Year       Salary      Bonus     Compensation    Options(1)   Compensation(2)
------------------------------------- ------- -----------  ---------  -------------  -------------  ---------------

Gary L. Nalbandian, Chairman,         2003    $   215,000  $  40,000           --           15,750  $      19,400
  President and CEO of                2002        150,000     40,000           --               --         17,584
  Pennsylvania Commerce and           2001        120,000     25,000           --           17,363         16,088
  the Bank (3)

Rory G. Ritrievi,                     2003    $   175,000  $  15,000  $    11,440 (4)        5,250  $       2,294
  Executive Vice President            2002        167,000     15,000       11,440               --          2,053
  and Chief Lending Officer of        2001        152,000     15,000       11,440            5,787          2,014
  Pennsylvania Commerce and the
  Bank  (4)

David B. Skerpon,                     2003    $   168,000  $  10,000           --            6,825  $       2,146
  Executive Vice President and        2002        160,000      9,000           --               --             --
  Chief Retail Officer of             2001        100,000         --           --               --             --
  Pennsylvania Commerce and
  the Bank  (5)

Mark A. Zody,                         2003    $   132,500  $  10,000           --            4,200  $       6,086
  Chief Financial Officer and         2002        118,000     10,000           --               --          5,674
  Treasurer of Pennsylvania           2001        103,000      8,500           --            4,050          5,527
  Commerce and the Bank

____________________________

(1) Adjusted to reflect the 5% common stock dividend paid on February 24, 2004. In 2002, we changed our policy for granting Incentive Stock
         Options to executive officers so that all such options are now granted in the first quarter of each year. As a result, there were no stock options granted to executive officers in 2002.

(2) Includes (a) annual director fee and monthly director meeting fees for Mr. Nalbandian of $16,400 in 2003; (b) contributions by the Bank to the 401(k) Retirement Savings Plan for (i) Mr. Nalbandian -- $3,000 in
         2003; (ii) Mr. Ritrievi -- $2,294 in 2003; (iii) Mr. Skerpon -- $2,146
         in 2003 and (iv) Mr. Zody -- $1,801 in 2003; (c) life insurance premiums for Mr. Zody -- $2,398 in 2003; and (d) long-term disability premiums for Mr. Zody -- $1,942 in 2003.

(3) Mr. Nalbandian served as Chairman of the Board of Pennsylvania Commerce and the Bank during 2001 and the salary and bonus shown for him for that year were for his services as Chairman of the Board. On February
         15, 2002 he was appointed to the additional position of President/CEO of both Pennsylvania Commerce and the Bank.

(4)      Represents tuition reimbursement for Mr. Ritrievi of $11,440 in 2003, 2002 and 2001.

(5)      Mr. Skerpon became Executive Vice President/Chief Retail Officer of
         Commerce Pennsylvania and the Bank on March 4, 2002. Mr. Skerpon served as Senior Vice President of the Bank from September 2000 to August
         2001. The amounts listed reflect his annualized salary for the years
         2002 and 2001. Prior to joining Pennsylvania Commerce, Mr. Skerpon served as President of the Commonwealth Region of Mellon Bank.

Employee Stock Options

         In 1996, our shareholders adopted the 1996 Employee Stock Option Plan. The plan replaced the 1986 Incentive Stock Option Plan, which expired December 31, 1995. We reserved 527,369 shares of common stock for issuance under the plan. The plan will expire on December 31, 2005. The plan allows us to grant incentive stock options and nonqualified stock options. The board of directors will fix the option price for options granted under the plan. The option price for incentive stock options will not be less than the fair market value of the stock at the date of grant. The option price for nonqualified stock options may be less than 100% of the fair market value of the stock at the date of grant. Options are generally exercisable one year after the date of grant subject to the vesting schedule outlined below, and expire ten years after the date of grant.

         Optionees may exercise options only to the extent the options are vested. Options vest based either on years of service or upon the period of time the options have been issued, whichever is faster. The vesting schedule is as follows:

Years of service:

         o        up to three years of service -- 25% vested;
         o        more than three years but less than six years of service --
                  50% vested;
         o more than six years but less than eight years of service -- 75% vested; and
         o        more than eight years of service -- 100% vested.

Period of time after grant:

         o        more than one year but less than two years -- 25% vested;
         o        more than two years but less than three years -- 50% vested;
         o        more than three years but less than four years -- 75% vested;
                  and
         o        more than four years -- 100% vested.

         The plan requires that we adjust the number of shares subject to options and the option price to reflect changes in the number of outstanding shares caused by events such as stock dividends and splits.

         Executive Stock Option Grants In Fiscal Year 2003

         The following table shows the stock options granted to Named Executive Officers in 2003.

                                                    % of Total
                             Number of Securities  Options Granted                                            Grant Date
                              Underlying Options   to Employees in   Exercise or Base                          Present
           Name                  Granted (1)        Fiscal Year     Price ($/Share)(1)   Expiration Date       Value(2)
----------------------       --------------------  ---------------   ----------------    ---------------     -------------
Gary L. Nalbandian....                    15,750           19.81%            $35.96         2/21/2013         $215,056
Rory G. Ritrievi......                     5,250            6.60              35.96         2/21/2013           67,115
David B. Skerpon......                     6,825            8.59              35.96         2/21/2013           84,278
Mark A. Zody..........                     4,200            5.28              35.96         2/21/2013           57,348

____________________________

(1)      Adjusted to reflect the 5% common stock dividend paid on February 24, 2004.

(2) We used the Black-Scholes option-pricing model to estimate the grant date present value of the options. We are not endorsing the accuracy of this model. All stock option valuation models, including the Black-Scholes model, require a prediction about future stock prices.
         The assumptions used in calculating the values shown above were expected volatility of .207, a risk-free rate of return of 3.47%, weighted average life of ten years and no cash dividends. The real value of the options will depend upon the actual performance of our common stock during the applicable period.

         Aggregated Option Exercises in Fiscal Year 2003 and Fiscal Year 2003 End Option Values

         The following table sets forth certain information concerning the number and value of unexercised options to purchase our common stock held at the end of fiscal year 2003 by the Named Executive Officers.


                                                              Number of Securities          Value of Unexercised
                                                             Underlying Unexercised      In-the-Money Options at End
                                                          Options at End Year 2003 (2)          Year 2003 (3)
----------------------------- ------------- ------------- ----------------------------  -------------------------------
                                 Shares
                               Acquired on      Value
            Name                Exercise    Realized (1)   Exercisable   Unexercisable   Exercisable   Unexercisable
----------------------------- ------------- ------------- ------------- --------------- ------------- -----------------
Gary L. Nalbandian.........          16,761     $ 539,137       113,368          15,749   $ 3,479,371     $   198,595
Rory G. Ritrievi...........              --            --         6,994           9,511       150,195         149,990
David B. Skerpon...........              --            --            --           6,824            --          86,050
Mark A. Zody...............           2,394        76,985        32,733           4,199       994,991          52,949
____________________________

(1) Represents the number of shares acquired upon exercise multiplied by the difference between the fair market value of our common stock on the date of exercise less the exercise price paid by the executive officer.

(2) Exercisable stock options are fully vested. Stock options to vest in the future are reported as unexercisable.

(3) The dollar values were calculated by determining the difference between the closing trading price of our common stock at December 31, 2003, which was $48.57 per share (adjusted for the 5% common stock dividend paid on February 24, 2004), and the exercise price of each stock option as of December 31, 2003.

Related-Party Transactions

         Compensation Committee Interlocks and Insider Participation

         The Compensation Committee members are Alan R. Hassman (Chairman), James R. Adair, Douglas S. Gelder and Michael A. Serluco. No person who served as a member of the Compensation Committee during 2003 was a current or former officer or employee of Pennsylvania Commerce or any of our subsidiaries or, except as disclosed below, engaged in certain transactions with Pennsylvania Commerce required to be disclosed by regulations of the SEC. Additionally, there were no compensation committee "interlocks" during 2003, which generally means that no executive officer of Pennsylvania Commerce served as a director or member of the compensation committee of another entity, one of whose executive officers served as a director or member of the Compensation Committee of Pennsylvania Commerce.

         Other Related-Party Transactions

         During 2003, the Bank had, and expects to have in the future, banking transactions in the ordinary course of business with our directors, officers, and principal shareholders (and their associates) on the same terms, including interest rates and collateral on loans as those prevailing at the same time for comparable transactions with others. Management believes that these loans present no more than the normal risk of collectibility or other unfavorable features. The loans to these persons and companies amounted to less than 3% of total loans outstanding at December 31, 2003.

         Howell C. Mette, our director and 2.64% beneficial shareholder, is a shareholder in the law firm of Mette, Evans & Woodside, which we retain. We paid the law firm professional fees totaling $271,000 in 2003, $290,000 in 2002 and $258,000 in 2001.

         Michael A. Serluco, our director and 3.53% beneficial shareholder, receives rental income from the Bank for land that contains an advertising billboard, which is owned by the Bank. The Bank paid $25,000 on the lease during 2003 and 2002 and $24,000 during 2001.

         James R. Adair, our director and less than 1% beneficial shareholder, is the owner of Adair Construction Services, which the Bank paid $1.6 million in 2003 for construction services to build two stores.

         Gary L. Nalbandian, our Chairman, President and CEO and 10.72% beneficial shareholder, co-owns NAI/Commercial-Industrial Realty Co. The Bank utilizes NAI/Commercial-Industrial Realty Co. to identify sites for its store expansions. In connection with these transactions, NAI/Commercial Industrial Realty Co. received commissions totaling $166,470 in 2003, $69,000 in 2002 and $74,000 in 2001, from independent third parties related to real estate transactions conducted on behalf of the Bank. Management believes such expenses were substantially equivalent to those that would have been paid to unaffiliated companies for similar services.


         As of June 30, 2004, Commerce of New Jersey owned 7.90% of our common stock, 100% of our Series A preferred stock, warrants that entitle Commerce of New Jersey to purchase 143,666 (as adjusted for common stock dividends) shares of our common stock in the event of a "change of control" (as defined in the Warrant Agreement) and 100% of our Trust Capital Securities. Under the Network Agreement, Commerce of New Jersey, through its subsidiary, Commerce Bank, N.A., a national bank located in Cherry Hill, New Jersey, provides various services to the Bank. See "Business - Relationship with Commerce of New Jersey." These services are provided for a monthly fee. The cost of all services received are fixed annual amounts with the exception of the advertising support fee which is calculated each month based upon the total asset size of the Bank. The Bank paid approximately $1.4 million, $1.2 million, and $622,000 for services provided by Commerce of New Jersey during 2003, 2002, and 2001, respectively. Insurance premiums and commissions, which are paid to a subsidiary of Commerce of New Jersey are included in the total amount paid. The increase in the level of expenses from 2001 to 2002 is due to the provision of the following additional services by Commerce Bank, N.A.: proof and encoding services and deposit account statement rendering services. Prior to 2002, these services were performed in-house. Management believes such expenses were substantially equivalent to those that would have been paid to unaffiliated companies for similar services.

         On September 29, 2004, we issued and sold 100,000 shares of our common stock to Commerce of New Jersey in a private placement transaction at a purchase price of $45.666 per share. The purchase price per share was equal to the average of the closing sale prices of our common stock on the Nasdaq Small Cap Market for the five trading day (i.e. dates on which trades occurred) period ending on September 28, 2004. In connection with the private placement transaction, we entered into a registration rights agreement with Commerce of New Jersey whereby we granted Commerce of New Jersey "demand" and "piggy-back" registration rights with respect to the shares purchased. Commerce of New Jersey may exercise its "demand" right at any time from and after March 29, 2005 by providing us with a written request that we file a registration statement covering the shares purchased. Commerce of New Jersey may only exercise this "demand" right once and this right is subject to certain exceptions. In connection with Commerce of New Jersey's "piggy-back" rights, we must notify Commerce of New Jersey in writing at least 15 days prior to the filing of any registration statement for purposes of a public offering of any of our securities (including, but not limited to, registration statements relating to secondary offerings of our securities, but excluding our registration statement for this offering and any amendments thereto and registration statements relating to employee benefit plans or with respect to corporate reorganizations or other transactions under Rule 145 of the Securities Act) and we must afford Commerce of New Jersey an opportunity to include in such registration statement all or part of the shares purchased. Commerce of New Jersey's registration rights under the registration rights agreement expire if all shares purchased by Commerce of New Jersey may be immediately sold under Rule 144 promulgated pursuant to the Securities Act. As of June 30, 2004, as adjusted to include the shares issued in the private placement transaction, Commerce of New Jersey owned approximately 11.70% of our common stock. In addition, Commerce of New Jersey has indicated that they presently intend to purchase up to an additional 100,000 shares of our common stock in this offering.

         Additionally, the Bank occasionally participates in loans with Commerce Bank, N.A. At June 30, 2004 and December 31, 2003, approximately $2.6 million of these participations were outstanding, at December 31,

2002, approximately $8.6 million of these participations were outstanding and at December 31, 2001, approximately $12.4 million of these participations were outstanding.

         A federal funds line of credit was established with Commerce Bank, N.A. in the amount of $10.0 million at a rate of interest based upon the overnight federal funds rate, which could be drawn upon if needed. The balance at June 30, 2004 on this line was $8.5 million and at December 31, 2003 and 2002 was $0.

SHARE OWNERSHIP OF MANAGEMENT AND FIVE PERCENT BENEFICIAL OWNERS


         The following table sets forth certain information as of September 30, 2004 concerning the number and percentage of shares of our common stock beneficially owned by our directors, our Named Executive Officers, and by our directors and executive officers as a group. In addition, the table includes information with respect to other persons known to us who own or may be deemed to own more than five percent of our common stock as of September 30, 2004. Except as otherwise indicated, all shares are owned directly, and the named person possesses sole voting and sole investment power with respect to all such shares.


         Percentage ownership "prior to the offering" is based on 2,445,325 shares of our common stock outstanding as of September 30, 2004.


         The address for each executive officer and director is c/o Pennsylvania Commerce Bancorp, Inc., 100 Senate Avenue, P.O. Box 8599, Camp Hill, Pennsylvania 17001-8599.




                                                                                       Percentage of
                                                                    Number of           Common Stock
                                                                     Shares             Beneficially
                                                               Beneficially Owned      Owned Prior to
                                                                       (1)            the Offering (1)
                                                               ------------------  --------------------
Directors
James R. Adair                                                         7,668  (2)                *
John J. Cardello, CPA                                                    210                     *
Douglas S. Gelder                                                     58,152  (3)                2.36%
Alan R. Hassman                                                      115,172  (4)                4.68%
Howell C. Mette                                                       61,750  (5)                2.51%
Gary L. Nalbandian                                                   262,973  (6)               10.21%
Michael A. Serluco                                                    82,618  (5)                3.36%
Samir J. Srouji, M.D.                                                 74,828  (7)                3.04%

Named Executive Officers Who are not Directors
Rory G. Ritrievi                                                      14,118  (8)                *
David B. Skerpon                                                       2,073  (9)                *
Mark A. Zody                                                          48,704  (10)               1.96%
                                                               --------------------  -------------------
All Directors and Executive Officers as a group (12 Persons)         774,955  (11)              28.40%

Five Percent Beneficial Shareholders
Commerce Bancorp, Inc.                                               283,400  (12)              11.59%
   Commerce Atrium
   1701 Route 70 East
   Cherry Hill, NJ 08034
____________________________


*        Less than 1%.


(1) The securities "beneficially owned" by an individual are determined in accordance with the definition of "beneficial ownership" set forth in the regulations of the SEC. Accordingly, they may include securities owned by or for, among others, the wife and/or minor children of the individual and any other relative who has the same home as such individual, as well as securities as to which the individual has or shares voting or investment power or has the right to acquire under outstanding stock options within 60 days after September 30, 2004.
         Shares subject to outstanding stock options, which an individual has the right to acquire within 60 days after September 30, 2004, are deemed to be outstanding for the purpose of computing the percentage of




                                       72



         outstanding securities of the class of stock owned by such individual or any group including such individual only. Beneficial ownership may be disclaimed as to certain of the securities.

(2) Includes 82 shares owned by Mr. Adair's wife, Carol Adair. Also includes 3,590 shares of our common stock issuable upon the exercise of stock options granted under our 2001 Stock Option Plan for Non-Employee
         Directors.

(3) Includes 15,524 shares of our common stock issuable upon the exercise of stock options granted under our 1990 and 2001 Stock Option Plans for Non-Employee Directors.

(4)      Includes 27,679 shares owned by Mr. Hassman's wife, Gloria Hassman.
         Also includes 16,155 shares of our common stock issuable upon the exercise of stock options granted under our 1990 and 2001 Stock Option
         Plans for Non-Employee Directors.

(5) Includes 16,155 shares of our common stock issuable upon the exercise of stock options granted under our 1990 and 2001 Stock Option Plans for Non-Employee Directors.


(6) Includes 53,565 shares held by Mr. Nalbandian's individually directed participant account in the NAI/CIR Profit Sharing Trust with respect to which Mr. Nalbandian has sole voting power; 10,361 shares held in trust by Mr. Nalbandian or Dorothy Nalbandian for the benefit of Mr.
         Nalbandian's children; and 2,797 shares owned by Mr. Nalbandian's wife, Jamie Nalbandian. Also includes 129,117 shares of our common stock issuable upon the exercise of stock options granted under our 1986 and 1996 Employee Stock Option Plans.


(7) Includes 10,355 shares owned by Dr. Srouji's wife, Gillian Srouji, 606 shares owned jointly by Dr. Srouji and his wife, and 12,392 shares held by Dr. Srouji's self-directed participant account in the Plastic
         Surgery P.C. Profit Sharing Plan. Also includes 16,155 shares of our common stock issuable upon the exercise of stock options granted under our 1990 and 2001 Stock Option Plans for Non-Employee Directors.


(8)      Includes 247 shares owned jointly by Mr. Ritrievi and his wife.
         Includes 11,932 shares of our common stock issuable upon the exercise of stock options granted under our 1996 Employee Stock Option Plan.


(9) Includes 1,706 shares of our common stock issuable upon the exercise of stock options granted under our 1996 Employee Stock Option Plan.

(10) Includes 1,487 shares owned jointly by Mr. Zody and his wife. Also includes 36,932 shares of our common stock issuable upon the exercise of stock options granted under our 1986 and 1996 Employee Stock Option
         Plans.

(11) Includes an aggregate of 280,352 shares of our common stock issuable to our directors and executive officers under our 1990 and 2001 Stock
         Option Plans for Non-Employee Directors and our 1986 and 1996 Employee
         Stock Option Plans. This total also includes 46,689 shares beneficially owned by Peter J. Ressler, Corporate Secretary. Mr. Ressler has been
         Secretary of the Bank since 1985 and of Pennsylvania Commerce since
         1999. Mr. Ressler is a shareholder in the law firm, Mette, Evans &
         Woodside in Harrisburg, PA.


(12) Based upon a Schedule 13G filed with the SEC on October 7, 2004. Does not include warrants to purchase 143,666 shares of our common stock.
         See Note 12 of our Notes to Consolidated Financial Statements for
         December 31, 2003 which appears elsewhere herein.


                        DESCRIPTION OF OUR CAPITAL STOCK


         Our authorized capital consists of 10,000,000 shares of common stock, $1.00 par value per share, and 1,000,000 shares of preferred stock, $10.00 par value per share. As of September 30, 2004, there were 2,445,325 shares of our common stock outstanding held of record by 405 shareholders and 40,000 shares of our Series A preferred stock outstanding held of record by Commerce of New Jersey. There were also options and warrants to purchase 654,478 shares of common stock outstanding as of September 30, 2004. The following description of our capital stock and provisions of our articles of incorporation and bylaws are only summaries, and we encourage you to review complete copies of our articles of incorporation and bylaws, which we have filed previously with the SEC.

         Common Stock. Holders of our common stock are entitled to cast one vote per share, to receive such dividends as may be declared by our board of directors and, subject to any liquidation preferences of any preferred stock outstanding, to share ratably according to their respective interests in our assets and funds after payment of all debts and other liabilities in the event of liquidation, dissolution or winding-up. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock that are outstanding or that we may issue in the future. Holders of our common stock do not have cumulative voting rights in the election of directors. Our shareholders do not have preemptive rights to purchase any securities subsequently issued by us and our common stock is not subject to redemption or conversion. The shares of common stock to be issued in this offering will be, when issued, fully paid and non-assessable.

         Preferred Stock. Holders of our Series A preferred stock are entitled to receive preferential dividends in cash, if declared by the board of directors, at a rate of $2.00 per share per year, payable quarterly, before any dividend or other distribution on any junior equity securities, including our common stock. Dividends on each share of Series A preferred stock outstanding are non-cumulative. In the event of a liquidation, dissolution or winding up of our affairs, the holders of our outstanding Series A preferred stock are entitled to receive an amount equal to the purchase price per share received by us plus an amount equal to the sum of all unpaid dividends together with interest on the unpaid dividends before any distribution of assets is made to the holders of our common stock or any other junior equity security.

         Our Series A preferred stock is redeemable at our option, in whole only, at any time, upon payment of the redemption price of $25.00 per share plus an amount equal to the sum of all unpaid dividends together with interest on the unpaid dividends. Our Series A preferred stock is not subject to conversion.


         The holders of our outstanding Series A preferred stock would have been entitled to receive $1.02 million in the aggregate in the event of a liquidation, dissolution or winding up of our affairs or upon the redemption of such securities as of June 30, 2004.

         Except to the extent to which their vote is required by law, the holders of shares of Series A preferred stock have no right to vote at, to participate in, or to receive any notice of any meeting of our shareholders. Except as described below, on any matter on which the holders of Series A preferred stock are entitled to vote, such holders will be entitled to one vote per share.

         If the dividends on the Series A preferred stock are not paid in full for four quarterly dividends or more, the holders of Series A preferred stock will be entitled to notice of all meetings of our shareholders and to full voting rights (together with holders of common stock but not as separate class unless otherwise required by law), and each share of Series A preferred stock will then be entitled to two votes per share.

         So long as any of the Series A preferred stock remains outstanding, we may not, either directly or through merger or consolidation, without the affirmative vote of at least 50% of the shares of the Series A preferred stock then outstanding voting separately as a class:

         o amend, alter or repeal any of the preferences, special rights or powers of the shares of Series A preferred stock or any of the provisions of our articles of incorporation so as to affect them adversely,
         o authorize any reclassification of the Series A preferred stock, or
         o issue any class or classes of the equity securities which have a dividend payment or liquidation payment preference equal or superior to the Series A preferred stock.

         Except as set forth above with respect to the Series A preferred stock, our board of directors may, from time to time, by action of 75% of the entire board of directors, issue shares of the authorized, undesignated preferred stock, in one or more classes or series without shareholder approval. Subject to the provisions of our articles of incorporation and limitations prescribed by law, our board of directors is authorized to adopt resolutions to, among other things, issue the shares, establish the number of shares, change the number of shares constituting any series, and provide for or change the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions thereof, including dividend rights, terms of redemption, conversion rights and liquidation preferences, in each case without any further action or vote by our shareholders.

         The existence of authorized undesignated shares of preferred stock enables us to meet possible contingencies or opportunities in which the issuance of shares of preferred stock may be advisable, such as in the case of an acquisition or financing transaction. Having shares of preferred stock available for issuance gives us flexibility in that it would allow us to avoid the expense and delay of calling a meeting of shareholders at the time the contingency or opportunity arises. The existence of authorized undesignated shares of preferred stock could also have the effect of rendering more difficult or discouraging hostile takeover attempts. Such shares could be issued to shareholders or to a third party in an attempt to frustrate or render a hostile acquisition more expensive. The issuance of such preferred stock may adversely affect the rights of our common shareholders. For example, preferred stock may rank senior to our common stock as to dividend rights, liquidation preferences or both, may have full or limited voting rights or may adversely affect the market price of our common stock.


         Warrants. Commerce of New Jersey owns warrants that entitle it to purchase 143,666 shares (adjusted for common stock dividends) of our common stock, exercisable at $6.95 per share (adjusted for common stock dividends), in the event of a "change of control." The warrants are not currently and have never been exercisable. For purposes hereof, the occurrence of any of the following events (if the event occurs without prior written consent of the registered holders of the warrants representing no less than a majority of the warrants) will constitute a change of control:

         o a change in at least four members of our board of directors or the addition of four or more new members to our board of directors, within any two calendar year period;

         o a person or group acting in concert as described in section 13(d)(2) of the Exchange Act (other than a bank or bank holding company as defined in the Federal Bank Holding Company Act of 1956, as amended) proposes to hold or acquire beneficial ownership within the meaning of Rule 13(d)(3) promulgated under the Exchange Act of a number of our voting shares which constitutes either (i) more than 25% of our outstanding voting shares or more than 10% of our outstanding voting shares if immediately after such acquisition no other person will own a greater proportion of our outstanding voting shares or (ii) more than 10% of our outstanding voting shares, if any of our voting shares are subject to the registration requirements of Section 12 of the Exchange Act; or


         o a bank or bank holding company (other than Commerce of New Jersey and its subsidiaries) proposes, either directly or indirectly, (i) to hold or acquire beneficial ownership within the meaning of Rule 13(d)(3) promulgated under the Exchange Act of a number of our voting shares which constitutes more than 5% of our outstanding voting shares, (ii) to acquire all or substantially all of our assets or (iii) to merge or consolidate with us.

         The warrants are fully transferable and expire on October 7, 2008. As of June 30, 2004 none of the warrants had been exercised.

         Limitations on Payment of Dividends. The payment of dividends on our common stock will depend largely upon the ability of the Bank to declare and pay dividends to us. Dividends will depend primarily upon the Bank's earnings, financial condition, and need for funds, as well as applicable governmental policies and regulations. Even where we have earnings in an amount sufficient to pay dividends, the board of directors may determine to retain earnings for the purpose of funding growth.

         OCC regulations place a limit on the amount of dividends the Bank may pay without prior approval. Under OCC regulations, the Bank may not pay a dividend, without prior OCC approval, if the total amount of all dividends declared during the calendar year, including the proposed dividend, exceed the sum of its retained net income to date during the calendar year and its retained net income over the preceding two years. At June 30, 2004, approximately $16.3 million was available for the payment of dividends by the Bank without prior approval. The Bank's ability to pay dividends also is subject to the Bank being in compliance with regulatory capital requirements. The Bank is currently in compliance with these requirements. Regulatory authorities also have authority to prohibit a bank from paying dividends if they deem the proposed payment to be an unsafe or unsound practice.

         The FRB has established guidelines with respect to the maintenance of appropriate levels of capital by registered bank holding companies. Compliance with such standards, as currently in effect, or as they may be amended from time to time, could possibly limit the amount of dividends that we may pay in the future. The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the statement, the FRB expressed its view that a holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income, or which could only be funded in ways that weakened the holding company's financial health, such as by borrowing. As a depository institution, the deposits of which are insured by the FDIC, the Bank may not pay dividends or distribute any of its capital assets while it remains in default on any assessment due the FDIC. The Bank is not currently in default under any of its obligations to the FDIC.

"Anti-Takeover" Provisions

         Our articles of incorporation and bylaws contain several provisions intended to limit the possibility of a takeover, or make a takeover more difficult. In addition to providing for the issuance of preferred stock having terms established by the board of directors without shareholder approval (subject to the approval of the holders of our Series A preferred stock), our articles of incorporation and bylaws provide that:

         o the affirmative vote of the holders of at least 80% of the outstanding shares of our common stock is required to approve amendments to the bylaws, unless at least a majority of the board of directors has voted in favor of the amendment, in which case the affirmative vote of the holders of 80% of the outstanding shares of our common stock can change such action; and

         o at least 80% of the outstanding shares entitled to vote is required to approve any merger, consolidation, sale of assets or similar transaction, unless at least ? of our board of directors approves this type of transaction, in which case the affirmative vote of at least ? of the outstanding shares entitled to vote is required for approval (this provision of our articles of incorporation may not be amended, altered, changed or repealed without the affirmative vote of at least 80% of the outstanding shares entitled to vote, unless at least ? of our board of directors approves this type of transaction, in which case the affirmative vote of at least ? of the outstanding shares entitled to vote is required for approval).

         Our bylaws establish procedures for the nomination of directors by shareholders and the proposal by shareholders of matters to be considered at meetings of the shareholders, including the submission of certain information within the times prescribed in the bylaws.

         In addition, Pennsylvania has adopted anti-takeover provisions from which a corporation may exempt itself. We have not exempted ourselves from the following anti-takeover provisions of the Pennsylvania Business Corporation Law:

         o Business Combinations with Interested Shareholders. Subject to certain exceptions, a business combination between a Pennsylvania corporation that has a class or series of shares registered under the Exchange Act, and a beneficial owner of 20% or more of such corporation's voting stock, referred to as an "interested shareholder," may be accomplished only if: (i) the business combination is approved by the corporation's directors prior to the date on which such interested shareholder acquired 20% or more of such stock or if the board approved such interested shareholder's acquisition of 20% or more of such stock prior to such acquisition; (ii) where the interested shareholder owns shares entitled to cast at least 80% of the votes all shareholders would be entitled to cast in an election of directors, the business combination is approved by the vote of shareholders entitled to cast a majority of the votes that all shareholders would be entitled to cast in an election of directors, excluding shares held by the interested shareholder, which vote may occur no earlier than three months after the interested shareholder acquired its 80% ownership, and the consideration received by shareholders in the business combination satisfied certain minimum conditions; (iii) the business combination is approved by the affirmative vote of all outstanding shares of common stock; (iv) the business combination is approved by the vote of shareholders entitled to cast a majority of the votes that all shareholders would be entitled to cast in the election of directors, excluding shares held by the interested shareholder, which vote may occur no earlier than five years after the interested shareholder became an interested shareholder; or (v) the business combination that meets certain minimum conditions is approved at a shareholder's meeting called for such purpose no earlier than five years after the interested shareholder became an interested shareholder.

         o Disgorgement by Certain Controlling Shareholders Following Attempts to Acquire Control. Generally, a registered corporation may recover any profit realized by a "controlling person or group" from the disposition of any equity securities of the corporation to any person or the corporation occurring within 18 months after the person or group attained the status of a controlling person or group, unless such person or group acquired the disposed securities more than 24 months before the person or group obtained the status of controlling person or group. A "controlling person or group," is defined generally to mean either (i) a person or group who has acquired, offered to acquire or, directly or indirectly, publicly disclosed or caused to be disclosed, the intention of acquiring, voting power over voting shares of a registered corporation that would entitle the holder to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors, or (ii) a person or group who has otherwise, directly or indirectly, publicly disclosed or caused to be disclosed, that it may seek to acquire control of a corporation through any means.

         o Control-Share Acquisitions. Generally, a person who acquires voting power over enumerated levels of voting shares of the corporation must obtain the consent of the corporation's other shareholders before being able to exercise voting rights with respect to "control shares." Control shares are defined generally as those voting shares that upon acquisition of voting power over such shares by a person would result in a control-share acquisition, that is, an acquisition in which a person acquires directly or indirectly voting power over voting shares of the corporation which would for the first time entitle that person to cast or direct the casting of: (i) at least 20% but less than 33-?%; (ii) at least 33-?% but less than 50%; or (iii) 50% or more, of the votes which all shareholders of the corporation would be entitled to cast in an election of directors. Voting shares beneficially owned by a person who effects a control-share acquisition also will be deemed to be control shares where beneficial ownership was acquired by the acquiring person (i) within 180 days of the day the person makes a control-share acquisition, or (ii) with the intention of making a control-share acquisition.

         o Employee Protection Provisions. Generally, "eligible employees," as defined in the Pennsylvania Business Corporation Law, of a corporation whose shareholders have granted "control-share approval," that is, consented to the exercise of voting rights for a person who has effected a control-share acquisition, as defined above, shall receive a one-time lump-sum payment upon the termination of their employment for reasons other than willful misconduct. The termination must have occurred within two years after the control-share approval, or, in the event the termination was pursuant to a formal or informal agreement arrangement or understanding with the person who effected the control-share acquisition, within 90 days before the control-share approval. In addition, the Pennsylvania Business Corporation Law generally prohibits the termination or impairment of the provisions of any "covered labor contract," as defined in the Pennsylvania Business Corporation Law, as a result of a business combination transaction, thereby forcing an acquiror to honor the terms of such contract until it is terminated in accordance with the termination provisions contained in the contract or until the parties to such contract or their successors agree otherwise.

         o Control Transactions. Holders of common stock may object to a control transaction, which means generally the acquisition by a person, or a group of persons acting in concert, of at least 20% of the outstanding voting stock of a corporation, and demand that they be paid in cash the fair value of their shares from the controlling person or group. "Fair value" for purposes of these provisions means an amount not less than the highest price per share paid by the controlling person or group at any time during the 90-day period ending on and including the date of the control transaction, plus an increment representing any value, including without limitation any proportion of any value payable for acquisition of control of the corporation, that may not be reflected in such price.

         The Pennsylvania Business Corporation Law further allows our board of directors to consider factors other than offering price in deciding upon whether to reject or approve a tender offer or proposed merger or similar transaction. These factors include:

         o        the effect on employees, suppliers and customers;

         o the effect on the communities in which offices of the corporation are located; and

         o        all other pertinent factors.

         Our articles of incorporation allow our board of directors to consider several economic factors, as well as the factors stated above, in considering whether to reject or approve a tender offer or proposed merger or similar transaction.

         The existence of the provisions of our articles of incorporation, bylaws and Pennsylvania Business Corporation Law described above may discourage other persons or companies from making a tender offer for, or seeking to acquire a substantial amount of our common stock.

Limitations on Liability and Indemnification of Officers and Directors

         Our articles of incorporation provide that we must indemnify our directors and officers to the fullest extent permitted by Pennsylvania law. We have obtained directors' and officers' insurance for our directors and officers for specified liabilities.

         The limitation of liability and indemnification provisions in our articles of incorporation may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These persons may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though an action of this kind, if successful, might otherwise benefit our shareholders and us. Furthermore, a shareholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. However, we believe that these indemnification provisions are necessary to attract and retain qualified directors and officers.

Transfer Agent and Registrar

         Registrar and Transfer Company, 10 Commerce Drive, Cranford, NJ 07016,
Telephone: (800) 368-5948 is our transfer agent and registrar.

Listing

         Our common stock is currently quoted on the Nasdaq National Market under the symbol "COBH."

                                  UNDERWRITING

         We and the underwriters named below have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to the terms and conditions contained in the underwriting agreement, each underwriter has agreed to purchase from us the respective number of shares of common stock set forth opposite its name below. The underwriters' obligations are several, which means that each underwriter is required to purchase a specific number of shares, but it is not responsible for the commitment of any other underwriter to purchase shares. Sandler O'Neill & Partners, L.P. is acting as the representative of the underwriters.


                                           Name          Number of Shares
                                           ----          ----------------

         Sandler O'Neill & Partners, L.P.................
         Janney Montgomery Scott LLC.....................   ----------
                                                            ==========


         The underwriters are committed to purchase and pay for all such shares of common stock, if any are purchased.

         We have granted the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 60,000 additional shares of our common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with this offering. To the extent the option is exercised and the conditions of the underwriting agreement are satisfied, we will be obligated to sell to the underwriters, and the underwriters will be obligated to purchase, these additional shares of common stock in proportion to their respective initial purchase amounts.

         The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover of this prospectus and to certain securities dealers at the public offering price less a concession not in excess of $[ ] per share. The underwriters may allow, and these dealers may re-allow, a concession not in excess of $[ ] per share on sales to other dealers. After the public offering of the common stock, the underwriters may change the offering price and other selling terms.

         The following table shows the per share and total underwriting discount we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.


                                                                        Total, without             Total, with
                                                      Per Share         Over-allotment           Over-allotment
                                                   --------------   ---------------------   ---------------------
Price to Public..................................  $                $                       $
Underwriting discounts...........................
Proceeds to us, before expenses..................

         We estimate that the total expenses of the offering, excluding underwriting discount, will be approximately $[ ] and are payable by us. We have agreed to reimburse the underwriters for their actual out of pocket expenses incurred in connection with the offering, including certain fees and disbursements of underwriters' counsel, up to a maximum of $[ ].

         The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

         The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described above.

         Lock-up Agreements. We, and each of our executive officers and directors, have agreed, for a period of [ ] days after the date of this prospectus, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to sell, make any short sale or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock or warrants or other rights to purchase shares of our common stock or other similar securities, without, in each case, the prior written consent of Sandler O'Neill & Partners, L.P. These restrictions are expressly agreed to preclude us, and our executive officers and directors, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise.

         Indemnity. We have agreed to indemnify the underwriters, and persons who control the underwriters, against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect thereof.

         Stabilizing Transactions; Over-Allotment Transactions; Syndicate Covering Transactions; and Covering Bids. In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

         o Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

         o Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

         o Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which it may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

         o Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

         These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

         Passive Market Making. In connection with this offering, the underwriters and selected dealers, if any, who are qualified market makers on the Nasdaq National Market, may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

         From time to time, some of the underwriters have provided, and may continue to provide, investment banking services to us in the ordinary course of their respective businesses, and have received, and may receive, compensation for such services.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered by this prospectus will be passed upon for Pennsylvania Commerce by Blank Rome LLP. Certain legal matters in connection with shares of common stock offered in this prospectus will be passed upon for the underwriters by Hogan & Hartson L.L.P.

                                     EXPERTS

         The consolidated financial statements of Pennsylvania Commerce included in this Prospectus and in the Registration Statement have been audited by Beard Miller Company LLP, independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION
                    ABOUT PENNSYLVANIA COMMERCE BANCORP, INC.

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we file with the SEC at the SEC's public reference room at 450 Fifth Street, NW, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site on the Internet at "http://www.sec.gov" that contains reports, proxy and information statements, and other information regarding companies, including Pennsylvania Commerce, that file electronically with the SEC. You may also obtain copies of our filings with the SEC, at no cost, by accessing them on our web site, www.commercepc.com. Information contained on our web site is not part of this prospectus.

         We have filed a registration statement on Form S-1 to register the common stock to be sold in the offering. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. For further information about Pennsylvania Commerce and our common stock, we refer you to the registration statement and the accompanying exhibits. Statements contained in this prospectus regarding the contents of any contract or any other document to which we refer are not necessarily complete. In each instance, reference is made to the copy of the contract or document filed as an exhibit to the registration statement, and each statement is qualified in all respects by that reference.

                   Index To Consolidated Financial Statements

Index to Financial Statements of Pennsylvania Commerce Bancorp, Inc.

Consolidated Financial Statements
 Report of Independent Registered Public Accounting Firm.................  F-2
 Consolidated Balance Sheets at December 31, 2003 and December 31, 2002.. F-3 Consolidated Statements of Income for the Years Ended December 31,
    2003, 2002 and 2001..................................................  F-4
 Consolidated Statements of Stockholders Equity for the Years Ended
    December 31, 2003, 2002 and 2001.....................................  F-5
 Consolidated Statements of Cash Flows for the Years Ended December 31,
    2003, 2002 and 2001..................................................  F-6
 Notes to Consolidated Financial Statements..............................  F-7
Consolidated Financial Statements (unaudited)
 Consolidated Balance Sheets at June 30, 2004 and December 31, 2003......  F-31
 Consolidated Statements of Income for the Three Months
    Ended June 30, 2004 and 2003.........................................  F-32
 Consolidated Statement of Stockholders Equity for the
    Three Months Ended June 30, 2004 and 2003............................  F-33
 Consolidated Statements of Cash Flows for the Three Months
    Ended June 30, 2004 and 2003.........................................  F-34
 Notes to Consolidated Financial Statements..............................  F-35

             Report of Independent Registered Public Accounting Firm

To the Board of Directors
Pennsylvania Commerce Bancorp, Inc.
Camp Hill, Pennsylvania

         We have audited the accompanying consolidated balance sheets of Pennsylvania Commerce Bancorp, Inc. and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Commerce Bancorp, Inc. and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

                                           /s/ Beard Miller Company LLP

Harrisburg, Pennsylvania
January 30, 2004

              Pennsylvania Commerce Bancorp, Inc. and Subsidiaries
                           Consolidated Balance Sheets


                                                                               December 31,
                                                                  -----------------------------------
                                                                        2003              2002
                                                                  -----------------  ----------------
                                                                (in thousands, except share amounts)
Assets

Cash and due from banks...........................................$        37,715    $   30,950
Federal funds sold ...............................................              0        44,500
                                                                  -----------------  ----------------


   Cash and cash equivalents .....................................         37,715        75,450
                                                                  -----------------  ----------------

Securities, available for sale at fair value .....................        275,400       205,436
Securities, held to maturity at cost
   (fair value 2003: $201,568; 2002:  $101,036) ..................        199,863        97,625
Loans, held for sale .............................................          9,164        10,514
Loans receivable, net of allowance for loan losses
   (allowance 2003:  $6,007; 2002: $5,146) .......................        469,937       363,735
Restricted investments in bank stock .............................          5,227         2,045
Premises and equipment, net ......................................         38,178        26,409
Other assets .....................................................         16,505         5,384
                                                                  -----------------  ----------------
       Total assets...............................................$     1,051,989    $  786,598
                                                                  =================  ================

Liabilities and Stockholders' Equity
Deposits:
   Noninterest-bearing............................................$     170,414 $       127,199
   Interest-bearing ..............................................        736,113       599,756
                                                                  -----------------  ----------------
   Total deposits ................................................        906,527       726,955
Short-term borrowings ............................................         39,000             0
Repurchase agreements ............................................         40,000             0
Trust capital securities .........................................         13,000        13,000
Other liabilities ................................................          3,738         3,831
                                                                  -----------------  ----------------
       Total liabilities .........................................      1,002,265       743,786
                                                                  -----------------  ----------------

Stockholders' Equity:
   Preferred stock -- Series A noncumulative; $10.00 par value;
       1,000,000 shares authorized; 40,000 shares issued and
       outstanding ..............................................             400            400
   Common stock -- $1.00 par value; 10,000,000 shares
        authorized; issued and outstanding 2003: 2,291,805;
        2002:  2,117,089 .........................................          2,292          2,117
   Surplus .......................................................         38,725         31,909
   Retained earnings .............................................          7,758          6,866
   Accumulated other comprehensive income ........................            549          1,520
                                                                  -----------------  ----------------
   Total stockholders' equity ....................................         49,724         42,812
                                                                  -----------------  ----------------
       Total liabilities and stockholders' equity.................$     1,051,989    $   786,598
                                                                  =================  ================

                             See accompanying notes.

              Pennsylvania Commerce Bancorp, Inc. and Subsidiaries
                        Consolidated Statements of Income



                                                                                 Year Ended December 31,
                                                                       ----------------------------------------------
                                                                         2003               2002                2001
                                                                       ----------- ------------------ ---------------
                                                                          (in thousands, except per share amounts)
Interest Income Loans receivable, including fees:
   Taxable .............................................               $27,545             $26,755            $26,532
   Tax-exempt...........................................                   216                 111                120
Securities:
   Taxable..............................................                17,108              14,514             10,860
   Tax-exempt...........................................                   453                 107                 94
Federal funds sold......................................                   220                 508                641
                                                                       ----------- ------------------ ---------------
            Total interest income.......................                45,542              41,995             38,247
                                                                       ----------- ------------------ ---------------

Interest Expense
Deposits................................................                10,089              12,940             15,420
Short-term borrowings...................................                   207                   0                 13
Trust capital securities................................                 1,356               1,354                760
                                                                       ----------- ------------------ ---------------
           Total interest expense.......................                11,652              14,294             16,193
                                                                       ----------- ------------------ ---------------
           Net interest income..........................                33,890              27,701             22,054
Provision for loan losses...............................                 1,695               1,435              1,469
                                                                       ----------- ------------------ ---------------
Net interest income after provision for loan losses.....                32,195              26,266             20,585
                                                                       ----------- ------------------ ---------------

Noninterest Income
Service charges and other fees..........................                 7,968               6,766              5,660
Other operating income..................................                   377                 448                541
Gains on sales of loans.................................                   765                 493                354
Gains on sales of securities............................                   880                   0                 52
                                                                       ----------- ------------------ ---------------
           Total noninterest income.....................                 9,990               7,707              6,607
                                                                       ----------- ------------------ ---------------

Noninterest Expenses
Salaries and employee benefits..........................                16,702              12,491              9,486
Occupancy...............................................                 3,420               2,403              2,133
Furniture and equipment.................................                 1,844               1,523              1,402
Advertising and marketing...............................                 2,425               2,181              1,722
Data processing.........................................                 2,148               1,890              1,313
Postage and supplies....................................                   986                 862                846
Other...................................................                 4,985               4,078              3,610
                                                                       ----------- ------------------ ---------------
            Total noninterest expenses..................                32,510              25,428             20,512
                                                                       ----------- ------------------ ---------------

Income before income taxes..............................                 9,675               8,545              6,680
Provision for federal income taxes......................                 3,118               2,871              2,232
                                                                       ----------- ------------------ ---------------
            Net income..................................                $6,557              $5,674             $4,448
                                                                       =========== ================== ===============

Net Income per Common Share
            Basic.......................................                 $2.88               $2.58              $2.14
            Diluted.....................................                 $2.68               $2.37              $1.94

                                               See accompanying notes.

              Pennsylvania Commerce Bancorp, Inc. and Subsidiaries
                 Consolidated Statements of Stockholders Equity

                                                                                                      Accumulated Other
                                                       Preferred                           Retained     Comprehensive
                                                         Stock    Common Stock  Surplus    Earnings     Income (Loss)      Total
                                                     ------------ ------------  --------   ---------  ----------------- -----------
                                                                                 (dollars in thousands)
December 31, 2000.................................           $400       $1,749   $20,861    $4,334            $  (676)    $26,668
                                                     ============ ============  ========   =========  ================= ===========
Comprehensive income:
   Net income.....................................             --           --        --       4,448                 --       4,448
   Change in unrealized gains (losses) on
      securities, net of taxes and reclassification
      adjustment..................................             --           --        --          --                565         565
                                                                                                                         -----------
Total comprehensive income                                                                                                    5,013
                                                                                                                         -----------

Dividends declared on preferred stock.............             --           --        --         (80)                --         (80)
Common stock of 23,231 shares issued under
   stock option plans.............................             --           24       193          --                 --         217
Income tax benefit of stock options exercised.....             --                     78          --                 --          78
Common stock of 290 shares issued under
   employee stock purchase plan...................             --           --         9          --                 --           9
Proceeds from issuance of 20,016 shares of
   common stock in connection with dividend
   reinvestment and stock purchase plan...........             --           20       678         --                  --         698
5% common stock dividend and cash paid in
   lieu of fractional shares (89,378 shares issued)            --           89     3,444     (3,543)                 --         (10)
                                                     ------------ ------------  --------   ---------  ----------------- -----------
December 31, 2001.................................           $400       $1,882   $25,263     $5,159              $ (111)    $32,593
                                                     ============ ============  ========   =========  ================= ===========
Comprehensive income:
   Net income.....................................             --           --        --      5,674                  --       5,674
   Change in unrealized gains (losses) on
      securities, net of taxes and reclassification
      adjustment..................................             --           --        --         --               1,631       1,631
                                                                                                                         -----------
Total comprehensive income                                                                                                    7,305
                                                                                                                         -----------
Dividends declared on preferred stock.............             --           --        --        (80)                 --         (80)
Common stock of 112,379 shares issued under
   stock option plans.............................             --          113     1,625         --                  --       1,738
Income tax benefit of stock options exercised.....             --           --       378         --                             378
Common stock of 440 shares issued under
   employee stock purchase plan...................             --           --        19         --                  --          19
Proceeds from issuance of 21,733 shares of
   common stock in connection with dividend
   reinvestment and stock purchase plan...........             --           22       846         --                  --         868
5% common stock dividend and cash paid in
   lieu of fractional shares (100,577 shares issued)           --          100     3,778     (3,887)                 --          (9)
                                                     ------------ ------------  --------   ---------  ----------------- -----------
December 31, 2002.................................           $400       $2,117   $31,909     $6,866             $ 1,520     $42,812
                                                     ============ ============  ========   =========  ================= ===========
Comprehensive income:
   Net income.....................................             --           --        --      6,557                  --       6,557
   Change in unrealized gains (losses) on
      securities, net of taxes and reclassification
      adjustment..................................             --           --        --         --                (971)       (971)
                                                                                                                         -----------
Total comprehensive income........................                                                                            5,586
                                                                                                                         -----------
Dividends declared on preferred stock.............             --           --        --       (80)                  --         (80)
Common stock of 48,226 shares issued under
   stock option plans.............................             --           48       508         --                  --         556
Income tax benefit of stock options exercised.....             --           --       178         --                  --         178
Common stock of 110 shares issued under
   employee stock purchase plan...................             --           --         4         --                  --           4
Proceeds from issuance of 16,950 shares of
   common stock in connection with dividend
   reinvestment and stock purchase plan...........             --           17       660         --                  --         677
5% common stock dividend and cash paid in
   lieu of fractional shares (109,430 shares issued)           --          110     5,466     (5,585)                 --          (9)
                                                     ------------ ------------  --------   ---------  ----------------- -----------
December 31, 2003.................................           $400       $2,292   $38,725     $7,758              $  549     $49,724
                                                     ============ ============  ========   =========  ================= ===========

                                                      See accompanying notes.



              Pennsylvania Commerce Bancorp, Inc. and Subsidiaries
                      Consolidated Statements of Cash Flows

                                                                             Year Ended December 31,
                                                                  --------------------------------------------------
                                                                     2003              2002                2001
                                                                  ----------  ---------------  -----------------
                                                                                  (in thousands)
Operating Activities
Net income.................................................           $6,557           $5,674            $4,448
Adjustments to reconcile net income to net cash
provided by operating activities:
   Provision for loan losses...............................            1,695            1,435             1,469
   Provision for depreciation and amortization.............            1,831            1,484             1,403
   Deferred income taxes...................................              285               68              (251)
   Amortization of securities premiums and accretion of
     discounts, net........................................            3,036              926               219
   Gains on sales of securities ...........................             (880)               0               (52)
   Proceeds from sales of loans............................          106,950           67,794            48,887
   Loans originated for sale...............................         (104,835)         (70,154)          (50,944)
   Gains on sales of loans.................................             (765)            (493)             (354)
   (Increase) decrease in other assets.....................          (10,724)              93              (733)
   Increase (decrease) in other liabilities ...............              (93)           1,272               724
                                                                  ----------  ---------------  -----------------
     Net cash provided by operating activities.............            3,057            8,099             4,816
                                                                  ----------  ---------------  -----------------

Investing Activities
Securities held to maturity:
   Proceeds from principal repayments and maturities.......           45,855           34,681            18,589
   Purchases ..............................................         (148,228)         (29,121)          (88,112)
Securities available for sale:
   Proceeds from principal repayments and maturities.......          191,681           77,946            43,922
   Proceeds from sales.....................................            8,294                0             7,497
Purchases .................................................         (273,431)        (176,945)          (64,833)
Net (purchase) redemption of restricted investments in bank
stock......................................................           (3,182)             548              (305)
Proceeds from sale of loans receivable.....................                0                0             3,255
Net increase in loans receivable...........................         (107,897)         (27,040)          (56,254)
Purchases of premises and equipment........................          (13,600)          (6,306)           (6,353)
                                                                  ----------  ---------------  -----------------
     Net cash used by investing activities ................         (300,508)        (126,237)         (142,594)
                                                                  ----------  ---------------  -----------------

Financing Activities
Net increase in demand, interest checking,
   money market, and savings deposits......................          166,787          159,992           102,383
Net increase in time deposits..............................           12,785            5,225            12,772
Net increase in short-term borrowings......................           79,000                0                 0
Proceeds from issuance of trust capital securities.........                0                0             8,000
Proceeds from common stock options exercised...............              556            1,738               217
Proceeds from dividend reinvestment and common stock
   purchase plan ..........................................              677              868               698
Cash dividends on preferred stock and cash in lieu of
     fractional shares.....................................              (89)             (90)              (86)
                                                                  ----------  ---------------  -----------------
     Net cash provided by financing activities.............          259,716          167,733           123,984
                                                                  ----------  ---------------  -----------------

Increase (decrease) in cash and cash equivalents...........          (37,735)          49,595           (13,794)
Cash and cash equivalents at beginning of year.............           75,450           25,855            39,649
                                                                  ----------  ---------------  -----------------
     Cash and cash equivalents at year-end.................          $37,715          $75,450           $25,855
                                                                  ==========  ===============  =================
                                              See accompanying notes.

Pennsylvania Commerce Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2003


1.  Significant Accounting Policies

         Nature of Operations and Basis of Presentation

         The consolidated financial statements include the accounts of Pennsylvania Commerce Bancorp, Inc. (the Company) and its wholly-owned subsidiaries Commerce Bank/Harrisburg, N.A. (Commerce or Bank), Commerce Harrisburg Capital Trust I (Trust I) and Commerce Harrisburg Capital Trust II (Trust II). All material intercompany transactions have been eliminated. The Company was formed July 1, 1999 and is subject to regulation of the Federal Reserve Bank.

         The Company is a one-bank holding company headquartered in Camp Hill, Pennsylvania and provides full banking services through its subsidiary Commerce Bank. As a national bank, Commerce is subject to regulation of the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. The Bank serves primarily the Harrisburg, York and Reading markets of South Central Pennsylvania.

         Estimates

         The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect reported amounts of assets and liabilities and require disclosure of contingent assets and liabilities. In the opinion of management, all adjustments considered necessary for fair presentation have been included and are of a normal, recurring nature. Actual results could differ from those estimates.

         Significant Group Concentrations of Credit Risk

         Most of the Company's activities are with customers located within the South Central Pennsylvania Region. Note 3 discusses the types of securities that the Company invests in. Notes 4 and 6 discuss the types of lending that the Company engages in as well as loan concentrations. The Company does not have any significant concentrations to any one industry or customer.

         Securities

         Securities classified as held to maturity are those debt securities that the Company has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over the estimated average life of the securities.

         Securities classified as available for sale are those debt securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. Unrealized gains or losses are reported in other comprehensive income, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings. Premiums and discounts are recognized in interest income using the interest method over the estimated average life of the securities.

Pennsylvania Commerce Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2003

         Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

         Loans Receivable

         Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees and costs. Interest income is accrued on the unpaid principal balance. Loan origination fees and costs are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Bank is generally amortizing these amounts over the contractual life of the loan.

         The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

         Allowance for Loan Losses

         The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

         The allowance consists of specific and general components. The specific component relates to loans that are classified impaired. For such loans, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. Additionally, the general component is maintained to cover uncertainties that could affect management's estimates of probable losses. This component reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating losses in the portfolio.

         The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans. A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment

Pennsylvania Commerce Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2003

include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

         Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

         Loans Held for Sale

         Loans held for sale are comprised of residential loans and student loans that the Company originates with the intention of selling in the future. These loans are carried at the lower of cost or estimated fair value, calculated in the aggregate.

         Restricted Investments in Bank Stock

         Restricted investments in bank stocks include Federal Home Loan Bank
(FHLB) and Federal Reserve Bank Stocks. Federal law requires a member institution of the FHLB system to hold stock of its district FHLB according to a predetermined formula. The stock is carried at cost.

         Advertising Costs

         The Company follows the policy of charging the costs of advertising to expense as incurred.

         Income Taxes

         Deferred income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted through the provision for income taxes for the effects of changes in tax laws and rates on the date of enactment.

         Bank Premises and Equipment

         Bank premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is charged to operations over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Depreciation and amortization are determined on the straight-line methods for financial reporting purposes, and accelerated methods for income tax purposes.

Pennsylvania Commerce Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2003

         Foreclosed Assets

         Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets. Foreclosed assets are included in other assets.

         Transfers of Financial Assets

         Transfers of financial assets, including sales of loans and loan participations, are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

         Per Share Data

         Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued as well as any adjustments to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method. Per share amounts have been adjusted to give retroactive effect to stock dividends declared through January 30, 2004.

         Off Balance Sheet Financial Instruments

         In the ordinary course of business, the Company has entered into off balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded on the balance sheet when they become payable by the borrower to the Company.

         Cash Flow Information

         For purposes of the statements of cash flows, the Company considers cash and due from banks and federal funds sold as cash and cash equivalents. Generally, federal funds are purchased and sold for one-day periods. Cash paid during the years ended December 31, 2003, 2002, and 2001 for interest was $12.0 million, $14.3 million and $16.2 million respectively. Income taxes paid totaled $2.5 million, $2.6 million and $2.4 million in 2003, 2002 and 2001, respectively.

         Stock-Based Compensation

         The Company accounts for stock awards issued to directors, officers and key employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25. This method requires that compensation expense be recognized to the extent that the fair value of the stock exceeds the exercise price of the stock award at the grant date. The Company generally does not recognize

Pennsylvania Commerce Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2003

compensation expense related to stock awards because the stock awards generally have fixed terms and exercise prices that are equal to or greater than the fair value of the Company's common stock at the grant date.

         For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro-forma information is presented in the following table.


                                                                         Year Ended December 31,
                                                              ---------------------------------------------
                                                                 2003              2002             2001
                                                              ------------- ----------------- -------------
                                                                               (in thousands)
Net income:
   As reported....................................               $6,557           $5,674            $4,448
Total stock-based compensation cost, net of tax,
 that would have been included in the
 determination of net income if the fair value
 based method had been applied to all awards......                 (814)          (1,434)             (952)
                                                              ------------- ----------------- -------------
   Pro-forma......................................                5,743            4,240             3,496
Reported earnings per share:
   Basic..........................................                $2.88            $2.58             $2.14
   Diluted........................................                 2.68             2.37              1.94
Pro-forma earnings per share:
   Basic..........................................                $2.51            $1.92             $1.67
   Diluted........................................                 2.34             1.76              1.51


         The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 2003, 2002, and 2001 respectively: risk-free interest rates of 3.4%, 4.7% and 4.8%; volatility factors of the expected market price of the Company's common stock of .21, .33, and .28; weighted-average expected life of the options of 10 years; and no cash dividends.

         Had compensation costs for stock options granted in 2003, 2002 and 2001 been determined based on the fair value at the grant dates for awards under the plan consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share for the years ended December 31, 2003, 2002 and 2001 would have been reduced to the proforma amounts indicated.

Pennsylvania Commerce Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2003

         New Accounting Standards

         In November 2002, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under certain specified guarantees. Under FIN 45, the Company does not issue any guarantees that would require liability recognition or disclosure, other than its standby letters of credit, as discussed in Note 5. Adoption of FIN 45 did not have a significant impact on the Company's financial condition or results of operations.

         In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 was revised in December 2003. This Interpretation provides new guidance for the consolidation of variable interest entities (VIEs) and requires such entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among parties involved. The Interpretation also adds disclosure requirements for investors that are involved with unconsolidated VIEs. The disclosure requirements apply to all financial statements issued after December 31, 2003. The consolidation requirements apply to companies that have interests in special-purpose entities for periods ending after December 15, 2003. Consolidation of other types of VIEs is required in financial statements for periods ending after March 15, 2004.

         In its current form, FIN 46 will require the Company to deconsolidate its investment in Trust I and Trust II after the March 15, 2004 effective date. The deconsolidation of subsidiary trusts of bank holding companies formed in connection with the issuance of trust preferred securities, like Trust I and Trust II, appears to be an unintended consequence of FIN 46. Upon adoption of FIN 46 as of March 31, 2004, the trusts will be deconsolidated and the junior subordinated debentures will be reported in the balance sheet as "Long-term debt." The Company's equity interest in the trusts, which is not significant, will be reported in "Other assets." In July 2003, the Board of Governors of the Federal Reserve System issued a supervisory letter instructing bank holding companies to continue to include the trust preferred securities in their Tier 1 capital for regulatory capital purposes until notice is given to the contrary. The Federal Reserve intends to review the regulatory implications of any accounting treatment changes and, if necessary or warranted, provide further appropriate guidance. If the outcome is that Trust I and Trust II are no longer included in consolidated results, the Corporation will still meet all regulatory capital requirements to which they are subject.

         In April 2003, the Financial Accounting Standards Board (FASB) issued Statement No. 149, "Amendment of Statement No. 133, Accounting for Derivative Instruments and Hedging Activities." This Statement clarifies the definition of a derivative and incorporates certain decisions made by the Board as part of the Derivatives Implementation Group process. This Statement is effective for contracts entered into or modified and for hedging relationships designated after June 30, 2003 and should be applied prospectively. The provisions of the Statement that relate to implementation issues addressed by the Derivatives Implementation Group that have been effective should continue to be applied in accordance with their respective dates. Adoption of this standard did not have an impact on the Company's financial condition or results of operations.

         In May 2003, the Financial Accounting Standards Board issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement

Pennsylvania Commerce Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2003

requires that an issuer classify a financial instrument that is within its scope as a liability. Many of these instruments were previously classified as equity. This Statement was effective for financial instruments entered into or modified after May 31, 2003 and otherwise was effective beginning July 1, 2003. The adoption of this standard did not have an impact on the Company's financial condition or results of operations.

         Segment Reporting

         Commerce acts as an independent community financial services provider, and offers traditional banking and related financial services to individual, business and government customers. Through its branches, the Company offers a full array of commercial and retail financial services.

         Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial and retail operations of the Company. As such, discrete financial information is not available and segment reporting would not be meaningful.

2.  Restrictions on Cash and Due From Bank Accounts

         The Bank is required to maintain average reserve balances with the Federal Reserve Bank. The average amount of those reserve balances maintained for 2003 and 2002 was approximately $6.5 million and $4.3 million, respectively.

3.  Securities

         The amortized cost and fair value of securities are summarized in the following tables.


                                                                                  December 31, 2003
                                                              ---------------------------------------------------------
                                                                                Gross          Gross
                                                                              Unrealized    Unrealized
                                                              Amortized Cost    Gains         Losses        Fair Value
                                                              -------------- ------------ -------------- ---------------
                                                                                    (in thousands)
   Available for Sale
   U.S. Government Agency securities......................... $     24,000   $         10     $(438)      $     23,572
   Mortgage-backed securities................................      248,555          1,726      (683)           249,598
   Corporate debt securities.................................        2,013            217         0              2,230
                                                              -------------- ------------ -------------- ---------------
        Total................................................ $    274,568   $      1,953   $(1,121)      $    275,400
                                                              ============== ============ ============== ===============

   Held to Maturity
   U.S. Government Agency securities ........................ $     40,010   $        243     $(734)      $     39,519
   Municipal securities......................................        6,845            107      (198)             6,754
   Mortgage=backed securities................................      135,925          1,609    (1,044)           136,490
   Corporate debt securities.................................       17,083          1,722         0             18,805
                                                              -------------- ------------ -------------- ---------------
       Total................................................. $    199,863   $      3,681   $(1,976)      $    201,568
                                                              ============== ============ ============== ===============

Pennsylvania Commerce Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2003


                                                                                    December 31, 2002
                                                                ----------------------------------------------------------
                                                                                Gross         Gross
                                                                Amortized    Unrealized     Unrealized
                                                                  Cost          Gains         Losses         Fair Value
                                                                ----------  ------------  -----------    -----------------
                                                                                      (in thousands)
      Available for Sale
      U.S. Government Agency securities.......................$     12,307  $        204  $         0    $         12,511
      Mortgage=backed securities..............................     184,793         2,203         (526)            186,470
      Corporate debt securities...............................       6,033           422            0               6,455
                                                                ----------  ------------  -----------    -----------------
           Total..............................................$    203,133  $      2,829  $      (526)   $        205,436
                                                                ==========  ============  ===========    =================
      Held to Maturity
      U.S. Government Agency securities.......................$     10,005  $        525  $         0    $         10,530
      Municipal securities....................................       1,996            79            0               2,075
      Mortgage=backed securities..............................      63,909         2,284           (8)             66,185
      Corporate debt securities ..............................      21,715           795         (264)             22,246
                                                                ----------  ------------  -----------    -----------------
           Total..............................................$     97,625  $      3,683  $      (272)   $        101,036
                                                                ==========  ============  ===========    =================

         The amortized cost and fair value of debt securities at December 31, 2003 by contractual maturity are shown in the following table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.


                                                         Held to Maturity                  Available for Sale
                                               ------------------------------------ ---------------------------------
                                                  Amortized            Fair             Amortized          Fair
                                                     Cost              Value              Cost             Value
                                               ---------------- ------------------- ----------------- ---------------
                                                                         (in thousands)
Due in one year or less.................       $        1,100   $        1,128      $            0    $            0
Due after one year through five years...                4,534            4,901                   0                 0
Due after five years through ten years..               18,956           18,910               5,000             4,899
Due after ten years.....................               39,348           40,139              21,013            20,903
                                               --------------    -------------      --------------    --------------
                                                       63,938           65,078              26,013            25,802
Mortgage=backed securities..............              135,925          136,490             248,555           249,598
                                               --------------    -------------      --------------    --------------
    Total...............................       $      199,863    $     201,568      $      274,568    $      275,400
                                               ==============    =============      ==============    ==============

         Gross gains of $640,000 and gross losses of $0 were realized on sales of securities available for sale in 2003. Additionally, gross gains of $240,000 and gross losses of $0 were realized on sales of securities held to maturity. The sale of securities held to maturity consisted of $4.5 million of corporate bonds which were sold solely due to a continued deterioration in the issuer's creditworthiness over the past three years. The securities were sold prior to December 31, 2003 and settled in January 2004.

         There were no sales of securities available for sale in 2002. Gross gains of $53,000 and gross losses of $1,000 were realized on sales of securities available for sale in 2001.

         At December 31, 2003 and 2002 securities with a fair value of $257.1 million and $200.1 million respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

         The following table shows the Company's investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

Pennsylvania Commerce Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2003


                                           Less than 12 months        12 months or more               Total
                                         -----------------------  -------------------------  ------------------------
                                            Fair      Unrealized     Fair      Unrealized       Fair      Unrealized
                                            Value       Losses       Value       Losses        Value        Losses
                                         ---------- ------------  ----------- -------------  --------- --------------
                                                                        (in thousands)
Available for Sale
U.S. Government Agency securities...     $   13,562  $     (438)   $      --   $        --     $  13,562   $     (438)
Mortgage-backed securities..........         84,564        (639)       4,684           (44)       89,248         (683)
Corporate debt securities...........             --          --           --            --            --           --

Held to Maturity
U.S. Government Agency securities...         29,272        (734)          --            --        29,272         (734)
Municipal securities................          4,650        (198)          --            --         4,650         (198)
Mortgage-backed securities..........         53,408      (1,044)          --            --        53,408       (1,044)
Corporate debt securities...........             --          --           --            --            --           --
                                         ---------- ------------  ----------- -------------    --------- -------------

   Total temporarily impaired
   securities.......................     $  185,456  $   (3,053)   $   4,684   $       (44)    $ 190,140   $   (3,097)
                                         ========== ============  =========== =============    ========= =============


         The table above represents 48 securities where the current fair value is less than the related amortized cost.

         In management's opinion, the unrealized losses reflects changes in interest rates subsequent to the acquisition of specific securities and represent temporary impairment of the securities.

4.  Loans Receivable and Allowance for Loan Losses

         A summary of loans receivable is as follows:


                                                                         December 31,
                                                                -------------------------------
                                                                     2003            2002
                                                                --------------  ---------------
                                                                        (in thousands)
Real Estate:
    Commercial Mortgage.....................................           $194,609       $144,959
    Construction and land development.......................             26,895         31,034
    Residential Mortgage....................................             72,713         66,190
    Tax-Exempt..............................................              5,720          5,629
Commercial Business.........................................             58,894         49,226
Consumer....................................................             71,007         34,598
Lines of Credit.............................................             46,106         37,245
                                                                --------------- --------------
                                                                        475,944        368,881
Less: Allowance for Loan Losses.............................              6,007          5,146
                                                                --------------- --------------
Net Loans Receivable........................................           $469,937       $363,735
                                                                =============== ==============

Pennsylvania Commerce Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2003

         The following is a summary of the transactions in the allowance for loan losses.

                                                                   Year Ended December 31,
                                                            ---------------------------------------
                                                              2003          2002          2001
                                                            ---------- ------------- --------------
                                                                       (in thousands)
Balance at beginning of year.........................       $    5,146    $    4,544    $    3,732
Provision charged to expense.........................            1,695         1,435         1,469
Recoveries...........................................              266           116            24
Loans charged off....................................           (1,100)         (949)         (681)
                                                            ---------- ------------- --------------
Balance at end of year...............................       $    6,007    $    5,146    $    4,544
                                                            ========== ============= ==============

         At December 31, 2003 and 2002, the recorded investment in loans considered to be impaired under FASB Statement No. 114 "Accounting by Creditors for Impairment of a Loan" totaled $9.8 million and $1.5 million, respectively. At December 31, 2003, $2.5 million of impaired loans have a specific valuation allowance of $1.5 million as compared to $934,000 of impaired loans having a specific valuation allowance of $481,000 at December 31, 2002. Total non-accrual loans at December 31, 2003 and 2002 totaled $787,000 and $1.6 million, respectively. Loans past due 90 days or more and still accruing totaled $385,000 at December 31, 2003 and $55,000 at December 31, 2002.

         Impaired loans averaged approximately $5.5 million, $1.5 million and $531,000 during 2003, 2002 and 2001, respectively. Interest income recognized on these loans amounted to $41,000, $79,000 and $33,000 during 2003, 2002 and 2001, respectively.

         Certain directors and executive officers of the Company, including their associates and companies, have loans with the Bank. Such loans were made in the ordinary course of business at the Bank's normal credit terms including interest rate and collateralization, and do not represent more than a normal risk of collection. Total loans to these persons and companies amounted to approximately $14.0 million and $11.3 million at December 31, 2003 and 2002, respectively. During 2003, $7.8 million of new advances were made and repayments totaled $5.1 million.

5.  Loan Commitments and Standby Letters of Credit

         Loan commitments are made to accommodate the financial needs of Commerce's customers. Standby letters of credit commit the Bank to make payments on behalf of customers when certain specified future events occur. They primarily are issued to facilitate the customers' normal course of business transactions. Historically, almost all of the Bank's standby letters of credit expire unfunded.

         Both types of lending arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Bank's normal credit policies. Letter of credit commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.

         Outstanding letters of credit written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The majority of these standby letters of credit expire within the next twelve months. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments. The Bank requires collateral supporting

Pennsylvania Commerce Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2003

these letters of credit as deemed necessary. Management believes that the proceeds obtained through a liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees. The current amount of the liability as of December 31, 2003 for guarantees under standby letters of credit issued is not material.

         The Bank's maximum exposure to credit loss for loan commitments (unfunded loans and unused lines of credit, including home equity lines of credit) and standby letters of credit outstanding were as follows:


                                                               December 31,
                                                 -------------------------------------
                                                        2003                2002
                                                 ---------------- --------------------
                                                           (in thousands)
Commitments to grant loans..................     $            452   $          1,628
Unfunded commitments of existing loans......              109,648             68,105
Standby letters of credit...................                8,426              7,265
                                                 ---------------- --------------------
Total.......................................     $        118,526   $         76,998
                                                 ================ ====================


6.  Concentrations of Credit Risk

         The Company's loan portfolio is principally to borrowers throughout Cumberland, Dauphin, York, Lebanon and Berks counties of Pennsylvania where it has full-service branch locations. Commercial real estate loans and loan commitments for commercial real estate projects aggregated $238 million at December 31, 2003.

         Commercial real estate loans are collateralized by the related project (principally office buildings, multifamily residential, land development, and other properties) and the Company generally requires loan-to-value ratios of no greater than 80%. Collateral requirements on such loans are determined on a case-by-case basis based on management's credit evaluations of the respective borrowers.

7.  Bank Premises, Equipment and Leases

         Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the following estimated useful lives of the related assets:

                                                                  Years
        Buildings and leasehold improvements...........          2 -- 39.5
        Furniture, fixtures and equipment..............          5 -- 10
        Computer equipment and software................          3 -- 5

Pennsylvania Commerce Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2003


A summary of premises and equipment is as follows:

                                                                December 31,
                                                 -----------------------------------
                                                         2003                2002
                                                 -----------------   -----------------
                                                                 (in thousands)
        Land................................     $           7,753   $           4,211
        Buildings...........................                26,398              19,941
        Leasehold improvements..............                 2,618               1,919
        Furniture, fixtures, and equipment..                11,609               8,956
                                                 -----------------   -----------------
                                                            48,378              35,027
        Less accumulated depreciation
           and amortization.................                10,200               8,618
                                                 -----------------   -----------------
                                                 $          38,178   $          26,409
                                                 =================   =================

         Land, buildings and equipment are leased under noncancelable operating lease agreements that expire at various dates through 2023. Total rental expense for operating leases in 2003, 2002 and 2001 was $1.4 million, $1.1 million and $908,000, respectively. At December 31, 2003, future minimum lease payments for noncancelable operating leases are payable as follows:

                                                                (in thousands)
        2004.................................................        $ 1,618
        2005.................................................          1,359
        2006.................................................          1,259
        2007.................................................          1,215
        2008.................................................          1,026
        Thereafter...........................................         10,249
                                                                     -------
        Total minimum lease payments.........................        $16,726
                                                                     =======

8.  Deposits

         The composition of deposits is as follows:

                                                          December 31,
                                                       ---------------------
                                                        2003           2002
                                                       --------     --------
                                                         (in thousands)
        Demand.....................................    $170,414     $127,199
        Interest checking and money market.........     312,282      214,293
        Savings....................................     241,603      216,020
        Time certificates $100,000 or more.........      91,399       79,870
        Other time certificates....................      90,829       89,573
                                                       --------     --------
                                                       $906,527     $726,955
                                                       ========     ========

Pennsylvania Commerce Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2003



At December 31, 2003, the scheduled maturities of time deposits are as follows:

                                                          (in thousands)
          2003.....................................         $135,853
          2004.....................................           15,635
          2005.....................................            8,176
          2006.....................................           14,257
          2007.....................................            8,307
                                                            --------
                                                            $182,228
                                                            ========


9.  Short-term Borrowings

         Short-term borrowings consist of securities sold under agreements to repurchase and lines of credit. The Bank has a line of credit commitment from the Federal Home Loan Bank (FHLB) for borrowings up to $215 million and certain qualifying assets of the Bank collateralize the line. At December 31, 2003, there was $39 million outstanding on this line of credit at a rate of 1.06%. The Bank has availability under two repurchase agreements to borrow up to $45 million of which $40 million was outstanding as of December 31, 2003 at a rate of 1.23%. The Company has $45 million in securities pledged at December 31, 2003 under the repurchase agreements. These securities are under the Company's control. In addition, the Bank has a line of credit of $10 million from another bank all of which was available as of December 31, 2003. There were no short-term borrowings outstanding at December 31, 2002.

10.  Long-term Debt

         On June 15, 2000, the Company issued $5 million of 11% Trust Capital Securities to Commerce Bancorp, Inc. through Trust I, a Delaware business trust subsidiary. The Trust Capital Securities evidence a preferred ownership interest in the Trust, of which the Company owns 100% of the common equity. The proceeds from the issuance of the Trust Capital Securities were invested in substantially similar Junior Subordinated Debt of the Company. The Company unconditionally guarantees the Trust Capital Securities. Interest on the debt is payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year. The Trust Capital Securities are scheduled to mature on June 15, 2030. The Trust Capital Securities may be redeemed in whole or in part at the option of the Company on or after June 15, 2010 at 105.50% of the principal plus accrued interest, if any. The redemption price declines by 0.55% on June 15 of each year from 2011 through 2020 at which time the securities may be redeemed at 100% of the principal plus accrued interest, if any, to the date fixed for redemption, subject to certain conditions. All $5 million of the Trust Capital Securities qualified as Tier 1 capital for regulatory capital purposes.

         On September 28, 2001, the Company issued $8 million of 10% Trust Capital Securities to Commerce Bancorp, Inc. through Trust II, a Delaware business trust subsidiary. The issuance of the Trust Capital Securities has similar properties as the Trust I. The Trust Capital Securities evidence a preferred ownership interest in the Trust II of which the Company owns 100% of the common equity. The proceeds from the issuance of the Trust Capital Securities were invested in substantially similar Junior Subordinated Debt of the Company. The Company unconditionally guarantees the Trust Capital Securities. Interest on the debt is payable quarterly with similar terms as in the Trust I. The Trust Capital

Pennsylvania Commerce Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2003

Securities are scheduled to mature on September 28, 2031. The Trust Capital Securities may be redeemed in whole or in part at the option of the Company on or after September 28, 2011 at 105.00% of the principal plus accrued interest, if any. The redemption price declines by 0.50% on September 28 of each year from 2012 through 2021 at which time the securities may be redeemed at 100% of the principal plus accrued interest, if any, to the date fixed for redemption, subject to certain conditions. All $8 million of the Trust Capital Securities qualified as Tier 1 capital for regulatory capital purposes.

11.  Income Taxes

         A reconciliation of the provision for income taxes and the amount that would have been provided at statutory rates is as follows:

                                                                      Year Ended December 31,
                                                                  --------------------------------
                                                                   2003         2002         2001
                                                                  ------       ------       ------
                                                                          (in thousands)
        Provision at statutory rate on pre-tax income....         $3,289       $2,905       $2,271

        Tax-exempt income on loans and investments.......           (218)         (76)         (73)
        Other............................................             47           42           34
                                                                  ------       ------       ------
                                                                  $3,118       $2,871       $2,232
                                                                  ======       ======       ======


The components of income tax expense are as follows:

                                                                   Year Ended December 31,
                                                              ------------------------------------
                                                                2003         2002         2001
                                                              ----------   ---------   -----------
                                                                         (in thousands)
        Current............................................   $    2,833   $   2,803   $     2,483
        Deferred...........................................          285          68          (251)
                                                              ----------   ---------   -----------
                                                              $    3,118   $   2,871   $     2,232
                                                              ==========   =========   ===========


The components of the net deferred tax assets were as follows:

                                                                          December 31,
                                                               ------------------------------
                                                                     2003             2002
                                                               --------------     -----------
                                                                        (in thousands)
        Deferred tax assets:
          Allowance for loan losses........................    $        2,042     $     1,749
          Other............................................                59              41
                                                               --------------     -----------
        Total deferred tax assets..........................             2,101           1,790
                                                               --------------     -----------
        Deferred tax liabilities:
          Premises and equipment...........................            (1,178)           (583)
          Unrealized gains on securities...................              (283)           (783)
          Prepaid expenses.................................               (84)            (83)
                                                               --------------     -----------
        Total deferred tax liabilities.....................            (1,545)         (1,449)
                                                               --------------     -----------
        Net deferred tax assets............................    $          556     $       341
                                                               ==============     ===========

Pennsylvania Commerce Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2003


         Income taxes of $299,000, $0 and $18,000 were recognized on net securities gains in 2003, 2002 and 2001 respectively. During 2003, 2002 and 2001, the Company received a deduction on its federal income tax return totaling $178,000, $378,000, and $78,000, respectively for the exercise of non-qualified stock options and disqualified dispositions of employee stock from options exercised.

12.  Stockholders Equity

         At December 31, 2003, Commerce Bancorp, Inc., owned 40,000 shares of the Company's Series A $10 par value noncumulative nonvoting preferred stock and warrants that entitle the holder to purchase 143,666 shares (adjusted for common stock dividends) of the Company's common stock, exercisable at $6.95 per share (adjusted for common stock dividends), in the event of a "change in control" (as defined in the Warrant Agreement). Such warrants are fully transferable and expire on October 7, 2008. None of these warrants were exercised during 2003 or 2002. The preferred stock is redeemable at the option of the Company at the price of $25 per share plus any unpaid dividends. Dividends on the preferred stock are payable quarterly at a rate of $2 per share per annum.

         The Company has implemented a dividend reinvestment and stock purchase plan. Holders of common stock may participate in the plan in which reinvested dividends and voluntary cash payments of up to $5,000 per quarter (subject to change) may be reinvested in additional common shares at a 3% discount (subject to change) from the current market price. Employees who have been continuously employed for at least one year are also eligible to participate in the plan under the same terms as listed above for shareholders. A total of 17,060 and 22,173 common shares were issued pursuant to this plan in 2003 and 2002, respectively. At December 31, 2003, the Company had reserved approximately 430,000 common shares to be issued in connection with the plan.

         On January 30, 2002, the Board of Directors declared a 5% common stock dividend payable on February 25, 2002, to shareholders of record on February 11, 2002. Payment of the stock dividend resulted in the issuance of approximately 89,000 additional common shares.

         On January 24, 2003, the Board of Directors declared a 5% common stock dividend payable on February 24, 2003, to shareholders of record on February 7, 2003. Payment of the stock dividend resulted in the issuance of approximately 101,000 additional common shares.

         On January 23, 2004, the Board of Directors declared a 5% common stock dividend payable on February 23, 2004, to shareholders of record on February 6, 2004. Payment of the stock dividend resulted in the issuance of approximately 109,000 additional common shares.

         All common stock and per share data included in these financial statements have been restated for these stock dividends.

Pennsylvania Commerce Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2003

13.  Earnings per Share

         The following table sets forth the computation of basic and diluted earnings per share.

                                                       For the Year Ended December 31,
                           -----------------------------------------------------------------------------------------
                                     2003                           2002                           2001
                           ---------------------------- ------------------------------- ----------------------------
                                             Per Share                      Per Share                      Per Share
                           Income    Shares   Amount     Income    Shares    Amount     Income    Shares    Amount
                           ------- --------- ---------- -------- --------- ------------ ------- --------- ----------
                                                 (in thousands except per share amounts)
Basic earnings per
share:
  Net income..........    $6,557                         $5,674                         $4,448
  Preferred stock
  dividends...........       (80)                           (80)                           (80)
                           -----    -----    --------     -----     -----  --------      -----     -----  ---------

  Income available to
    common stockholders    6,477    2,253    $   2.88     5,594     2,166  $   2.58      4,368     2,043  $    2.14
Effect of dilutive
securities:
  Stock options.......                165                             198                            204
                           -----    -----    --------     -----     -----  --------      -----     -----  ---------
Diluted earnings per
share:
  Income available to
    common stockholders
    plus assumed
    conversions.......    $6,477    2,418    $   2.68    $5,594     2,364  $   2.37     $4,368     2,247  $    1.94
                           =====    =====    ========     =====     =====  ========      =====     =====  =========


         All options outstanding were included in the computation of diluted EPS for the year ended December 31, 2003, and year ended December 31, 2002 because the options' exercise price was lower than the average market price of the common shares.

         Options to purchase 91,742 shares of common stock at $31.10, which were outstanding during 2001, were not included in the computation of diluted EPS for the year ended December 31, 2001 because the options' exercise price was greater than the average market price of the common shares.

14.  Stock Option Plans

         The 1996 Employee Stock Option Plan covers 527,369 authorized shares of common stock reserved for issuance upon exercise of options granted or available for grant to officers and key employees and will expire on December 31, 2005. The Plan provides that the option price of qualified incentive stock options will be fixed by the Board of Directors, but will not be less than 100% of the fair market value of the stock at the date of grant. In addition, the Plan provides that the option price of nonqualified stock options also will be fixed by the Board of Directors, however for nonqualified stock options the option price may be less than 100% of the fair market value of the stock at the date of grant. Options granted are exercisable one year after the date of grant, subject to certain vesting provisions, and expire ten years after the date of grant.

         In 2000, the Company's shareholders approved the adoption of the 2001 Directors' Stock Option Plan. The Plan commenced January 1, 2001 and replaced the 1990 Directors' Stock Option Plan, which expired December 31, 2000. The Plan covers 121,550 authorized shares of common stock reserved for issuance upon exercise of options granted or available for grant to directors and will expire on December 31, 2010. Under the Company's Directors' Stock Option Plan, each Director of the Company who is not regularly employed on a salaried basis by the Company may be entitled to an option to acquire shares, as determined by the Board of Directors, of the Company's common stock during each year in which the Director serves on the Board. The Plan provides that the option price will be fixed by the Board of Directors, but will not be less than 100% of the fair market value of the stock on the date of the grant.

Pennsylvania Commerce Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2003

Options granted are exercisable from the earlier of one year after the date of the option grant, or (2) the date of a change in control of the Bank.

         The Company has adopted the disclosure-only provisions of Standards of Financial Accounting Standards (SFAS) No. 123 "Accounting for Stock-Based Compensation." Accordingly, no compensation costs have been recognized for options granted in 2003, 2002 or 2001.

Stock options transactions under the Plans were as follows:

                                                                   Year Ended December 31,
                                        ------------------------------------------------------------------------------
                                                  2003                       2002                      2001
                                        -------------------------- ------------------------- -------------------------
                                              Weighted Avg.             Weighted Avg.              Weighted Avg.
                                        -------------------------- ------------------------- -------------------------
                                         Options   Exercise Price   Options   Exercise Price  Options   Exercise Price
                                        --------- ---------------- --------- --------------- --------- ---------------
Outstanding at beginning of year....    442,494    $     18.81     577,737    $     17.83    507,071    $       14.83
Granted.............................     93,720          35.96      14,555          34.69    104,602            30.30
Exercised...........................    (53,289)         12.13    (123,982)         14.03    (26,528)            8.11
Forfeited...........................     (8,791)         32.92     (25,816)         29.13     (7,408)           22.89
                                        -------    -----------     -------    -----------    -------    -------------
Outstanding at end of year..........    474,134    $     22.67     442,494    $     18.81    577,737    $       17.83
Exercisable at December 31..........    367,393    $     19.15
Options available for grant at
December 31.........................    185,180
Weighted-average fair value of options
   granted during the year..........               $     12.54                $     17.94               $       17.73

         Exercise prices for options outstanding as of December 31, 2003 are presented in the following table.

                                                                  As of December 31, 2003
                                       ---------------------------------------------------------------------------------
                                         Options      Weighted Avg.       Weighted Avg.      Options      Weighted Avg.
                                       Outstanding    Exercise Price       Contractual     Exercisable    Exercise Price
                                       ------------  ----------------  ----------------  --------------  ---------------
Options with exercise prices
    ranging from $4.18 to $15.00. ..        128,685         $ 9.35        2.6 Years        128,685            $ 9.35
Options with exercise prices
    ranging from $15.01 to $25.00 ..        178,205          21.70        5.7 Years        172,882             21.63
Options with exercise prices
    ranging from $25.01 to $36.05 ..        167,244          33.93        9.1 Years         65,826             31.76
                                            -------         ------        ---------        -------            ------
Total options outstanding with
    exercise prices ranging from
    $4.18 to $36.05................         474,134         $22.67        6.0 Years        367,393            $19.15
                                            =======         ======        =========        =======            ======


15.  Regulatory Matters

         Regulatory authorities restrict the amount of cash dividends the Bank can declare without prior regulatory approval. Presently, the Bank cannot declare a cash dividend in excess of its accumulated retained earnings.

         The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Pennsylvania Commerce Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2003

         Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2003, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

         As of December 31, 2003, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

         The following table presents the risk-based and leverage capital amounts and ratios at December 31, 2003 and 2002 for the Company and the Bank.

                                                                                                       To Be Well Capitalized
                                                                        For Capital                    Under Prompt Corrective
                                           Actual                     Adequacy Purposes                   Action Provisions
                                     ------------------        ---------------------------------  ----------------------------------
                                     Amount       Ratio              Amount          Ratio              Amount          Ratio
                                     ------       -----              ------          -----              ------          -----
                                                                     (dollars in thousands)
Company
As of December 31, 2003
  Risk-based capital ratios:
    Total capital.............         $68,191    10.49%        =>  $52,000        =>  8.0%               N/A            N/A
    Tier 1 capital............          62,184     9.57         =>   26,000        =>  4.0                N/A            N/A
    Leverage ratio............          62,184     6.19         =>   40,198        =>  4.0                N/A            N/A
Bank
As of December 31, 2003
  Risk-based capital ratios:
    Total capital.............         $67,714    10.42%        =>  $51,992        =>  8.0%       =>  $64,990        => 10.0%
    Tier 1 capital............          61,707     9.49         =>   25,996        =>  4.0        =>   38,994        =>  6.0
    Leverage ratio............          61,707     6.14         =>   40,173        =>  4.0        =>   50,216        =>  5.0

Company
As of December 31, 2002
  Risk-based capital ratios:
    Total capital.............         $59,438    12.22%        =>  $38,907        =>  8.0%               N/A            N/A
    Tier 1 capital............          54,292    11.16         =>   19,454        =>  4.0                N/A            N/A
    Leverage ratio............          54,292     7.00         =>   31,012        =>  4.0                N/A            N/A
Bank
As of December 31, 2002
  Risk-based capital ratios:
    Total capital.............         $59,160    12.17%        =>  $38,897        =>  8.0%       =>  $48,622        => 10.0%
    Tier 1 capital............          54,014    11.11         =>   19,449        =>  4.0        =>   29,173        =>  6.0
    Leverage ratio............          54,014     6.97         =>   30,988        =>  4.0        =>   38,735        =>  5.0



16.  Employee Benefit Plan

         The Company has established a 401(k) Retirement Savings Plan for all of its employees who meet eligibility requirements. Employees may contribute up to 15% of their salary to the Plan. The Company will provide a discretionary matching contribution for up to 6% of each employee's salary. For 2003, 2002, and 2001, the Company's matching contribution was established at 25% of the employees' salary deferral. The amount charged to expense was $96,000, $98,000, and $84,000 in 2003, 2002, and 2001, respectively.

Pennsylvania Commerce Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2003

17.  Comprehensive Income

         Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income are components of comprehensive income.

         The only comprehensive income item that the Company presently has is unrealized gains (losses) on securities available for sale. The federal income taxes allocated to the unrealized gains (losses) are presented in the table below. The reclassification adjustments included in comprehensive income are also presented.

                                                           Year Ended December 31,
                                                      -----------------------------------
                                                       2003          2002            2001
                                                      -----         ------           ----
                                                                (in thousands)
           Unrealized holding gains (losses)
             arising during the year............      $(831)        $2,471           $908
           Less reclassification adjustment
             for gains (losses) included in
             net income.........................        640              0             52
                                                      -----         ------           ----
           Net unrealized gains (losses)........     (1,471)         2,471            856
           Tax (expense) benefit................        500           (840)          (291)
                                                      -----         ------           ----
           Net of tax amount....................      $(971)        $1,631           $565
                                                      =====         ======           ====

18.  Commitments and Contingencies

         The Company has entered into an agreement to purchase the land located at the corner of Friendship Road and TecPort Drive in Swatara Township, Dauphin County, Pennsylvania. The Company plans to construct a Headquarters/Operations Facility on this property to be opened in 2005.

         In January 2004, the Company entered into an agreement for naming rights to Commerce Bank Park (formerly known as Riverside Stadium) located on Harrisburg City Island, Harrisburg, Pennsylvania. Commerce Bank Park is home of the Harrisburg Senators, a AA team affiliated with Major League Baseball. The term of the naming rights agreement is 15 years with a total obligation of $3.5 million spread over the term.

         In addition, the Company is also subject to certain routine legal proceedings and claims arising in the ordinary course of business. It is management's opinion that the ultimate resolution of these claims will not have a material adverse effect on the Company's financial position and results of operations.

19.  Related Party Transactions

         Commerce Bancorp, Inc. (an 8.4% shareholder of common stock and 100% shareholder of Series A preferred stock of the Company), through a subsidiary (Commerce Bank, N.A., a national bank located in Cherry Hill, New Jersey), provides various services to the Company. These services include maintenance to the branch LAN network, proof and encoding services, deposit account statement rendering, ATM/VISA card processing, data processing, and advertising support. The Company paid approximately $1.4 million, $1.2 million, and $622,000 for services provided by Commerce Bancorp, Inc.

Pennsylvania Commerce Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2003

during 2003, 2002, and 2001, respectively. Insurance premiums and commissions, which are paid to a subsidiary of Commerce Bancorp, Inc., are included in the total amount paid. The Company routinely sells loan participations to Commerce Bank, N.A. and at December 31, 2003 and 2002, approximately $2.6 million and $8.6 million, respectively, of these participations were outstanding.

         A federal funds line of credit was established with Commerce Bank N.A. in the amount of $10.0 million, which could be drawn upon if needed. The balance at December 31, 2003 and 2002 on this line was $0.

         The Company has engaged in certain transactions with entities, which would be considered related parties. Payments for goods and services, including legal services, to these related parties totaled $271,000, $557,000 and $547,000, in 2003, 2002 and 2001, respectively. Management believes disbursements made to related parties were substantially equivalent to those that would have been paid to unaffiliated companies for similar goods and services.

20.  Fair Value of Financial Instruments

         FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments" (FAS 107), requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practical to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.

         Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year ends, and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

         The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. The Company, in estimating its fair value disclosures for financial instruments, used the following methods and assumptions:

         Cash and cash equivalents

         The carrying amounts reported approximate those assets' fair value.

Pennsylvania Commerce Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2003

         Securities

         Fair values of securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

         Loans Receivable

         For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans receivable were estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loans with significant collectibility concerns were fair valued on a loan-by-loan basis utilizing a discounted cash flow method or the fair market value of the underlying collateral.

         Accrued Interest Receivable and Payable

         The carrying amount of accrued interest receivable and payable approximate their fair values.

         Deposit Liabilities

         The fair values disclosed for demand deposits (e.g., interest-bearing and noninterest-bearing checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates of deposit to a schedule of aggregated expected monthly maturities on time deposits.

         Short-term Borrowings

         The carrying amounts reported approximate those liabilities' fair value.

         Long-term Debt

         The fair values for long-term debt were estimated using the interest rate currently available from the related party that holds the existing debt.

Pennsylvania Commerce Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2003

         Off-balance Sheet Instruments

         Fair values for the Company's off-balance sheet instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The carrying amounts and fair values of the Company's financial instruments as of December 31 are presented in the following table.

                                                                     2003                              2002
                                                          -----------------------------    --------------------------
                                                          Carrying           Fair           Carrying            Fair
                                                           Amount            Value           Amount             Value
                                                          ------------  ---------------    -------------  -----------
                                                                                (in thousands)
Financial assets:
   Cash and cash equivalents...................             $ 37,715       $ 37,715          $ 75,450        $ 75,450
   Securities..................................              475,263        476,968           303,061         306,472
  Loans, net (including loans held for sale)...              479,101        496,026           374,249        393,618
  Restricted investments in bank stock.........                5,227          5,227             2,045          2,045
  Accrued interest receivable..................                4,998          4,998             3,675          3,675
Financial liabilities:
  Deposits.....................................             $906,527       $908,618          $726,955       $726,070
  Long-term debt...............................               13,000         15,610            13,000         15,231
  Short-term borrowings........................               79,000         79,000                 0              0
  Accrued interest payable.....................                  470            470               832            832
Off-balance sheet instruments:
  Standby letters of credit....................                  $ 0            $ 0               $ 0            $ 0
  Commitments to extend credit.................                    0              0                 0              0


Pennsylvania Commerce Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2003


21.  Quarterly Financial Data (unaudited)

         The following represents summarized unaudited quarterly financial data of the Company which in the opinion of management, reflects adjustments (comprising only normal recurring accruals) necessary for fair presentation (in thousands, except per share amounts):

                                                                 Three Months Ended
                                        ---------------------------------------------------------------------------
                                        December 31         September 30              June 30             March 31
                                        -------------    -------------------      ---------------     -------------
2003
Interest income........................... $12,798          $10,839                $11,127                $10,778
Interest expense..........................   2,857            2,689                  2,932                  3,174
Net interest income.......................   9,941            8,150                  8,195                  7,604
Provision for loan losses.................     495              350                    525                    325
Gains on sales of investment securities ..     592              288                      0                      0
Provision for federal income taxes .......     813              710                    801                    794
Net income................................   1,725            1,526                  1,658                  1,648
Net income per share:
  Basic...................................  $ 0.75           $ 0.67                 $ 0.73                 $ 0.73
  Diluted.................................    0.69             0.62                   0.68                   0.68

2002
Interest income........................... $10,992          $10,788                $10,342                 $9,873
Interest expense..........................   3,505            3,615                  3,599                  3,575
Net interest income.......................   7,487            7,173                  6,743                  6,298
Provision for loan losses.................     345              375                    280                    435
Gains on sales of investment
   securities.............................       0                0                      0                      0
Provision for federal income
   taxes..................................     799              741                    682                    649
Net income................................   1,570            1,467                  1,347                  1,290
Net income per share:
  Basic...................................  $ 0.70           $ 0.65                 $ 0.62                 $ 0.61
  Diluted.................................    0.65             0.60                   0.55                   0.54

Pennsylvania Commerce Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2003

22.  Condensed Financial Statements of Parent Company

Balance Sheets

                                                                            December 31,
                                                                 -------------------------------------
                                                                        2003                2002
                                                                 ----------------    -----------------
                                                                           (in thousands)
Assets
Cash.........................................................    $            518    $             252
Investment in subsidiaries:
    Banking subsidiary.......................................              62,256               55,534
    Non-banking subsidiaries.................................                 600                  600
Other assets.................................................                 107                  128
                                                                 ----------------    -----------------
Total Assets.................................................    $         63,481    $          56,514
                                                                 ================    =================
Liabilities
Long-term debt...............................................    $         13,000    $          13,000
Other liabilities............................................                 757                  702
                                                                 ----------------    -----------------
  Total liabilities..........................................              13,757               13,702
                                                                 ----------------    -----------------
Stockholders' Equity
Preferred stock..............................................                 400                  400
Common stock.................................................               2,292                2,117
Surplus......................................................              38,725               31,909
Retained earnings............................................               7,758                6,866
Accumulated other comprehensive loss.........................                 549                1,520
                                                                 ----------------    -----------------
  Total stockholders' equity.................................              49,724               42,812
                                                                 ----------------    -----------------
Total Liabilities & Stockholders' Equity.....................    $         63,481    $          56,514
                                                                 ================    =================



Statements of Income

                                                                      Year Ended December 31,
                                                             -------------------------------------
                                                                 2003         2002           2001
                                                             ---------      -------       --------
                                                                         (in thousands)
Income:
  Dividends from bank subsidiary.......................      $   1,396      $ 1,226       $    794
  Interest income......................................             62           62             32
                                                             ---------      -------       --------
                                                                 1,458        1,288            826
                                                             ---------      -------       --------
Expenses:
  Interest expense.....................................          1,418        1,416            793
  Other................................................            349          258            213
                                                             ---------      -------       --------
                                                                 1,767        1,674          1,006
                                                             ---------      -------       --------
Income (loss) before income (taxes) benefit and equity
  in undistributed net income of subsidiaries..........           (309)        (386)          (180)
Income (taxes) benefit.................................            580          548            331
                                                             ---------      -------       --------
                                                                   271          162            151
Equity in undistributed net income of bank subsidiary..          6,286        5,512          4,297
                                                             ---------      -------       --------
Net income.............................................      $   6,557      $ 5,674       $  4,448
                                                             =========      =======       ========


Pennsylvania Commerce Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2003


                            Statements of Cash Flows

                                                                     Year Ended December 31,
                                                              ----------------------------------
                                                                2003          2002          2001
                                                              ------         ------       ------
                                                                        (in thousands)
Operating Activities:
  Net Income................................................  $6,557         $5,674       $4,448
  Adjustments to reconcile net income to
  net cash provided by operating activities:
     Amortization of financing costs........................       6              6           10
     Increase in other liabilities..........................      55             30          385
  Equity in undistributed net income of bank subsidiary.....  (6,286)        (5,512)      (4,297)
                                                              ------         ------       ------
Net cash provided by operating activities...................     332            198          546
Investing Activities:
  Investment in bank subsidiary.............................  (1,210)        (2,610)      (8,786)
  Investment in nonbank subsidiaries........................       0              0         (400)
                                                              ------         ------       ------
Net cash (used) by investing activities.....................  (1,210)        (2,610)      (9,186)
Financing Activities:
  Proceeds from common stock options exercised..............     556          1,738          217
  Proceeds from issuance of long term debt..................       0              0        8,000
  Proceeds from issuance of common stock under
     stock purchase plan....................................     677            868          698
  Costs of issuing long term debt...........................       0              0          (53)
  Cash dividends on preferred stock and
   cash in lieu of fractional shares........................     (89)           (90)         (86)
                                                              ------         ------       ------
Net cash provided by financing activities...................   1,144          2,516        8,776
Increase in cash and cash equivalents.......................     266            104          136
Cash and cash equivalents at beginning of the year..........     252            148           12
                                                              ------         ------       ------
Cash and cash equivalents at end of year....................    $518           $252         $148
                                                              ======         ======       ======

                                 Pennsylvania Commerce Bancorp, Inc. and Subsidiaries
                                              Consolidated Balance Sheets

                                                                              June 30,             December 31,
                                                                          2004 (unaudited)             2003
                                                                        ---------------------- ----------------------
                                                                        (dollars in thousands, except share amounts)
Assets
Cash and due from banks............................................     $          27,271      $           37,715
Federal funds sold.................................................                     0                       0
                                                                        -----------------      ------------------
     Cash and cash equivalents.....................................                27,271                  37,715
Securities, available for sale at fair value.......................               303,904                 275,400
Securities, held to maturity at cost
     (fair value 2004: $197,390; 2003: $201,568)...................               199,838                 199,863
Loans, held for sale...............................................                 7,834                   9,164
Loans receivable, net of allowance for loan losses
     (allowance 2004: $7,019; 2003: $6,007)........................               588,398                 469,937
Restricted investments in bank stock...............................                 8,505                   5,227
Premises and equipment, net........................................                38,767                  38,178
Other assets.......................................................                10,353                  16,505
                                                                        -----------------      ------------------
     Total assets..................................................     $       1,184,870      $        1,051,989
                                                                        =================      ==================
Liabilities
Deposits:..........................................................
     Noninterest-bearing...........................................     $         182,282      $          170,414
     Interest-bearing..............................................               795,976                 736,113
                                                                        -----------------      ------------------
         Total deposits............................................               978,258                 906,527
Short-term borrowings .............................................               137,443                  79,000
Junior subordinated debt ..........................................                13,600                       0
Trust capital securities ..........................................                     0                  13,000
Other liabilities .................................................                 4,563                   3,738
                                                                        -----------------      ------------------
         Total liabilities.........................................             1,133,864               1,002,265
                                                                        -----------------      ------------------
Stockholders' Equity
Preferred stock-Series A noncumulative; $10.00 par value
     1,000,000 shares authorized; 40,000 shares issued and
     outstanding...................................................                   400                     400
Common stock-$1.00 par value; 10,000,000 shares authorized;
     issued and outstanding - 2004:  2,322,948; 2003:  2,291,805...                 2,323                   2,292
Surplus............................................................                39,902                  38,725
Retained earnings..................................................                11,588                   7,758
Accumulated other comprehensive income (loss)......................               (3,207)                     549
                                                                        -----------------      ------------------
     Total stockholders' equity....................................                51,006                  49,724
                                                                        -----------------      ------------------
     Total liabilities and stockholders' equity....................     $       1,184,870      $        1,051,989
                                                                        =================      ==================

                                             See accompanying notes.



                                      F-32



                                        Pennsylvania Commerce Bancorp, Inc. and Subsidiaries
                                                 Consolidated Statements of Income
                                                            (Unaudited)

                                                                  Three Months Ended June 30,            Six Months Ended June 30,
                                                                  -------------------------------    -----------------------------
                                                                   2004               2003                2004               2003
                                                                  -----------     ---------------    -------------     -----------
                                                                            (dollars in thousands, except per share amounts)
Interest Income
Loans receivable, including fees:
   Taxable .............................................           $8,413              $6,883            $16,031          $13,361
   Tax-exempt...........................................               73                  54                143              111
Securities:
   Taxable..............................................            6,248               4,013             12,337            8,081
   Tax-exempt...........................................              100                 121                201              212
Federal funds sold......................................                0                  56                  0              140
                                                                   ------              ------             ------           ------
            Total interest income.......................           14,834              11,127             28,712           21,905

Interest Expense
Deposits................................................            2,446               2,593              4,713            5,428
Short-term borrowings...................................              392                   0                681                0
Trust capital securities................................              355                 339                709              678
                                                                   ------              ------             ------           ------
           Total interest expense.......................            3,193               2,932              6,103            6,106
                                                                   ------              ------             ------           ------
Net interest income.....................................           11,641               8,195             22,609           15,799
Provision for loan losses...............................              675                 525              1,250              850
                                                                   ------              ------             ------           ------
            Net interest income after provision
                for loan losses ........................           10,966               7,670             21,359           14,949
                                                                   ------              ------             ------           ------

Noninterest Income
Service charges and other fees..........................            2,517               1,928              4,758            3,732
Other operating income..................................               94                  88                184              186
Gains on sales of loans.................................              105                 200                360              489
                                                                   ------              ------             ------           ------
           Total noninterest income.....................            2,716               2,216              5,302            4,407
                                                                   ------              ------             ------           ------

Noninterest Expenses
Salaries and employee benefits..........................            5,377               3,751             10,746            7,283
Occupancy...............................................            1,090                 772              2,214            1,569
Furniture and equipment.................................              602                 446              1,150              844
Advertising and marketing...............................              724                 474              1,435              918
Data processing.........................................              836                 587              1,447            1,102
Postage and supplies....................................              285                 216                573              454
Other...................................................            1,535               1,181              3,001            2,285
                                                                   ------              ------             ------           ------
            Total noninterest expenses..................           10,449               7,427             20,566           14,455
                                                                   ------              ------             ------           ------

Income before income taxes..............................            3,233               2,459              6,095            4,901
Provision for federal income taxes......................            1,052                 801              1,986            1,595
                                                                   ------              ------             ------           ------
            Net income..................................           $2,181              $1,658             $4,109           $3,306
                                                                   ======              ======             ======           ======

Net Income per Common Share
            Basic.......................................            $0.93               $0.73              $1.76            $1.46
            Diluted.....................................            $0.86               $0.68              $1.62            $1.36


                            See accompanying notes.

                                 Pennsylvania Commerce Bancorp, Inc. and Subsidiaries
                                    Consolidated Statement of Stockholders' Equity
                                                      (Unaudited)


                                                                                             Accumulated
                                                                                               Other
                                              Preferred     Common              Retained    Comprehensive
                                                Stock        Stock   Surplus    Earnings     Income (Loss)     Total
                                            ------------  --------- ---------  ----------   ---------------   -------
                                                                    (dollars in thousands)

Balance:  December 31, 2002................  $      400  $   2,117  $ 31,909   $  6,866    $       1,520   $   42,812
Comprehensive income:
Net income.................................          --         --         --     3,306                --       3,306
Change in unrealized gains (losses) on
     securities, net of reclassification
     adjustment............................          --         --         --         --            (152)        (152)
                                                                                                           ----------
Total comprehensive income.................                                                                     3,154

Dividends declared on preferred stock......          --         --         --       (40)               --         (40)
Common stock of 22,571 shares issued under
   stock option plans......................          --         23        358         --               --         381
Income tax benefit of stock options                  --         --        107         --               --         107
exercised..................................
Common stock of 70 shares issued under
   employee stock purchase plan............          --         --          2         --               --           2
Proceeds from issuance of 9,307 shares of
   common stock in connection with
   dividend-reinvestment and stock
   purchase plan...........................          --          9        337         --               --         346
5% common stock dividend and cash paid in
   lieu of fractional shares (453 shares
   issued).................................          --          1         17       (18)               --          --
                                              ---------   ---------  --------   --------    -------------   ----------
June 30, 2003..............................   $     400   $   2,150  $ 32,730   $ 10,114    $       1,368   $  46,762
                                              =========   =========  ========   ========    =============   ==========


                                                                                             Accumulated
                                                                                                 Other
                                            Preferred    Common                 Retained     Comprehensive
                                              Stock       Stock      Surplus    Earnings    Income (Loss)    Total
                                            ----------  ---------   ---------  ----------   -------------   -------
                                                                    (dollars in thousands)
Balance:  December 31, 2003..............  $       400  $    2,292  $  38,725  $  7,758        $       549  $  49,724
Comprehensive income:
Net income...............................           --          --         --     4,109                 --      4,109
Change in unrealized gains (losses) on
   securities, net of reclassification
   adjustment............................           --          --         --        --             (3,756)    (3,756)
                                                                                                              --------
Total comprehensive income...............                                                                         353
Dividends declared on preferred stock....           --          --         --       (40)                --        (40)
Common stock of 24,246 shares issued
   under stock option plans..............           --          25        448        --                 --        473
Income tax benefit of stock options
exercised................................           --          --        188        --                 --        188
Common stock of  400 shares issued under
   employee stock purchase plan..........           --          --         18        --                 --         18
Proceeds from issuance of 6,135 shares
   of common stock in connection with
   dividend reinvestment and stock
   purchase plan.........................           --           6        292        --                 --        298
5% common stock dividend and cash paid
   in lieu of fractional shares (362
   shares issued)........................           --          --        231      (239)                --         (8)
                                             ---------   ---------  --------   ---------      -------------   --------
June 30, 2004............................  $       400  $    2,323  $  39,902  $  11,588     $       (3,207)  $51,006
                                             =========   =========  ========   =========      =============   ========

                             See accompanying notes.

                            Pennsylvania Commerce Bancorp, Inc. and Subsidiaries
                                   Consolidated Statements of Cash Flows
                                                (Unaudited)

                                                                               Six Months Ended June 30,
                                                                             -----------------------------
                                                                                 2004              2003
                                                                             ---------           ---------
                                                                                     (in thousands)
Operating Activities

Net income ........................................................          $   4,109           $   3,306
Adjustments to reconcile net income to net cash
 provided by operating activities:
    Provision for loan losses .....................................              1,250                 850
    Provision for depreciation and amortization ...................              1,166                 832
    Deferred income taxes .........................................               (165)               (103)
    Amortization of securities premiums and accretion of discounts,                598               1,405
    net
    Proceeds from sale of loans ...................................             44,437              54,633
    Loans originated for sale .....................................            (42,747)            (56,442)
    Gain on sales of loans ........................................               (360)               (489)
    Stock granted under stock purchase plan .......................                 18                   2
    (Increase) decrease  in other assets ..........................              8,985                (488)
    Increase (decrease) in other liabilities ......................                825              (1,029)
                                                                             ---------           ---------
      Net cash provided by operating activities ...................             18,116               2,477

Investing Activities
Security held to maturity:
    Proceeds from principal repayments and maturities .............             25,090              23,312
    Purchases .....................................................            (25,033)            (52,812)
Securities available for sale:
    Proceeds from principal repayments and maturities .............             60,298              93,113
    Purchases .....................................................            (95,059)           (102,729)
Net increase in loans receivable ..................................           (119,711)            (38,188)
Purchases of restricted investments in bank stock .................             (3,278)               (405)
Purchases of premises and equipment ...............................             (1,755)             (5,895)
                                                                             ---------           ---------
      Net cash used by investing  activities ......................           (159,448)            (83,604)

Financing Activities
Net increase in demand deposits, interest checking,
    money market and savings deposits .............................             27,111              66,851
Net increase (decrease) in time deposits ..........................             44,620             (11,073)
Net increase in short-term borrowings .............................             58,443                   0
Proceeds from common stock options exercised ......................                473                 381
Proceeds from dividend reinvestment and common stock purchase plans                298                 346
Cash dividends on preferred stock and cash in lieu of fractional
    shares ........................................................                (57)                (50)
                                                                             ---------           ---------
      Net cash provided by financing activities ...................            130,888              56,455

      Decrease in cash and cash equivalents .......................            (10,444)            (24,672)
      Cash and cash equivalents at beginning of year ..............             37,715              75,450
                                                                             ---------           ---------
      Cash and cash equivalents at end of period ..................          $  27,271           $  50,778
                                                                             =========           =========

                             See accompanying notes.

Pennsylvania Commerce Bancorp, Inc.
Notes To The Interim Consolidated Financial Statements
June 30, 2004 (Unaudited)

1.  Basis of Presentation

         The consolidated financial statements include the accounts of Pennsylvania Commerce Bancorp, Inc. ("the Company") and its wholly owned subsidiary Commerce Bank/Harrisburg, N.A. ("the Bank"). All material intercompany accounts and transactions have been eliminated.

         The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and are of a normal, recurring nature. Operating results for the six-month period ended June 30, 2004, are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.

2.  Significant Accounting Policies

         Stock Dividends and Per Share Data

         On January 23, 2004 the Board of Directors declared a 5% stock dividend on common stock outstanding, paid on February 24, 2004, to stockholders of record on February 6, 2004. Payment of the stock dividend resulted in the issuance of approximately 109,000 additional common shares and cash of $16,592 in lieu of fractional shares. The effect of the 5% common stock dividend has been recorded as of December 31, 2003.

         Stock Option Plan

         The Company accounts for the stock option plan under the recognition and measurements principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement 123, "Accounting for Stock-Based Compensation," to stock-based compensation for three months ended and six months ended June 30, 2004 and 2003:

                                                          Three Months                         Six Months
                                                         Ended June 30,                      Ended June 30,
----------------------------------------------------------------------------------------------------------------
(in thousands)                                       2004              2003             2004              2003
                                                ------------     ------------      ------------     ------------

Net income:
As reported...............................      $      2,181     $      1,658      $      4,109     $      3,306
   Total stock-based compensation cost,
   net of tax, that would have been
   included in the determination of net
   income if the fair  value based method had
   been applied to all awards.............             (310)            (276)             (497)            (431)
                                                ------------     ------------      ------------     ------------
Pro-forma.................................      $      1,871     $      1,382      $      3,612     $      2,875
                                                ============     ============      ============     ============
Reported earnings per share:
   Basic..................................      $       0.93     $       0.73      $       1.76     $       1.46
   Diluted................................              0.86             0.68              1.62             1.36
Pro-forma earnings per share:
   Basic..................................      $       0.80     $       0.61              1.55     $       1.27
   Diluted................................              0.73             0.56              1.42             1.18

Pennsylvania Commerce Bancorp, Inc.
Notes To The Interim Consolidated Financial Statements
June 30, 2004 (Unaudited)

         New Accounting Standards

         In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" which was revised in December 2003. This Interpretation provides guidance for the consolidation of variable interest entities (VIEs). The Company's wholly owned subsidiaries, Commerce Capital Harrisburg Trust I and Commerce Capital Harrisburg Trust II, (the "Trusts") qualify as variable interest entities under FIN 46. The Trusts issued mandatory redeemable preferred securities (Trust Preferred Securities) to third-party investors and loaned the proceeds to the Company. The Trusts hold, as their sole asset, subordinated debentures issued by the Company.

         FIN 46 required the Company to deconsolidate the Trusts from the consolidated financial statements as of March 31, 2004. There has been no restatement of prior periods. The impact of this deconsolidation was to increase junior subordinated debentures by $13.6 million and reduce the trust capital securities line item by $13.0 million that had represented the trust preferred securities of the Trusts. The Company's equity interest in the trust subsidiaries of $600,000, which had previously been eliminated in consolidation, is now reported in "Other assets" as of June 30, 2004. For regulatory reporting purposes, the Federal Reserve Board has indicated that the preferred securities will continue to qualify as Tier 1 Capital subject to previously specified limitations, until further notice. If regulators make a determination that Trust Preferred Securities can no longer be considered in regulatory capital, the securities become callable and the Company may redeem them. The adoption of FIN 46 did not have an impact on the Company's results of operations or liquidity.

         Adoption of this statement did not have a material impact on the Company's financial condition or results of operations.

3.  Commitments and Contingencies

         The Company is subject to certain routine legal proceedings and claims arising in the ordinary course of business. It is management's opinion that the ultimate resolution of these claims will not have a material adverse effect on the Company's financial position and results of operations.

         Future Facilities

         The Company has entered into an agreement to purchase the land located at the corner of Friendship Road and TecPort Drive in Swatara Township, Dauphin County, Pennsylvania. The Company plans to construct a Headquarters/Operations Facility on this property to be opened in 2005.

         The Company has purchased the parcel of land at 115 Bowman Street, City of Lebanon, in Lebanon County, Pennsylvania. The Company is constructing a full-service branch on this property to be opened in Fall 2004.

4.  Comprehensive Income

         Comprehensive income for the Company consists of net income and unrealized gains or losses on available for sale securities and is presented in the consolidated statements of stockholders' equity. Unrealized securities gains or losses and the related tax impact included in comprehensive income are as follows:

Pennsylvania Commerce Bancorp, Inc.
Notes To The Interim Consolidated Financial Statements
June 30, 2004 (Unaudited)

                                                      Three Months Ended                  Six Months Ended
                                                           June 30                             June 30
                                              --------------------------------------------------------------------
(in thousands)                                      2004              2003             2004              2003
                                              ----------------  ----------------  ---------------  ---------------
 Unrealized holding gains (losses)
 on available for sale securities occurring
 during the period........................    $       (8,315)    $          318   $       (5,691)  $         (230)

 Reclassification adjustment for
 gains included in net income.............                --                --               --               --
                                              ----------------  ----------------  ---------------  ---------------

Net unrealized gains (losses).............            (8,315)               318           (5,691)            (230)
Tax effect................................             2,827               (108)           1,935               78
                                              ----------------  ----------------  ---------------  ---------------
Other comprehensive income (loss).........    $       (5,488)   $           210   $       (3,756)  $         (152)
                                              ================  ================  ===============  ===============


5.  Guarantees

         The Company does not issue any guarantees that would require liability recognition or disclosure, other than its standby letters of credit. Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Generally, all letters of credit, when issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as those that are involved in extending loan facilities to customers. The Company, generally, holds collateral and/or personal guarantees supporting these commitments. The Company had $8.8 million of standby letters of credit as of June 30, 2004. Management believes that the proceeds obtained through a liquidation of collateral and the enforcement of guarantees would be sufficient to cover the potential amount of future payment required under the corresponding guarantees. The current amount of the liability as of June 30, 2004 for guarantees under standby letters of credit issued is not material.

================================================================================


                                 400,000 Shares

                       [PA COMMERCE BANCORP LOGO OMITTED]


                                  Common Stock



                               ___________________

                                   PROSPECTUS

                               ___________________





    Sandler O'Neill & Partners, L.P.        Janney Montgomery Scott LLC



                                    [ ], 2004

================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance And Distribution.

         The following table sets forth the estimated costs and expenses, other than underwriting discounts and commissions, to be paid by us in connection with the issuance and distribution of the shares of common stock being registered hereby.


Securities and Exchange Commission registration fee............... $     3,497
NASD filing fee................................................... $     3,000*
Nasdaq National Market listing fee................................ $   104,000*
Accounting fees and expenses...................................... $    80,000*
Legal fees and expenses........................................... $   100,000*
Printing and engraving expenses................................... $    50,000*
Blue Sky qualification fees and expenses.......................... $     5,000*
Transfer agent and registrar fees and expenses.................... $     2,500*
Miscellaneous expenses............................................ $    60,000*
                                                                   ------------

    Total......................................................... $   407,997
                                                                   ------------

* Estimated.


Item 14.  Indemnification of Directors and Officers

         Sections 1741 and 1742 of the Pennsylvania Business Corporation Law of 1988, as amended (the "BCL"), provide that a business corporation may indemnify directors and officers against liability they may incur as such provided that the particular person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of actions against a director or officer by or in the right of the corporation, the power to indemnify extends only to expenses (not judgments and amounts paid in the settlement) and such power generally does not exist if the person otherwise entitled to indemnification shall have been adjudged to be liable to the corporation unless it is judicially determined that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnification for specified expenses. Under Section 1743 of the BCL, the corporation is required to indemnify directors and officers against expenses they may incur in defending actions against them in such capacities if they are successful on the merits or otherwise in the defense of such actions. Under Section 1745 of the BCL, a corporation may pay the expenses of a director or officer incurred in defending an action or proceeding in advance of the final amounts advanced unless it is ultimately determined that such person is not entitled to indemnification from the corporation. Article 20 of our bylaws provides for indemnification of our directors, officers and other agents and advancement of expenses to the extent permitted by the BCL.

         Section 1746 of the BCL grants a corporation broad authority to indemnify its directors, officers and other agents for liabilities and expenses incurred in such capacity, except in circumstances where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness. Article 12 of our articles of incorporation provides that we will indemnify any and all persons whom we shall have the power to indemnify for and against any and all expenses, liabilities or other matters for which indemnification is permitted by applicable laws.

         Article 20 of our bylaws conditions any indemnification or advancement of expenses upon a determination, made in accordance with the procedures specified in Section 1744 of the BCL, by our directors or shareholders that indemnification or advancement of expenses is proper because the director or officer met the standard of conduct set forth in Section 1741 or 1742 of the BCL, as applicable.

         As authorized by Section 1747 of the BCL, we maintain, on behalf of our directors and officers, insurance protection against certain liabilities arising out of the discharge of their duties, as well as insurance covering us for indemnification payments made to our directors and officers for certain liabilities. The premiums for such insurance are paid by us.

Item 15.  Recent Sales of Unregistered Securities


         On September 29, 2004, we issued and sold a total of 100,000 shares of our common stock to Commerce Bancorp, Inc. The price per share was $45.666. The purchase price per share was equal to the average of the closing sale prices of our common stock on the Nasdaq Small Cap Market for the five trading day (i.e. dates on which trades occurred) period ending on September 28, 2004. The aggregate purchase price was $4,566,600.

         The sale and issuance of the securities in the transaction described above is deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering, Commerce Bancorp, Inc. represented its intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in the transaction. Commerce Bancorp, Inc. had adequate access, through its relationship with us, to information about us. No underwriters were employed in the above transaction. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

Item 16.  Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed herewith:



         1. Form of Underwriting Agreement by and among Pennsylvania Commerce Bancorp, Inc. and Sandler O'Neill & Partners, L.P. and Janney Montgomery Scott LLC. (I)
         3.1      Articles of Incorporation of Pennsylvania Commerce Bancorp,
                  Inc. (A)
         3.2      By-laws of Pennsylvania Commerce Bancorp, Inc., as amended.
                  (G)
         4.1 Commerce Harrisburg Capital Trust I and Commerce Harrisburg Capital Trust II (Instruments defining the rights of the holders of trust capital securities issued and sold by Pennsylvania Commerce are not attached, as the amount of such securities is less than 10% of the consolidated assets of Pennsylvania Commerce and its subsidiaries, and the securities have not been registered. Pennsylvania Commerce will provide copies of such instruments to the SEC upon request.)
         4.2 Registration Rights Agreement dated as of September 29, 2004 between Pennsylvania Commerce Bancorp, Inc. and Commerce Bancorp, Inc. (H)
         4.3      Specimen of Common Stock Certificate (A)
         5.       Opinion of Blank Rome LLP. (I)

         10.1 Pennsylvania Commerce Bancorp, Inc.'s 1990 Directors Stock Option Plan. (B)
         10.2 Pennsylvania Commerce Bancorp, Inc.'s 1996 Employee Stock Option Plan. (C)
         10.3 Warrant Agreement and Warrant No. 1 of Commerce Bank/Harrisburg dated October 7, 1988. (E)
         10.4     Amendment No. 1 to the Stock and Warrant Purchase Agreement.
                  (E)
         10.5 Pennsylvania Commerce Bancorp, Inc.'s 2001 Directors Stock Option Plan. (D)
         10.6 Amendment to Network Agreement, including original Network Agreement, by and among Commerce Bancorp, Inc., Pennsylvania Commerce Bancorp, Inc. and Commerce Bank/Harrisburg. (F)
         10.7 Amendment No. 2 to Network Agreement by and among Commerce Bancorp, Inc., Pennsylvania Commerce Bancorp, Inc. and Commerce Bank/Harrisburg, N.A. dated as of September 29, 2004.
                  (H)
         10.8 Stock Purchase Agreement dated as of September 29, 2004, between Pennsylvania Commerce Bancorp, Inc. and Commerce Bancorp, Inc. (H)
         10.9 Stock and Warrant Purchase Agreement dated as of April 29, 1988 between Commerce Bank/Harrisburg and Commerce Bancorp, Inc.
         21. Subsidiaries of Pennsylvania Commerce Bancorp, Inc. (See "Business" Section of this Registration Statement.)
         23.1     Consent of Beard Miller Company LLP.
         23.2     Consent of Blank Rome LLP (included in Exhibit 5).
         24.1     Power of Attorney (I)
____________________________
         (A) Incorporated by reference from Pennsylvania Commerce's Form 8-A filed with the SEC on September 28, 2004.


         (B) Incorporated by reference from Exhibit 4 of Pennsylvania Commerce's Registration Statement on Form S-8 filed with the SEC on July 1, 1999. This is a compensatory arrangement in which Pennsylvania Commerce's directors participate.

         (C) Incorporated by reference from Exhibit 4 of Pennsylvania Commerce's Registration Statement on Form S-8 filed with the SEC on July 1, 1999. This is a compensatory arrangement in which Pennsylvania Commerce's executive officers participate.

         (D) Incorporated by reference from Appendix A of Pennsylvania Commerce's Definitive Proxy Statement for its 2000 Annual Meeting of Shareholders, filed with the SEC on April 19, 2000. This is a compensatory arrangement in which Pennsylvania Commerce's directors participate.

         (E) Incorporated by reference from Pennsylvania Commerce's Form 10-K filed with the SEC on March 30, 2000.

         (F) Incorporated by reference from Exhibit 10 to Pennsylvania Commerce's Report on Form 10-Q, filed with the SEC on November 14, 2003.

         (G) Incorporated by reference from Pennsylvania Commerce's Form 10-K filed with the SEC on March 30, 2004.

         (H) Incorporated by reference from Pennsylvania Commerce's Form 8-K, filed with the SEC on October 1, 2004.

         (I)      Previously filed.


(b)      Financial Statement Schedules

         All schedules for which provision is made in the applicable accounting regulation of the SEC are not required under the related instructions or are inapplicable and therefore have been omitted.

Item 17.  Undertakings.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Camp Hill, Commonwealth of Pennsylvania, on October 22, 2004.



                       PENNSYLVANIA COMMERCE BANCORP, INC.

                       By:      /s/ Gary L. Nalbandian
                                ------------------------------------------
                                Gary L. Nalbandian,
                                Chairman of the Board; President and Chief
                                Executive Officer

                  Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:



                    Name                                        Title                              Date
---------------------------------------------   ---------------------------------------  --------------------------


/s/ Gary L. Nalbandian
---------------------------------------------   Chairman of the Board; President and        October 22, 2004
Gary L. Nalbandian                                Chief Executive Officer (Principal
                                                  Executive Officer)


/s/ Mark A. Zody
---------------------------------------------  Chief Financial Officer and Treasurer        October 22, 2004
Mark A. Zody                                      (Principal Financial and Accounting
                                                  Officer)



*
---------------------------------------------  Director                                    ____________________
James R. Adair


*
---------------------------------------------  Director                                    ____________________
John J. Cardello


*
---------------------------------------------  Director                                    ____________________
Douglas S. Gelder


*
---------------------------------------------  Director                                    ____________________
Alan R. Hassman


*
---------------------------------------------  Director                                    ____________________
Howell C. Mette


*
---------------------------------------------  Director                                    ____________________
Michael A. Serluco

                                      II-5


*
---------------------------------------------  Director                                    ____________________
Samir J. Srouji, M.D.




By: /s/ Gary L. Nalbandian                                                                  October 22, 2004
   ------------------------
        Gary L. Nalbandian
        Attorney-in-fact

                                           EXHIBIT INDEX




         Number      Exhibit Title
         ------      -------------
           1.      Form of Underwriting Agreement by and among Pennsylvania
                   Commerce Bancorp, Inc. and Sandler O'Neill & Partners, L.P.
                   and Janney Montgomery Scott LLC. (I)
           3.1     Articles of Incorporation of Pennsylvania Commerce Bancorp, Inc.  (A)
           3.2     By-laws of Pennsylvania Commerce Bancorp, Inc., as amended.  (G)
           4.1     Commerce Harrisburg Capital Trust I and Commerce Harrisburg Capital Trust II (Instruments defining the rights of the holders of trust capital securities issued and sold by Pennsylvania Commerce are not attached, as the amount of such securities is less than 10% of the consolidated assets of Pennsylvania Commerce and its subsidiaries, and the securities have not been registered. Pennsylvania Commerce will provide copies of such instruments to the SEC upon request.)
           4.2     Registration Rights Agreement dated as of September 29, 2004 between Pennsylvania Commerce Bancorp, Inc. and
                   Commerce Bancorp, Inc.  (H)
           4.3     Specimen of Common Stock Certificate.  (A)
           5.      Opinion of Blank Rome LLP. (I)
          10.1     Pennsylvania Commerce Bancorp, Inc.'s 1990 Directors Stock Option Plan.  (B)
          10.2     Pennsylvania Commerce Bancorp, Inc.'s 1996 Employee Stock Option Plan.  (C)
          10.3     Warrant Agreement and Warrant No. 1 of Commerce Bank/Harrisburg dated October 7, 1988.  (E)
          10.4     Amendment No. 1 to the Stock and Warrant Purchase Agreement.  (E)
          10.5     Pennsylvania Commerce Bancorp, Inc.'s 2001 Directors Stock Option Plan.  (D)
          10.6     Amendment to Network Agreement, including original Network Agreement, by and among Commerce Bancorp, Inc.,
                   Pennsylvania Commerce Bancorp, Inc. and Commerce Bank/Harrisburg. (F)
          10.7     Amendment No. 2 to Network Agreement by and among Commerce Bancorp, Inc., Pennsylvania
                   Commerce Bancorp, Inc. and Commerce Bank/Harrisburg, N.A. dated as of September 29, 2004. (H)
          10.8     Stock Purchase Agreement dated as of September 29, 2004, between Pennsylvania Commerce
                   Bancorp, Inc. and Commerce Bancorp, Inc.  (H)
          10.9     Stock and Warrant Purchase Agreement dated as of April 29, 1988 between Commerce Bank/Harrisburg and Commerce
                   Bancorp, Inc.
          21.      Subsidiaries of Pennsylvania Commerce Bancorp, Inc. (See "Business" Section of this Registration Statement.)



          23.1     Consent of Beard Miller Company LLP.
          23.2     Consent of Blank Rome LLP (included in Exhibit 5).
          24.1     Power of Attorney (I)
____________________________
         (A) Incorporated by reference from Pennsylvania Commerce's Form 8-A filed with the SEC on September 28, 2004.

         (B) Incorporated by reference from Exhibit 4 of Pennsylvania Commerce's Registration Statement on Form S-8 filed with the SEC on July 1, 1999. This is a compensatory arrangement in which Pennsylvania Commerce's directors participate.

         (C) Incorporated by reference from Exhibit 4 of Pennsylvania Commerce's Registration Statement on Form S-8 filed with the SEC on July 1, 1999. This is a compensatory arrangement in which Pennsylvania Commerce's executive officers participate.

         (D) Incorporated by reference from Appendix A of Pennsylvania Commerce's Definitive Proxy Statement for its 2000 Annual Meeting of Shareholders, filed with the SEC on April 19, 2000. This is a compensatory arrangement in which Pennsylvania Commerce's directors participate.

         (E) Incorporated by reference from Pennsylvania Commerce's Form 10-K filed with the SEC on March 30, 2000.

         (F) Incorporated by reference from Exhibit 10 to Pennsylvania Commerce's Report on Form 10-Q, filed with the SEC on November 14, 2003.

         (G) Incorporated by reference from Pennsylvania Commerce's Form 10-K filed with the SEC on March 30, 2004.

         (H) Incorporated by reference from Pennsylvania Commerce's Form 8-K, filed with the SEC on October 1, 2004.

         (I)      Previously filed.